As filed with the Securities and Exchange Commission on January 8, 2010
Registration No. 333-
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Duoyuan Global Water Inc.
(Exact Name of Registrant as Specified in Its Charter)

Not Applicable
(Translation of Registrant’s Name Into English)

British Virgin Islands (State or Other Jurisdiction of Incorporation Or organization)	3550 (Primary Standard Industrial Classification Code Number)	Not Applicable (IRS Employer Identification No.)

Duoyuan Global Water Inc.
No. 3 Jinyuan Road
Daxing Industrial Development Zone
Beijing 102600, People’s Republic of China
Tel: +8610-6021-2222
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
Tel: (212) 894-8641
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Simon Luk, Esq. David A. Sakowitz, Esq. Winston & Strawn LLP 200 Park Avenue New York, New York 10166 Tel: +1-212-294-6700	Kurt J. Berney, Esq. O’Melveny & Myers LLP Plaza 66, 37th Floor 1266 Nanjing Road West Shanghai 200040 People’s Republic of China Tel: +8621-2307-7000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered(1)	Price per Share(2)	Offering Price(2)	Fee
Ordinary shares, par value $0.000033 per share(3)	9,326,320	$18.905	$176,314,080	$12,571.19

(1)	Includes (a) all ordinary shares represented by American depositary shares, or ADSs, initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public and (b) up to 1,200,000 ordinary shares represented by ADSs that are issuable upon the exercise of the underwriters’ option to purchase additional shares. These ordinary shares represented by ADSs are not being registered for the purposes of sales outside of the United States.

(2)	Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the ADSs of $37.81 on January 5, 2010, as reported on the New York Stock Exchange. Each ADS represents two ordinary shares.

(3)	ADSs evidenced by American depositary receipts, or ADRs, issuable upon deposit of the ordinary shares registered hereby have been registered pursuant to a separate registration statement on Form F-6 (File No. 333-159920).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 8, 2010

4,063,160 American Depositary Shares

DUOYUAN GLOBAL WATER INC.

Representing 8,126,320 Ordinary Shares

$      per ADS

•	We and the selling shareholders are offering American depositary shares, or ADSs, each representing two of our ordinary shares, par value $0.000033 per share.

•	Of the 4,063,160 ADSs offered by this prospectus, we are offering 2,500,000 ADSs and the selling shareholders identified in this prospectus are offering 1,563,160 ADSs. We will not receive any proceeds from the sale of the ADSs by the selling shareholders.

•	On January 7, 2010, the closing price of our ADSs on the New York Stock Exchange was $39.61 per ADS.

•	Trading Symbol: New York Stock Exchange — DGW.

This investment involves risk. See “Risk Factors” beginning on page 10.

	Per ADS	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Duoyuan Global Water Inc.	$	$
Proceeds, before expenses, to the selling shareholders	$	$

The underwriters have a 30-day option to purchase up to 400,000 additional ADSs from us and up to 200,000 additional ADSs from a selling shareholder to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ADSs will be ready for delivery on or about          , 2010.

Credit Suisse	Piper Jaffray

The date of this prospectus is          , 2010

You should rely only on the information contained in this prospectus. Neither we, the selling shareholders nor the underwriters have authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus and the financial statements.

Overview

We are a leading China-based domestic water treatment equipment supplier. Our product offerings address key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Founded in 1992, we offer a comprehensive set of more than 90 complementary products across the following three product categories:

•	Circulating Water Treatment Equipment. We currently produce 39 products, including electronic water conditioners, fully automatic filters, circulating water central processors, cyclone filters and water softeners, used in the process of treating water and removing buildup in circulating water systems.

•	Water Purification Equipment. We currently produce 33 products, many of which use ultraviolet, ozone, membrane-based and electrodeionization, or EDI, technologies, in the process of treating and purifying water for various applications and end-user customers, including residential communities and commercial businesses.

•	Wastewater Treatment Equipment. We currently produce 19 products, including grit separators, microporous aerators and belt-type thickener-filter press mono-block machines, used in the process of treating wastewater, such as municipal sewage and industrial and agricultural wastewater.

With over 80 distributors throughout China in 28 provinces, including most of China’s key economic regions, we believe our nationwide distribution network is one of the largest among water treatment equipment suppliers in China. This extensive network allows us to be closer to our end-user customers and enables us to be more responsive to local market demand than many of our competitors. As one of the first privately owned companies in China to supply water treatment products and through joint efforts with our distributors, we have developed a broad base of end-user customers throughout China, consisting primarily of wastewater treatment plants, water works facilities, manufacturing plants, commercial businesses, residential communities and individual customers.

By leveraging our in-house research and development team, we continually broaden our market reach by introducing new products that help us diversify our revenue base, stay current with technological developments in the water treatment equipment industry and maintain our competitive advantage. Since 2004, we have developed more than 70 new products across our three product categories, many of which utilize non-chemical and energy saving technologies that are, we believe, increasingly important features to our end-user customers. Of these new products, 38 were introduced into the market in 2008. In September and October of 2009, we introduced six new or enhanced products across our three product categories. We plan to continue developing new and enhanced products to maintain and expand our competitive advantage and market reach.

We believe our manufacturing and assembly operations are complex and integrated, involving the coordination of raw materials and components, internal production processes and external distribution processes. In addition to utilizing common components and materials within and across product categories, we employ common manufacturing and assembly practices for our product lines, providing us a highly scalable and efficient operating structure. To further save costs, increase operational efficiencies, improve the quality of our products, and protect our key technologies, we also produce certain core components in-house.

Our revenues grew 44.8% from RMB292.9 million in 2006 to RMB424.0 million in 2007 and 39.8% to RMB592.7 million ($86.8 million) in 2008. Our revenues grew 33.0% from RMB443.2 million for the nine months ended September 30, 2008 to RMB589.6 million ($86.4 million) for the nine months ended September 30, 2009. Our net income grew 55.7% from RMB52.8 million in 2006 to RMB82.2 million in 2007 and 62.7% to RMB133.8 million ($19.6 million) in 2008. Our net income decreased 34.8% from

RMB118.3 million for the nine months ended September 30, 2008 to RMB77.2 million ($11.3 million) for the nine months ended September 30, 2009, primarily due to the impact of share-based compensation expense. Excluding the impact of our share-based compensation expense, our net income would have increased 42.6% or RMB50.4 million ($7.4 million) from RMB118.3 million for the nine months ended September 30, 2008 to RMB168.8 million ($24.7 million) for the nine months ended September 30, 2009. For the year ended December 31, 2008, our three product categories, circulating water treatment, water purification and wastewater treatment, accounted for 41.5%, 21.6% and 36.2% of our revenues, respectively. For the nine months ended September 30, 2009, circulating water treatment, water purification and wastewater treatment accounted for 37.5%, 21.3% and 39.6% of our revenues, respectively.

Industry

Due to urbanization and industrialization, China faces severe water shortages and natural water resource pollution. To address those issues, the Chinese government has enacted stricter environmental standards and invested significantly in water treatment projects to promote sustainable economic growth and to provide its population with affordable, purified water. Accordingly, the demand for water treatment equipment has experienced and is expected to continue to experience rapid growth.

According to the Freedonia Group, a market research firm, the demand for water treatment products in China is estimated to increase nearly 15.5% per year between 2008 and 2012. We expect China’s ongoing industrialization and urbanization will drive demand for water treatment equipment in China for the foreseeable future.

Our Strengths and Strategy

We believe that the following competitive strengths enable us to compete effectively in and capitalize on the growing water treatment industry in China:

•	strong customer recognition and industry reputation;

•	established nationwide distribution network with over 80 distributors in 28 provinces;

•	proven research and development capabilities, including the development of non-chemical, membrane-based and other energy efficient water treatment processes;

•	comprehensive and high-quality product offerings with more than 90 complementary products across our three product categories; and

•	vertically integrated and local cost structure.

Our strategy is to capitalize on our competitive strengths to expand our current market penetration and to benefit from the anticipated growth in China’s water treatment industry. Our strategy consists of the following key elements:

•	expand our manufacturing facilities to increase in-house production of key components used in existing or new product offerings;

•	expand our product offerings and increase sales of integrated systems;

•	focus on advanced technologies to enhance energy saving and recycling features of our products and reduce their operational costs;

•	increase our market share in China by introducing additional advanced products and actively managing our existing distribution network; and

•	enter into new water market segments, some of which may include water conservation equipment for agricultural irrigation and sludge dryers, either through selective strategic acquisitions or by developing complementary products.

Recent Developments

Initial Public Offering

On June 29, 2009, we completed our initial public offering of 6,325,000 of our ADSs, representing 12,650,000 of our ordinary shares, at an initial public offering price of $16.00 per ADS.

New Product Offerings

In September and October of 2009, we introduced six new products and marketed them through our existing distribution channels. Of our new products, the side stream processor and multifunctional automatic decontaminating equipment are in our circulating water treatment equipment category, the IMT central water processor is in our water purification equipment category and the COD on-line testing equipment, UV shelving disinfection system and flocculant preparation system are in our wastewater treatment equipment category.

Capacity Expansion Update

Commencing in early 2009, we began purchasing equipment for our planned expansion at our facility. Additionally, we have identified and submitted a bid for 14 hectares of land to expand our production capacity for several of our product lines. We intend to continue our capacity expansion plans for our existing and new product lines in 2010. We believe that that the cash proceeds from our initial public offering, cash flow from operations, and net proceeds from this offering will allow us to meet our capacity expansion targets.

New Director Appointments

On November 26, 2009, we appointed Charles V. Firlotte to our board of directors and as a member of the audit committee, the compensation committee and the nominating and corporate governance committee, each effective as of January 1, 2010. Mr. Firlotte is currently the president and chief executive officer of Aquarion Water Company. Mr. Firlotte replaced Thomas S. Rooney, Jr., who resigned from our board of directors effective January 1, 2010.

On August 26, 2009, we appointed Ms. Ping Wei to our board of directors and as chairperson of the audit committee and as a member of the compensation committee and the nominating and corporate governance committee. Ms. Wei replaces Christopher P. Holbert, who resigned from the Company’s Board of Directors effective August 26, 2009 to become the chief executive officer of Duoyuan Printing, Inc., an affiliated company.

Sales and Marketing Plan

In the third quarter of 2009, we engaged China Central Television, or CCTV, to develop a television advertising campaign to further increase brand awareness and further drive sales growth. As of September 30, 2009, we had RMB30.4 million ($4.5 million) in advertising commitments to CCTV that will be paid on a monthly installment basis from October 2009 to August 2010. We will be investing a total of over $6.5 million in this campaign through the third quarter of 2010.

Our Corporate Structure

We were incorporated on June 21, 2007 under the laws of the British Virgin Islands and act as a holding company. We conduct substantially all of our business through our two wholly owned Chinese subsidiaries: Duoyuan Clean Water Technology Industries (China) Co., Ltd., or Duoyuan Beijing, and Duoyuan Water Treatment Equipment Manufacturing (Langfang) Co., Ltd., or Duoyuan Langfang. We are in the process of establishing several new wholly owned Chinese subsidiaries to organize our corporate structure. Each new subsidiary will undertake the development, manufacturing, marketing and sales of one or more specific product types. We registered two of these new subsidiaries in October 2009 in Beijing: Duoyuan Global Centrifuge Manufacturing (China) Co., Ltd, or Duoyuan Centrifuge, and Duoyuan Global Water Conservation Equipment (China) Co., Ltd., or Duoyuan Water Conservation. We registered a third new subsidiary in November 2009, Langfang Duoyuan Aeration System and Equipment Manufacturing Co., Ltd., or Duoyuan Aeration. None of

these new subsidiaries have commenced operations. We anticipate that the remaining new subsidiaries will be duly registered by March 2010. We do not have any other subsidiaries or equity interests in any other entity. Our majority shareholder is Duoyuan Investments Limited, which is a British Virgin Islands company wholly owned by Wenhua Guo, our chairman and chief executive officer.

The following chart summarizes our corporate structure, including our subsidiaries, as of the date of this prospectus:

Our Chinese subsidiaries may be foreign-owned as a result of Chinese regulations encouraging or permitting foreign investment in the water treatment equipment business in China. As required under Chinese law, the establishment of our Chinese subsidiaries was approved by the local counterpart authorized by the Ministry of Commerce in accordance with the business scale and total amount of investment.

Office Location

We were incorporated in the British Virgin Islands on June 21, 2007. Our principal executive offices are located at No. 3 Jinyuan Road, Daxing Industrial Development Zone, Beijing 102600, People’s Republic of China. Our telephone number at this address is (8610) 6021-2222. Our registered office in the British Virgin Islands is located at P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.duoyuan-hq.com. The information contained on our website is not incorporated by reference into this prospectus and is not part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Conventions That Apply to This Prospectus

Unless otherwise indicated, references in this prospectus to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents two ordinary shares;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus, Hong Kong, Macau and Taiwan;

•	“revenue” are to net revenue;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“shares” and “ordinary shares” are to our ordinary shares, par value $0.000033 per share;

•	“U.S. GAAP” are to the generally accepted accounting principles in the United States of America; and

•	‘‘$” and “U.S. dollars” are to the legal currency of the United States of America.

Unless the context indicates otherwise, “we,” “us,” “our company,” “our” and “Duoyuan Water” refer to Duoyuan Global Water Inc., a British Virgin Islands company, its predecessor entities and subsidiaries. See “Corporate Structure.”

Unless otherwise indicated, our financial information presented in this prospectus has been prepared in accordance with U.S. GAAP.

Solely for your convenience, this prospectus contains translations of certain Renminbi amounts into U.S. dollar amounts at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, translations of Renminbi into U.S. dollars have been made at the noon buying rate in effect on September 30, 2009, which was RMB6.8262 to $1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange may limit our ability to receive and use our revenue effectively and limit the ability of our PRC subsidiaries to obtain financing” and “— Fluctuations in exchange rates could adversely affect our business and the value of our securities” for discussions of the effects of currency control and fluctuating exchange rates on the value of our ADSs. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Unless otherwise indicated, all information in this prospectus:

•	is based on 43,702,631 ordinary shares outstanding on September 30, 2009;

•	assumes no exercise of the underwriters’ over-allotment option;

•	assumes that the number of ordinary shares to be outstanding immediately after the completion of this offering excludes 1,052,631 ordinary shares reserved for future issuances under our 2008 Omnibus Incentive Plan, 187,500 of our ordinary shares issuable upon the exercise of options granted to Stephen C. Park, our chief financial officer, 1,515 of our ordinary shares issuable upon the exercise of options granted to Charles V. Firlotte, one of our directors, 1,546 of our ordinary shares issuable upon the exercise of options granted to Ping Wei, one of our directors, and 1,390 of our ordinary shares issuable upon the exercise of options granted to Yuefeng Yu, one of our directors, that are outstanding as of December 31, 2009; and

•	gives effect to the 3-for-1 ordinary share split effective June 2, 2009.

The Offering

Total number of ADSs offered in this offering	4,063,160 ADSs, representing 8,126,320 ordinary shares.

ADSs offered by us	2,500,000 ADSs, representing 5,000,000 ordinary shares.

ADSs offered by the selling shareholders	1,563,160 ADSs, representing 3,126,320 ordinary shares.

Over-allotment option	We and the selling shareholders have granted the underwriters a 30-day option to purchase up to 400,000 additional ADSs from us and 200,000 additional ADSs from a selling shareholder to cover over-allotments at the public offering price less the underwriting discount and commission.

ADSs outstanding immediately prior to this offering	8,588,160 ADSs.

ADSs outstanding immediately after this offering	11,088,160 ADSs (or 11,463,160 ADSs if the underwriters exercise the over-allotment option in full).

Ordinary shares outstanding immediately prior to this offering	43,702,631 ordinary shares.

Ordinary shares outstanding immediately after this offering	48,702,631 ordinary shares (or 49,502,631 ordinary shares if the underwriters exercise the over-allotment option in full).

Offering price per ADS	$ per ADS.

The ADSs	Each ADS represents two ordinary shares, par value $0.000033 per share. The ADSs initially will be evidenced by ADRs. The depositary will be the registered holder of the ordinary shares underlying your ADSs.

You will have the rights of an ADR holder as provided in a deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. You will be required to pay fees to the depositary upon issuance and cancellation of ADSs and distributions of cash or securities and an annual services fee, and certain fees, charges, costs or expenses incurred by the depositary.

To better understand the terms of our ADSs, including fees, charges, costs or expenses, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is incorporated by reference as an exhibit to the registration statement that includes this prospectus. We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be considered, by continuing to hold your ADSs, to have agreed to be bound by the deposit agreement as amended.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $93.6 million, after deducting the underwriting discount and commission and the estimated offering expenses payable by us, based on an assumed public offering price of $39.61 per

ADS, which was the last sale price for our ADSs as reported by the NYSE on January 7, 2010. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $108.7 million. We will not receive any proceeds from the sale of ADSs by the selling shareholders.

We intend to use our net proceeds from this offering as follows:

• to expand our manufacturing facilities to increase in-house production of key components used in existing or new product offerings; and

• for general corporate purposes.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.

Lock-up	We, the selling shareholders and our directors and executive officers have agreed with the underwriters that, without the prior written consent of Credit Suisse and Piper Jaffray, subject to certain exceptions, neither we, the selling shareholders, nor any of our directors or executive officers will, for a period of 90 days following the date of this prospectus, offer, sell or contract to sell any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or ordinary shares. See “Underwriting.”

Dividend policy	We do not anticipate paying any cash dividends in the foreseeable future.

Listing	Our ADSs are listed on the New York Stock Exchange under the symbol “DGW.” Our ordinary shares are not listed on any exchange or quoted for trading on any over-the-counter trading system.

Depositary	Deutsche Bank Trust Company Americas.

Payment and settlement	We expect our ADSs to be delivered against payment on or about , 2010.

Summary Combined and Consolidated Financial and Operating Data

The following summary combined and consolidated statements of income data for the years ended December 31, 2006, 2007 and 2008 and the summary consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited combined and consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 included elsewhere in this prospectus. The following summary unaudited consolidated statements of income data for the nine months ended September 30, 2008 and 2009 and the summary unaudited consolidated balance sheet data as of September 30, 2009 have been derived from our unaudited consolidated financial statements for the nine months ended September 30, 2008 and 2009 included elsewhere in this prospectus. The summary unaudited consolidated statements of income data for the nine months ended September 30, 2008 and 2009 and the summary unaudited consolidated balance sheet data as of September 30, 2009 were prepared on the same basis as our audited combined and consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, as we consider necessary for a fair presentation of our financial condition and results of operations for the periods presented. Our combined and consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected in any future period. Our results for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the full year. You should read the following information in conjunction with our combined and consolidated financial statements and related notes included elsewhere in this prospectus, “Selected Combined and Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,				Nine Months Ended September 30,
	2006(1)	2007	2008	2008	2008	2009	2009
					(Unaudited)	(Unaudited)	(Unaudited)
					RMB	RMB	$
	RMB	RMB	RMB	$
	(In thousands, except share and per share data)

Combined and Consolidated Statements of Income Data:
Revenue	292,863	423,962	592,699	86,827	443,168	589,579	86,370
Cost of revenue	178,125	272,402	326,809	47,876	243,195	304,062	44,543

Gross profit	114,738	151,560	265,890	38,951	199,973	285,517	41,827
Research and development expenses	12,856	14,405	16,370	2,398	11,594	13,683	2,005
Selling expenses	27,672	30,698	37,076	5,431	26,277	41,490	6,078
General and administrative expenses	10,243	11,034	35,792	5,243	11,069	97,162	14,234

Operating income	63,967	95,423	176,652	25,879	151,033	133,182	19,510
Interest expense	7,372	5,759	3,118	457	2,588	923	135
Other income	2,507	4,523	1,279	187	1,020	805	118
Loss from sale of property	—	—	3,216	471	3,204	—	—

Income from continuing operations before income taxes	59,102	94,187	171,597	25,138	146,261	133,064	19,493
Provision for income taxes	7,403	11,799	37,830	5,542	27,951	55,868	8,184

Income from continuing operations	51,699	82,388	133,767	19,596	118,310	77,196	11,309
Income (loss) from discontinued operations	1,113	(180)	—	—	—	—	—

Net income	52,812	82,208	133,767	19,596	118,310	77,196	11,309

	Year Ended December 31,				Nine Months Ended September 30,
	2006(1)	2007	2008	2008	2008	2009	2009
					(Unaudited)	(Unaudited)	(Unaudited)
					RMB	RMB	$
	RMB	RMB	RMB	$
	(In thousands, except share and per share data)

Earnings per basic share: Income from continuing operations	—	2.75	4.46	0.65	3.94	2.22	0.33
Income (loss) from discontinued operations	—	(0.01)	—	—	—	—	—
Net income	—	2.74	4.46	0.65	3.94	2.22	0.33
Earnings per diluted share: Income from continuing operations	—	2.75	4.46	0.65	3.94	2.22	0.33
Income (loss) from discontinued operations	—	(0.01)	—	—	—	—	—
Net income	—	2.74	4.46	0.65	3.94	2.22	0.33
Weighted average number of basic shares outstanding	—	30,000,000	30,000,000	30,000,000	30,000,000	34,718,122	34,718,122
Weighted average number of diluted shares outstanding	—	30,000,000	30,000,000	30,000,000	30,000,000	34,767,287	34,767,287

	As of December 31,			As of September 30,
	2007	2008	2008	2009	2009
				(Unaudited)	(Unaudited)
				RMB	$
	RMB	RMB	$
	(In thousands)

Consolidated Balance Sheet Data:
Cash	28,053	198,518	29,082	937,210	137,296
Total assets	420,243	538,086	78,827	1,385,812	203,014
Total current liabilities	110,316	94,393	13,828	141,314	20,702
Total shareholders’ equity	309,926	443,693	64,999	1,244,498	182,312

(1)	During the years ended December 31, 2005 and 2006, we were capitalized under the laws of the PRC and did not have shares outstanding.

RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our ADSs. You should also consider the other information in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business

If the market for water treatment equipment does not grow at the rate we expect or at all, our sales and profitability may be materially and adversely affected.

We derive all of our revenue from sales of our products in China. Our business development depends, in large part, on continued growth in the demand for quality water treatment equipment in China. Although this market has grown rapidly, the growth may not continue at the same rate. The Freedonia Group, a market research firm, projects demand for water treatment products in China will increase nearly 15.5% per year between 2008 and 2012. However, developments in our industry are, to a large extent, outside of our control and any reduced demand for water treatment equipment, any downturn or other adverse changes in China’s economy could materially and adversely harm our sales and profitability.

If we fail to meet evolving customer demands and requirements for water treatment equipment, including through product enhancements or new product introductions, or if our products do not compete effectively, our financial results may be materially and adversely affected.

The market for water treatment equipment is characterized by changing technologies, periodic new product introductions and evolving customer and industry requirements, including solution requirements for different contaminants or varying volumes of water. Our competitors are continuously searching for more cost effective and efficient water treatment methods and technologies which, if successful, could render our products obsolete in whole or in part. Our research and development efforts will focus on (1) developing new processes, applications and technologies to enhance our existing products, including automation of our circulating water treatment equipment, ozone disinfection products such as large ozone generators, ultraviolet usage in water treatment and enhancement of the performance index for belt-type filter press and high-performance aerators, and (2) establishing a research and development center for water environment and equipment, which will be responsible for studying and researching the characteristics of the water environment and the theories of water treatment systems for different water qualities. If we fail to timely develop new product enhancements and new products or if our products are rendered obsolete, we may be unable to grow our revenue as expected and may incur expenses relating to the development or acquisition of new products and technologies that are not fully offset by the revenue they generate, which could materially and adversely affect our financial results.

We may be unable to successfully expand our manufacturing capacity, which could result in material delays, quality issues, increased costs and loss of business opportunities, and if we fail to accurately gauge demand for our products or our product and customer initiatives fail, we may have overcapacity, which may negatively impact our product margins and profitability.

Many of our distributors aggressively bid for contracts to sell our water treatment equipment to real property developers, construction companies and municipalities. If a significant number of our distributors successfully bid for or obtain such contracts or projects, we may not have sufficient manufacturing capacity to meet their increased demand for our products. We plan to expand our manufacturing capacity and upgrade existing facilities to meet increasing demand. These projects may not be constructed on the anticipated timetable or within budget. We may also experience quality control issues as we implement these manufacturing upgrades and ramp up production. Any material delay in completing these projects, or any substantial increase in costs or quality issues in connection with these projects, could materially and adversely affect our business, financial condition and results of operations, and result in a loss of business opportunities. Also, if we fail to successfully gauge distributor and end-user customer demand for our products or if our products and customer initiatives fail, we may experience overcapacity which may negatively impact our product margins and profitability.

If we fail to maintain or improve our market position or respond successfully to changes in the competitive landscape, our business, financial condition and results of operations may be materially and adversely affected.

We operate in a highly competitive industry characterized by rapid technological development and evolving industry standards. Our competitors include a number of global and China-based companies that produce and sell products similar to ours. We compete with both major international conglomerates and local companies in each of our product categories as follows:

•	Circulating Water Treatment Equipment. Our electronic water conditioner competes primarily with products from three other local companies: Zhejiang De’an New Technology Development Co. Ltd. (China), Jiangyin Jialong Environment Technology Co. Ltd. (China) and Beijing Kejingyuan Huanyu Technology Development Co. Ltd. (China). Our automatic filter competes primarily with products from Claude Laval Co. (USA), FILTOMAT Ltd. (Israel) and Shijiazhuang Yuquan Environmental Protection Equipment Co. Ltd. (China).

•	Water Purification Equipment. Our ozone generator competes primarily with products from Ozonia Ltd. (Switzerland), WEDECO AG (Germany) and Shanghai Environmental Protection Equipment Factory (China). Our industry pure water equipment with EDI functions compete primarily with products from GE Water & Process Technologies, CANPURE Corporation (Canada) and Zhejiang Omex Environmental Engineering Ltd. (a subsidiary of Dow Chemical).

•	Wastewater Treatment Equipment. Our microporous aerator competes primarily with products from REHAU (Germany), ITT (Sweden) and Zhejiang Yuhuan Jieda Water Supply & Disposal Equipment Co. Ltd. (China). Our belt-type thickener-filter press mono-block machine competes primarily with products from Wuxi Tongyong Machinery Co. Ltd. (China), DWT Project Co. Ltd. (Finland) and Passavant-Roediger GmbH (Germany).

Some of our international competitors have stronger brand names, greater access to capital, longer operating histories, longer or more established relationships with their customers, stronger research and development capabilities and greater marketing and other resources than we do. In response, as of September 30, 2009, we had RMB30.4 million ($4.5 million) in advertising commitments to CCTV that will be paid on a monthly installment basis from October 2009 to August 2010, in order to further increase brand awareness and further drive sales growth of our products. We will be investing a total of over $6.5 million in this campaign through the third quarter of 2010. These expenditures will have a direct adverse impact on our profitability without any guarantee that they will increase the awareness of our brand. Some of our domestic competitors have stronger distribution networks and end-user customer bases, better access to government authorities and stronger industry-based backgrounds than us. Due to the evolving markets in which we compete, additional competitors with significant market presence and financial resources may enter those markets, and thereby intensify competition. These competitors may be able to reduce our market share by adopting more aggressive pricing policies than we can or by developing technology and services that gain wider market acceptance than our products. Existing and potential competitors may also develop relationships with our distributors in a manner that could significantly harm our ability to sell, market and develop our products. As a result of these competitive pressures and expected increases in competition, we may price our products lower than our competitors to maintain market share. Any lower pricing may negatively affect our profit margins. If we fail to maintain or improve our market position or fail to respond successfully to changes in the competitive landscape, our business, financial condition and results of operations may be materially and adversely affected.

Our net income may fluctuate significantly from quarter to quarter, which may cause volatility in the price of our ADSs.

Our net income may fluctuate from quarter to quarter. For example, our net income has fluctuated significantly from one quarter to the next during the nine quarters in the period from July 1, 2007 to September 30, 2009. Historically, quarterly fluctuation has been primarily due to lower sales during the winter months as construction activities decrease. Historically, our revenue has been the highest during the third quarter and lowest during the first quarter and we expect our net income to continue to fluctuate due to seasonality. We may also experience losses in the future depending on a number of additional factors, including the extent to which our products continue to gain or maintain market acceptance, changes in our end-user customers’ budgets, the rate and size of expenditures we incur, product and price competition in our market and other factors, many of which are outside our control. If our revenue for a particular quarter is lower than we expect, we may be unable to reduce our fixed costs and operating expenses for that quarter by a corresponding amount, which would negatively impact our net income for that quarter. You should not rely on quarter-to-quarter comparisons of our net income as an indication of our future performance. Our net income may fall below the expectations of market analysts and investors in some future periods and may not be consistent with our past results. If this occurs, even temporarily, it could cause volatility in the market price of our ADSs.

Our business is capital-intensive and our growth strategy may require additional capital which may not be available on favorable terms or at all.

We may require additional cash resources due to changed business conditions, implementation of our strategy to expand our manufacturing capacity or potential investments or acquisitions we may pursue. To meet our capital needs, we may sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution of your holdings. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Our expansion strategy may not prove successful.

One of our key strategies to grow our business is to expand our production capacity and distribution network through organic expansion as well as through the acquisition of complementary companies. Consequently, we are subject to all of the risks inherent in the unforeseen costs and expenses, challenges, complications, and delays frequently encountered in connection with the expansion and acquisition of any new businesses or production lines, as well as those risks that are specific to our industry. For example, we may expand into a product line in which we have no prior experience, we may have to rely on new distributors with which we have no prior relationship and introduce ourselves to a new and unfamiliar customer base. Pursuing our growth strategies, including integrating and expanding our facilities and service offerings to meet our customers’ needs, has resulted in, and will continue to result in, substantial demands on our resources and management’s time. Managing this growth and our growth strategies will require, among other things:

•	continued enhancement of our research and development capabilities;

•	effective coordination and integration of our research facilities and teams, particularly those located in different facilities, including newly opened sites;

•	successful hiring and training of personnel;

•	effective management of a business geographically distributed in China;

•	effective cost control;

•	sufficient liquidity;

•	effective and efficient financial and management control;

•	increased marketing and sales-support activities;

•	effective quality control;

•	management of our distribution network; and

•	management of our suppliers to leverage our purchasing power.

Any failure to effectively manage our anticipated growth and execute on our growth strategies could adversely affect our business, including our financial condition, results of operations, cash flows and prospects. No assurance can be given that these expansions will occur or result in revenue or profit. While we believe that our expansion plans can be paid for with proceeds from our initial public offering, proceeds from this offering and cash generated by our operating activities, if due to unforeseen factors, there is insufficient cash on hand at the time of such plant expansions and/or proposed business acquisitions, we would be required to either forgo the expansions and/or proposed business acquisitions, use shares as consideration for the acquisitions, which could have a dilutive effect on existing shareholders, and/or seek debt financing for the plant expansions and/or proposed business acquisitions, which may not be available on commercially reasonable terms, or at all.

We depend on distributors for all of our revenue. Failure to maintain relationships with our distributors or to otherwise expand our distribution network could negatively affect our ability to effectively sell our products.

We depend on distributors for all of our revenue. We do not have long-term distribution agreements, and most distribution agreements have one-year terms. As our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. We compete for quality distributors with both international conglomerates and local companies. Our competitors often enter into long-term distribution agreements that effectively prevent their distributors from selling our products. In addition, we rotate our sales and marketing personnel among geographic areas periodically to reduce our reliance on any single employee’s relationship with distributors in any market. This practice may make us less attractive to some distributors. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products. Our distributors could suspend their distribution services and the supply of our products to end users could be interrupted by unforeseen events. Delivery disruptions may occur for various reasons beyond our control, including improper handling by distributors or third-party transport operators, transportation bottlenecks, natural disasters and labor strikes. Improper handling by distributors or third-party transport operators could also result in damage to our products. If our products are not delivered to end users on time, or if they are delivered damaged, we could lose business and our reputation could be harmed.

We may be unable to effectively manage our distribution network, and our business, prospects and brand may be materially and adversely affected by our distributors’ actions.

Our ability to manage the activities of our independent distributors is limited. Our distributors could take one or more of the following actions, any of which may have a material adverse effect on our business, prospects and brand:

•	sell products that compete with our products, including possibly counterfeit products utilizing the “Duoyuan” name;

•	sell our products outside their designated territory, possibly in violation of the distribution rights of other distributors;

•	fail to adequately promote our products;

•	fail to provide proper training and service to our end-user customers; or

•	violate the anti-corruption laws of China, the United States or other countries.

Failure to adequately manage our distribution network, or non-compliance by distributors with our distribution agreements could harm our corporate image among our end-user customers and disrupt our sales, which could result in a failure to meet our sales goals. Furthermore, we could be liable for actions taken by our distributors, including any violations of applicable law in connection with the marketing or sale of our products, including China’s anti-corruption laws and the U.S. Foreign Corrupt Practices Act, or the FCPA. In particular, we may be held liable for actions taken by our distributors even though all of our distributors are non-U.S. companies that are not subject to the FCPA. Our distributors may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products. If our distributors violate these laws, we could be required to pay damages or fines, which may materially and adversely affect our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or the market price of our ADSs could be adversely affected if we become the target of any negative publicity as a result of actions taken by our distributors.

Our failure to adequately protect, or uncertainty regarding the validity, enforceability or scope of, our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.

We strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements. As a result, we regard our intellectual property as critical to our success. Implementation and enforcement of intellectual property-related laws in China has historically been lacking due primarily to ambiguities in Chinese intellectual property law. Accordingly, protection of intellectual property and proprietary rights in China may not be as effective as in the United States or other countries. Currently, we hold eight Chinese patents, two of which are for inventions, five are for utility models and one is for design. We also have 11 pending Chinese patent applications. We will continue to rely on a combination of patents, trade secrets, trademarks and copyrights to protect our intellectual property, but this protection may be inadequate. For example, our pending or future patent applications may not be approved or, if allowed, they may not be of sufficient strength or scope to protect our intellectual property. As a result, third parties may use the technologies and proprietary processes that we have developed and compete with us, which may negatively affect any competitive advantage we enjoy, dilute our brand and materially and adversely affect our results of operations.

In addition, policing the unauthorized use of our proprietary technology can be difficult and expensive. Litigation may be necessary to enforce our intellectual property rights and due to the relative unpredictability of China’s legal system and potential difficulties of enforcing a court’s judgment in China, there is no guarantee litigation would result in an outcome favorable to us. Furthermore, any such litigation may be costly and may divert our management’s attention away from our core business. An adverse determination in any lawsuit involving our intellectual property is likely to jeopardize our business prospects and reputation. We have no insurance coverage against litigation costs so we would be forced to bear all litigation costs if we cannot recover them from other parties. All of the foregoing factors could harm our business, financial condition and results of operations.

Limitations on our use of the “Duoyuan” name and third-party use of our trademarks and the “Duoyuan” name may dilute their value and materially and adversely affect our reputation, goodwill and brand.

On December 1, 2007, we transferred all our Duoyuan-related trademarks to Duoyuan Investments Limited, our majority shareholder, which is wholly owned by Mr. Wenhua Guo, our chairman and chief executive officer. On September 17, 2008 and May 27, 2009 Duoyuan Investments Limited granted us an exclusive, royalty-free perpetual license to use these trademarks for our business. Such license would terminate upon certain events, including a change in control. Duoyuan Investments Limited and Duoyuan Printing, Inc. may use these trademarks for other products, which may create confusion regarding our brand. In addition, some of our distributors use the Chinese characters of our name, “Duoyuan”, in their company name and we may be unable to prevent such use. The use of “Duoyuan” in their legal names by these distributors may confuse our end-user customers who may associate our name with the distributor and incorrectly believe our distributors are our affiliates. Due to ambiguities in Chinese intellectual property law, the cost of enforcement and our prior lack of enforcement, we may be unable to prevent third parties from using the Duoyuan trademark and our name, Duoyuan.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely against us, could disrupt our business and subject us to significant liability to third parties.

Our success largely depends on our ability to use and develop our technology, know-how and product designs without infringing upon the intellectual property rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The holders of patents and other intellectual property rights potentially relevant to our product offerings may be unknown to us or may otherwise make it difficult for us to acquire a license on commercially acceptable terms.

There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies. In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid the risks of intellectual property rights infringement created by suppliers of components used in our products or by companies we work with in cooperative research and development activities. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have obtained or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in China or other countries. The defense of intellectual property claims, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming, and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to:

•	pay damage awards;

•	seek licenses from third parties;

•	pay additional ongoing royalties, which could decrease our profit margins;

•	redesign our products; or

•	be restricted by injunctions.

These factors could effectively prevent us from pursuing some or all of our business and result in our end-user customers or potential end-user customers deferring, canceling or limiting their purchase or use of our products, which may have a material adverse effect on our business, financial condition and results of operations.

We may undertake acquisitions, which may have a material adverse effect on our ability to manage our business, and may end up being unsuccessful.

Our growth strategy may involve the acquisition of new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. These acquisitions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. Furthermore, acquisitions may require significant attention from our management, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions into our existing business and operations. Future acquisitions may also expose us to potential risks, including risks associated with:

•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of resources from our existing businesses and technologies;

•	our inability to generate sufficient revenue to offset the costs of acquisitions; and

•	potential loss of, or harm to, relationships with employees or customers, any of which may have a material adverse effect on our ability to manage our business.

Failure to manage our growth could strain our management, operational and other resources, which may materially and adversely affect our business, financial condition and results of operations.

Our growth strategy includes increasing market penetration of our existing products, developing new products, expanding our product offerings and providing a comprehensive integrated set of products. Pursuing these strategies has resulted in, and will continue to result in, substantial demands on management resources. In particular, the management of our growth will require, among other things:

•	continued enhancement of our research and development capabilities;

•	continued growth of our manufacturing capacity;

•	stringent cost controls and sufficient liquidity;

•	strengthening of financial and management controls;

•	increased marketing, sales and sales support activities; and

•	hiring and training of new personnel.

We may not be able to effectively manage any expansion in one or more of these areas, and any failure to do so could harm our ability to maintain or increase revenue and operating results. In addition, our growth may require us to make significant capital expenditures or to incur other significant expenses. If we are not able to manage our growth successfully, our business, financial condition and results of operations may be materially and adversely affected.

The slowdown of China’s economy caused in part by the recent challenging global economic conditions may adversely affect our business, results of operations and financial condition.

China’s economy has experienced a slowdown after the second quarter of 2007, when the quarterly growth rate of China’s gross domestic product reached 11.9%. A number of factors have contributed to this slowdown, including appreciation of the Renminbi, which has adversely affected China’s exports, and tightening macroeconomic measures and monetary policies adopted by the Chinese government aimed at preventing overheating of China’s economy and controlling China’s high level of inflation. The slowdown has been further exacerbated by the challenging global economic conditions in the financial services and credit markets, which in recent months has resulted in extreme volatility and dislocation of the global capital and credit markets.

It is uncertain how long the challenging global economic conditions in the financial services and credit markets will continue and how much of an adverse impact it will have on the global economy in general and the Chinese economy specifically. In response to the challenging global financial conditions, in September 2008 the Chinese government began to loosen economic measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks. On November 5, 2008, the State Council of China announced an economic stimulus plan in the amount of $585 billion to stimulate economic growth and bolster domestic demand. The economic stimulus plan includes, among others, increased spending on basic infrastructure construction projects for water, electricity, gas and heat to improve the standard of living in China and protect the environment. Although the economic stimulus plan could generate increased demand for our water treatment equipment, we cannot assure you that the economic stimulus plan or various macroeconomic measures and monetary policies adopted by the Chinese government to guide economic growth and the allocation of resources will be effective in sustaining the growth of the Chinese economy. The slowdown of the Chinese economy could lead to a decrease in business and construction activity nationwide, which could reduce demand for our products and adversely affect our business, results of operations and financial condition.

If we fail to accurately project demand for our products, we may encounter problems of inadequate supply or oversupply, which would materially and adversely affect our business, financial condition and results of operations, as well as damage our reputation and brand.

Our distributors typically order our products on a purchase order basis. In addition, our contracts with our distributors are typically renewable on an annual basis. Our distributor contracts contain annual sales targets for each distributor, and we take such targets into account when we formulate our overall operation plans. We project demand for our products based on rolling projections from our distributors, distributor inventory levels, and our understanding of industrial policies and government plans for future residential developments that may affect demand for water treatment equipment. The varying sales and purchasing cycles of our distributors, however, make it difficult for us to accurately forecast future demand for our products.

If we overestimate demand, we may purchase more raw materials or components than required. If we underestimate demand, our third party suppliers may have inadequate raw material or product component inventories, which could interrupt our manufacturing and delay shipments, and could result in lost sales. In particular, we are seeking to reduce our procurement and inventory costs by matching our inventories closely with our projected manufacturing needs and by deferring our purchase of raw materials and components from time to time in anticipation of supplier price reductions. As we seek to balance reduced inventory costs and production flexibility, we may fail to accurately forecast demand and coordinate our procurement and production to meet demand on a timely basis. Our inability to accurately predict and to timely meet our demand would materially and adversely affect our business, financial conditions and results of operations as well as damage our reputation and brand.

If we cannot obtain sufficient raw materials and components that meet our production standards at a reasonable cost or at all, our ability to produce and market our products, and thus our business, could suffer.

The key raw materials and components used in the manufacturing of our products are steel, rubber, resin and plastics, standardized mechanical parts and electric machinery. We purchase a small percentage of our electronic components from suppliers who import these components. Our other raw materials and components are purchased from Chinese subsidiaries of foreign suppliers or local suppliers, each of whom manufacture these components in China. We produce all other components internally. We may experience a shortage in the supply of certain raw materials and components in the future, and if any such shortage occurs, our manufacturing capabilities and results of operations could be negatively affected.

For 2006, 2007, 2008 and the nine months ended September 30, 2009, purchases from our largest supplier accounted for 27.0%, 21.5%, 18.8% and 19.6%, respectively, of our total purchases of raw materials and components. For the same periods, our ten largest suppliers combined accounted for 70.3%, 69.5%, 77.6% and 78.0%, respectively, of our total purchases of raw materials and components. As of September 30, 2009, our top three suppliers accounted for 19.6%, 15.6% and 12.4%, respectively, of our total purchases. If any supplier is unwilling or unable to provide us with high-quality raw materials and components in required quantities and at acceptable costs, we may not be able to find alternative sources on satisfactory terms in a timely manner, or at all. In addition, some of our suppliers may fail to meet qualifications and standards required by our customers now or in the future, which could impact our ability to source raw materials and components. Our inability to find or develop alternative supply sources could result in delays or reductions in manufacturing and product shipments. We may be required to redesign our products to conform to the materials and components provided by these alternative suppliers. Moreover, these suppliers may delay shipments or supply us with inferior quality raw materials and components that may adversely impact the performance of our products. If raw material prices increase rapidly or to levels significantly higher than normal, we may not be able to pass price increases through to our customers, which could adversely affect our operating margins and cash flows. Even if we are able to increase prices, any such price increases may reduce demand for our products. If any of these events occur, our ability to produce and market our products, and thus our business, could suffer.

Any interruption in our manufacturing operations or production and distribution processes could impair our financial performance and negatively affect our brand.

Our manufacturing operations involve the coordination of raw materials and components (some sourced from third parties), internal production processes and external distribution processes. While these operations are modified on a regular basis in an effort to improve manufacturing and distribution efficiency and flexibility, we may experience difficulties in coordinating the various aspects of our manufacturing processes, thereby causing downtime and delays. We manufacture, assemble and store almost all of our products, as well as conduct some of our primary research and development activities, at a principal facility located in the Langfang Economic & Technical Development Zone near Beijing, China. We do not maintain back-up facilities, so we depend on this facility for the continued operation of our business. A natural disaster or other unanticipated catastrophic event, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. Our facility and certain equipment located in this facility would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facility. The occurrence of such an event could materially and adversely affect our business. In addition, any stoppage in production, even if temporary, or delay in delivery to our customers could severely affect our business or reputation. We currently do not have business interruption insurance to offset these potential losses and any interruption in our manufacturing operations or production and distribution processes could impair our financial performance and negatively affect our brand.

Our insurance coverage may be inadequate to protect us against losses.

Although we maintain property insurance coverage for our facilities and certain equipment, we do not have any business liability, loss of data or business interruption insurance coverage for our operations in China. If any claims for injury are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

Problems with product quality or product performance could result in a decrease in customers and revenue, unexpected expenses and loss of market share.

Our operating results depend, in part, on our ability to deliver quality products on a timely and cost effective basis. As our products become more advanced, it may become more difficult to maintain our quality standards. If we experience deterioration in the performance or quality of any of our products, including as a result of the expansion of our manufacturing capabilities, it could result in delays in delivery, cancellations of orders or customer returns and complaints, loss of goodwill and harm to our brand and reputation. Furthermore, our products are manufactured using raw materials and components that have been produced by third parties, and when a problem occurs, it may be difficult to identify the source of the problem. These problems may lead to a decrease in customers and revenue, harm to our brand, unexpected expenses, loss of market share, the incurrence of significant repair costs, diversion of the attention of our personnel from our product development efforts or customer relation problems, any one of which may materially and adversely affect our business, financial condition and results of operations.

Our products may become subject to recall in the event of defects or other performance related issues.

Our products may become subject to recall and we may be at risk for product recall costs which are costs incurred when, either voluntarily or involuntarily, a product is recalled through a formal campaign to solicit the return of specific products due to a known or suspected performance defect. Costs typically include the cost of the product, part or component being replaced, the cost of the recall borne by our customers and labor to remove and replace the defective part or component. Our products have not been the subject of an open recall. If a recall decision is made, we will need to estimate the cost of the recall and record a charge to earnings in that period. In making this estimate, judgment is required as to the quantity or volume to be recalled, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between us and the customer and, in some cases, the extent to which the supplier of the part or component will share in the recall cost. As a result, these estimates are subject to change. Excessive recall costs or our failure to adequately estimate these costs may negatively affect our operating results.

If our end-user customers that use our products successfully assert product liability claims against us due to defects in our products, our results of operations may suffer and our reputation may be harmed.

Our products are used for various purposes, such as treating municipal sewage and industrial wastewater and purifying water for food and beverage and pharmaceutical production. These uses tend to affect large geographic areas and significant numbers of people, and often have serious impact on the environment and people’s health and safety and daily lives. Consequently, the malfunctioning of our products could potentially cause tremendous damage. If our products are not properly designed or manufactured or if they do not perform adequately in the treatment of water, we could be subject to claims for damages based on theories of product liability and other legal theories. The costs and resources to defend such claims could be substantial and, if such claims are successful, we could be responsible for paying some or all of the damages. We do not have product liability insurance for our products. In addition, negative publicity from such claims may also damage our reputation, regardless of whether such claims are successful. Any of these consequences resulting from defects in our products would harm our results of operations, adversely affect our safety reputation among customers and potential customers, decrease our overall market share and increase our costs by requiring us to take additional measures to ensure our safety precautions are even more visible and effective.

Environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may harm our results of operations.

We are subject to environmental, health and safety laws and regulations that affect our operations, facilities and products in China. Any failure to comply with any present or future environmental, health and safety laws and regulations could result in the assessment of damages or imposition of fines against us, suspension of production, cessation of our operations or even criminal sanctions. New laws and regulations could also require us to acquire costly equipment or to incur other significant expenses. Our failure to control the use of, or adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspension of our business operations, which may harm our results of operations.

In connection with the construction of our Duoyuan Langfang manufacturing facilities, which became operational in July 2000, we obtained the required environmental protection assessment. Pursuant to the Regulations of Hebei Province on the Administration and Supervision of Environmental Pollution Prevention, effective as of March 1, 2008, enterprises discharging pollutants must obtain a pollutant discharging permit from relevant governmental authorities. According to the attestation issued by the Environmental Protection Bureau at Langfang Economic and Development Zone dated September 18, 2009, Duoyuan Langfang has obtained all approvals and permits required by relevant environmental laws and regulations and its discharge of hazardous substances is under the limit set by relevant environmental laws and regulations. If Duoyuan Langfang or any of our other PRC subsidiaries discharge pollutants or hazardous substances in excess of the limit set by relevant environmental laws and regulations, we may be required to obtain a pollutant discharging permit from the relevant environmental protection authority. Any failure to timely obtain this permit may result in us being reprimanded by the relevant governmental authorities, which may result in a monetary fine in an amount equal to three times any illegal gains, or RMB5,000 to RMB10,000, if we have no illegal gains, subject to the discretion of the governmental authorities. If we are deemed to have materially violated the regulation regarding the discharge of pollutants, the governmental authorities may order us to rectify the situation of noncompliance within a time limit. If more stringent regulations are adopted in the future, the related compliance costs could be substantial. Any failure by us to control the use of or to adequately restrict the discharge of hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.

We may not possess all of the licenses required to operate our business, or we may fail to maintain the licenses we currently hold. This could subject us to fines and other penalties, which may have a material adverse effect on our business, financial condition and results of operations.

We are required to hold a variety of permits and licenses to operate our business in China. We may not possess all of the permits and licenses required for all of our business activities. Under PRC laws, a public health permit is required for products related to sanitation and safety of drinking water. Duoyuan Beijing obtained a health permit from the Chinese Ministry of Public Health for its Ultraviolet Water Purifier. We have updated Duoyuan Beijing’s health permit and listed Duoyuan Langfang as the actual manufacturing enterprise of the Ultraviolet Water Purifier. For certain of our water purification treatment products, we have determined that a public health permit is not required either because a permit is not technically required because the water following related treatment is not meant for human drinking consumption or the related product is sold as part of an integrated solution and we possess the requisite public health permit for some key part of such integrated solution. If governmental officials do not agree with these determinations, we may be required to apply for a separate public health permit for some of our water purification treatment products or some part of our integrated water purification solution, to stop sales of the product pending receipt of the permit or subject to fines or penalties of no more than RMB30,000 for failure to possess the required permit. In addition, there may be circumstances under which an approval, permit or license granted by a governmental agency is subject to change without substantial advance notice, and it is possible that we could fail to obtain an approval, permit or license that is required to expand our business as we intend. If we fail to obtain or to maintain such permits or licenses or renewals are granted with onerous conditions, we could be subject to fines and other penalties and be limited in the number or the quality of the products that we would be able to offer. As a result, our business, financial condition and results of operations could be materially and adversely affected.

We depend heavily on key personnel, and the loss of certain employees and senior management could harm our business.

Our future success depends in significant part upon the continued contributions of certain of our technical and senior management personnel, including Messrs. Wenhua Guo, our chairman and chief executive officer, Ronglin Qiao, our chief operating officer and the general manager of our operating subsidiary Duoyuan Beijing, and Lixin Wang, our chief technology officer and the general manager of our operating subsidiary Duoyuan Langfang. It also depends in significant part upon our ability to attract and retain additional qualified management, technical, sales and marketing and support personnel for our operations. Competition for such personnel is intense and we may fail to retain certain of our personnel or fail to attract, assimilate or retain other high-qualified personnel in the future. If we lose a key employee, if a key employee fails to perform in his or her current position or if we are not able to attract and retain skilled employees as needed, our business and expansion plans could suffer. Turnover in our senior management could significantly deplete institutional knowledge held by our existing senior management team and impair our operations, which could harm our business.

In addition, if any of these key personnel joins a competitor or forms a competing company, we may lose some of our distributors or end user customers. In such cases, our profitability and financial performance may be adversely affected. We have entered into confidentiality and non-competition agreements with all of these key personnel. However, if any disputes arise between these key personnel and us, it is not clear, in light of uncertainties associated with the Chinese legal system, what the court decisions will be and the extent to which these court decisions could be enforced in China, where all of these key personnel reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the Chinese legal system could limit the legal protections available to you and us.”

Wenhua Guo, our chairman and chief executive officer and 54.8% beneficial owner of our ordinary shares, has substantial influence over our company, and his interests may not be aligned with the interests of our other shareholders.

Wenhua Guo, our chairman and chief executive officer, beneficially owns 54.8% of our ordinary shares prior to this offering, and he will beneficially own approximately 49.3% of our ordinary shares following this offering, assuming no exercise of the underwriters’ over-allotment option. As a result, he has significant influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which in turn could prevent our shareholders from recognizing a gain in the event that a favorable offer is extended and may materially and adversely affect the market price of our ADSs.

In addition, on December 1, 2007, we transferred all our Duoyuan-related trademarks to Duoyuan Investments Limited, our majority shareholder, which is wholly owned by Mr. Guo. On September 17, 2008 and May 27, 2009 Duoyuan Investments Limited granted us an exclusive, royalty-free perpetual license to use these trademarks for our business, which license may terminate in certain instances. Mr. Guo’s refusal to allow us to use the Duoyuan name on reasonable terms or at all could have the effect of discouraging, delaying or preventing a future change of control, which in turn could prevent our shareholders from recognizing a gain in the event that a favorable offer is extended and may materially and adversely affect the market price of our ADSs.

Concurrent positions held by Wenhua Guo, our chairman and chief executive officer, with other businesses could impede his ability to devote sufficient time to our business and could pose conflicts of interest.

Wenhua Guo serves as chairman of Duoyuan Printing, Inc., a public company. He is also the beneficial owner of 100% of the equity interest in our majority shareholder, Duoyuan Investments Limited, which owns a controlling interest in Duoyuan Printing, Inc. Through its subsidiaries in China, Duoyuan Printing, Inc. is principally engaged in the manufacture and sale of offset printing equipment to the Chinese market. Mr. Guo devotes most of his business time to our affairs and the remainder of his business time to the affairs of these printing equipment-related companies. Mr. Guo’s decision-making responsibilities for these printing equipment-related companies are in the areas of public relations, management of human resources, risk management and strategic planning. As a result, conflicts of interest may arise from time to time. Additionally, even though Mr. Guo is accountable to us and our shareholders as a fiduciary, which requires that he exercise good faith and due care in handling our affairs, his existing responsibilities to other entities may limit the amount of time he can spend on our affairs.

The termination and expiration or unavailability of preferential tax treatments once available to us may have a material adverse effect on our operating results.

Prior to January 1, 2008, entities established in China were generally subject to a 30% state and 3% local enterprise income tax rate. However, entities that satisfied certain conditions enjoyed preferential tax treatment. In accordance with PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, or FIE Income Tax Law, which was effective until December 31, 2007, both Duoyuan Beijing and Duoyuan Langfang enjoyed preferential income tax rates. See “Regulation — Taxation.” Effective January 1, 2008, the PRC National People’s Congress enacted the PRC Enterprise Income Tax Law, or the new EIT law. The new EIT law imposes a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. The preferential tax treatment enjoyed by Duoyuan Beijing expired prior to the effective date of the new EIT law. As a result, Duoyuan Beijing is subject to the uniform income tax rate of 25%. The preferential tax treatment enjoyed by Duoyuan Langfang expired at the end of 2008. As a result, the tax rate applicable to Duoyuan Langfang increased from the rate of 12.5% to the uniform rate of 25% in 2009. The expiration and termination of such preferential tax treatment may have a material adverse effect on our operating results in 2009. Moreover, the preferential tax treatment

Duoyuan Beijing enjoyed included a tax holiday for which only manufacturing enterprises were eligible. This tax holiday was approved by the relevant local state tax bureau. Although we believe Duoyuan Beijing was a qualified manufacturing enterprise, the definition of manufacturing enterprise is unclear and subject to discretionary interpretation and enforcement by the PRC authorities. If we are deemed not qualified for prior periods, we may be required to refund prior tax benefits received.

The newly enacted Chinese enterprise income tax law will affect tax exemptions on the dividends we receive and increase the enterprise income tax rate applicable to us.

We are a holding company incorporated under the laws of the British Virgin Islands. We conduct substantially all of our business through our wholly owned Chinese subsidiaries and we derive all of our income from these subsidiaries. Prior to January 1, 2008, dividends derived by foreign legal persons from business operations in China were not subject to the Chinese enterprise income tax. However, such tax exemption ceased after January 1, 2008 with the effectiveness of the new EIT law.

The New EIT Law provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “tax resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management bodies” which are applicable to our company. A substantial majority of the members of our management team are located in China. If our company is considered a PRC tax resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, our company will be subject to the uniform 25% enterprise income tax rate as to our global income as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and the Implementing Rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempted income”, we can not assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, dividends payable by us to our investors and gain on the sale of our shares may become subject to PRC withholding tax. As a result of such changes, our historical operating results will not be indicative of our operating results for future periods and the value of our ordinary shares or ADSs may be adversely affected.

The contractual arrangements entered into between our Chinese subsidiaries or between us and one of our Chinese subsidiaries and those arrangements entered into between us or one of our Chinese subsidiaries and an entity affiliated with us may be subject to audit or challenge by the Chinese tax authorities. A finding that we, Duoyuan Beijing or Duoyuan Langfang owe additional taxes could substantially reduce our net earnings and the value of your investment.

Under Chinese laws and regulations, arrangements and transactions among affiliated parties may be subject to audit or challenge by the Chinese tax authorities. The new EIT Law became effective on January 1, 2008 and provides authority for the PRC tax authority to make special adjustments to taxable income as well as new reporting requirements. In particular, an enterprise must submit its annual tax return together with information on related party transactions to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. In addition, the PRC tax authorities recently issued Implementation Measures for Special Tax Adjustments (Trial) which set forth tax-filing disclosure and contemporaneous documentation requirements, clarify the definition of “related party”, guide the selection and application of transfer pricing methods, and outline the due process procedures for transfer pricing investigation and assessment. We could face material and adverse tax consequences if the Chinese tax authorities determine that the contractual arrangements between our Chinese subsidiaries or between us and one of our Chinese subsidiaries or those arrangements entered into between us or one of our Chinese subsidiaries and an entity affiliated with us do not represent arm’s-length prices and as a result, adjust any of the income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions for Chinese tax purposes recorded by us or our Chinese subsidiaries or an increase in taxable income, all of which could increase our tax liabilities. In addition, the Chinese tax authorities may impose late payment fees and other penalties on us or our Chinese subsidiaries for under-paid taxes.

We may be unable to ensure compliance with United States economic sanctions laws, especially when we sell our products to distributors over which we have limited control.

The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations that impose penalties upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, for conducting activities or transacting business with certain countries, governments, entities or individuals subject to U.S. economic sanctions, or U.S. Economic Sanctions Laws. We will not use any proceeds, directly or indirectly, from sales of our ADSs, to fund any activities or business with any country, government, entity or individual with respect to which U.S. persons or, as appropriate, foreign entities owned or controlled by U.S. persons, are prohibited by U.S. Economic Sanctions Laws from conducting such activities or transacting such business. However, we sell our products through independent non-U.S. distributors which are responsible for interacting with the end users of our products. Although none of these independent non-U.S. distributors are located in or to our knowledge conduct business with countries subject to U.S. economic sanctions such as Cuba, Sudan, Iran, Syria and Myanmar, we may not be able to ensure that such non-U.S. distributors comply with any applicable U.S. Economic Sanctions Laws. As a result of the foregoing, actions could be taken against us that could materially and adversely affect our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.

As a result of being a public company, we incur increased costs that may place a strain on our resources and our management’s attention may be diverted from other business concerns.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and the New York Stock Exchange, have required changes in corporate governance practices of public companies. Compliance with these rules and regulations has increased our legal and financial compliance costs and is expected to make some activities more time-consuming and costly. These requirements may place a strain on our systems and resources. The Securities Exchange Act of 1934, or the Exchange Act, requires that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. Significant resources and management oversight have been dedicated to maintaining and improving the effectiveness of our disclosure controls and procedures and internal control over financial reporting. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

These rules and regulations have made it more expensive for us to obtain director and officer liability insurance, and we have incurred substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.

We are a public company in the United States that is or will be subject to, the Sarbanes-Oxley Act of 2002. As directed by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, the Securities and Exchange Commission adopted rules requiring public companies to include a management’s assessment of the company’s internal controls over financial reporting in their annual reports, including Form 20-F. The 2009 annual report does not require a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies. Under current law, we will be required to include a management report beginning with our annual report for the 2010 fiscal year. Beginning with the 2010 fiscal year, our independent registered public accounting firm will also be required to attest to the system of internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. We can provide no assurance that we will be in compliance with all of the requirements imposed by SOX 404 or that we will receive a positive attestation from our independent auditors. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely affect the market price of our ADSs.

In the course of preparing our combined and consolidated financial statements as of and for the years ended December 31, 2006, 2007 and 2008, several material weaknesses, significant deficiencies and control deficiencies have been identified. If we fail to achieve or maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

Prior to completion of our initial public offering in June 2009, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In preparing our combined and consolidated financial statements, several material weaknesses, significant deficiencies and control deficiencies have been identified, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weaknesses identified in our 2008 audit related to our failure to implement a month-end process to properly accrue expenditures at period-end and record purchases and sales following the closing of our books and proper review of these items. Previously identified material weaknesses mainly related to: (1) an inability to timely identify disputed balances or unpaid aged balances of revenue and accounts receivable; (2) differences and errors in the recording of cost of revenue and inventory; (3) a lack of effective controls over the financial reporting process due to an insufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements; and

(4) inadequate retention and maintenance of legal and accounting documents. The significant deficiencies identified in our 2008 audit primarily related to (1) failure to record inventory balances at the time of delivery rather than after inspection and (2) sales tax rebates paid without corresponding official receipts. Previously observed significant deficiencies included (1) errors in the classification of expenses and (2) related party transactions not entered into on arm’s-length basis. To remedy these weaknesses and deficiencies, we have adopted several measures to improve our internal controls over financial reporting. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ordinary shares. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with SOX 404.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the Chinese government could impede the overall economic growth of China, which could reduce the demand for our products and have a material adverse effect on our business and prospects.

We conduct all of our operations and generate all of our sales in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the higher level of government involvement;

•	the early stage of development of the market-oriented sector of the economy;

•	the rapid growth rate;

•	the higher level of control over foreign exchange; and

•	the allocation of resources.

As the Chinese economy has been transitioning from a planned economy to a more market-oriented economy, the Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven geographically among various sectors of the economy, and during different periods. We cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, the Chinese economy experienced high inflation in the second half of 2007 and the first half of 2008. China’s consumer price index soared 7.9% during the six months ended June 30, 2008 as compared to the same period in 2007. To combat inflation and prevent the economy from overheating, the Chinese government adopted a number of tightening macroeconomic measures and monetary policies, including increasing interest rates, raising statutory reserve rates for banks and controlling bank lending to certain industries or economic sectors. However, due in part to the challenging global economic conditions facing the financial services and credit markets and other factors, the growth rate of China’s gross domestic product decreased to 6.8% in the fourth quarter of 2008, down from 11.9% in the second quarter of 2007. As a result, beginning in September 2008, among other measures, the Chinese government began to loosen macroeconomic measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks. In addition, on November 5, 2008, the State Council of China announced an economic stimulus plan in the amount of $585 billion to stimulate economic growth and bolster domestic demand. The economic stimulus plan includes, among others, increased spending on basic infrastructure construction projects for water, electricity, gas and heat to improve the standard of living in China and protect the environment. Although the economic stimulus plan could generate increased demand for our water treatment equipment, we cannot assure you that the economic stimulus plan or various macroeconomic measures and monetary policies adopted by the Chinese government to guide economic growth and the allocation of resources will be effective in sustaining the growth of the Chinese economy.

The Chinese government will continue to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of water treatment investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business and prospects.

Uncertainties with respect to the Chinese legal system could limit the legal protections available to you and us.

We are a holding company, and we conduct our business primarily through our operating subsidiaries incorporated in China. We and our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The Chinese legal system is based on written statutes, and prior court decisions may be cited for reference, but have limited precedential value. Since 1979, a series of new Chinese laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the Chinese legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. In addition, all but two of our directors are residents of China and not of the United States, and substantially all the assets of these Chinese persons are located outside the United States. As a result, it could be difficult for investors to effect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese officers, directors and subsidiaries. There is also uncertainty as to whether the courts in China would enforce judgments of United States courts against us or our directors and officers based on the civil liabilities provisions of the securities laws of the United States or any other state, or adjudicate an original action brought in China based upon the securities laws of the United States or any other state.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land-use-rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support China’s economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively and limit the ability of our PRC subsidiaries to obtain financing.

All of our revenues and expenses are denominated in Renminbi. Under Chinese law, the Renminbi is currently convertible under the “current account,” which includes dividends and trade and service related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our Chinese operating subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant Chinese government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by Chinese operating subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with Chinese government authorities, including SAFE. In particular, if our Chinese operating subsidiaries borrow foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE and if the loans exceed certain borrowing limits, must be approved by SAFE. In addition, if we finance the subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce, or their respective local counterparts. These limitations could affect our Chinese operating subsidiaries’ ability to obtain foreign exchange through debt or equity financing.

Failure to comply with Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents may subject our Chinese resident shareholders to personal liability, limit our ability to acquire Chinese companies or to inject capital into our Chinese subsidiaries, limit our Chinese subsidiaries’ ability to distribute profits to us or otherwise materially and adversely affect us.

The SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies in October 2005, which became effective in November 2005, and an implementing rule in May 2007, collectively the SAFE Rules. According to the SAFE Rules, Chinese residents, including both legal persons and natural persons, who reside in China, are required to register with the SAFE or its local branch before establishing or controlling any company outside China, referred to in the SAFE Rules as an “offshore special purpose company,” for the purpose of financing that offshore company with their ownership interests in the assets of or their interests in any Chinese enterprise. In addition, a Chinese resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with the injection of equity interests or assets of a Chinese enterprise in the offshore company or overseas fund raising by the offshore company, or any other material change in the capital of the offshore company, including any increase or decrease of capital, transfer or swap of share, merger, division, long-term equity or debt investment or creation of any security interest. The registration and filing procedures under SAFE Rules are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholder loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. The SAFE Rules retroactively required registration by March 31, 2006 of direct or indirect investments previously made by Chinese residents in offshore companies. If a Chinese shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the Chinese subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the Chinese subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under Chinese law for violation of the relevant rules relating to foreign exchange.

Currently, our majority shareholder is Duoyuan Investments Limited, which is wholly owned by Wenhua Guo, our chairman and chief executive officer and a Chinese resident as defined in the SAFE Rules. Mr. Guo has registered with the relevant branch of SAFE, as currently required, in connection with his interests in us and our acquisitions of equity interests in our Chinese subsidiaries. Furthermore, as required by SAFE Rules, our 2008 Omnibus Incentive Plan has been filed with the SAFE or its authorized branch. Mr. Guo has updated his SAFE registration to reflect the completion of our initial public offering in June 2009, his interest in

Duoyuan Investments Limited and filing the 2008 Omnibus Incentive Plan with the SAFE. We attempt to comply and attempt to ensure that each of our Chinese resident shareholders who is subject to the SAFE Rules and other related rules, complies with the relevant requirements of the SAFE Rules. However, we cannot provide any assurances that our Chinese resident shareholders will fully comply with all applicable registrations or approvals required by the SAFE Rules. Moreover, because of uncertainty over how the SAFE Rules will be interpreted and implemented, and how or whether the SAFE Rules will apply to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective Chinese subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency denominated borrowings, may be subject to compliance with the SAFE Rules by Mr. Guo or our other Chinese resident shareholders. In addition, such Chinese residents may not always be able to complete the necessary registration procedures required by the SAFE Rules. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. The failure or inability by Mr. Guo or our other Chinese resident shareholders to comply with the SAFE Rules, if SAFE requires it, may subject them to fines or other sanctions and may also limit our ability to contribute additional capital into or provide loans to our Chinese subsidiaries (including using our net proceeds from this offering for these purposes), limit our Chinese subsidiaries’ ability to pay dividends to us, repay shareholder loans or otherwise distribute profits or proceeds from any reduction in capital, share transfer or liquidation to us, or otherwise adversely affect us. Failure by our Chinese resident shareholders or beneficial owners to comply with SAFE filing requirements described above could result in liability to these shareholders or our Chinese subsidiaries under Chinese laws for evasion of applicable foreign exchange restrictions.

If the China Securities Regulatory Commission, or CSRC, or another Chinese regulatory agency determines that CSRC approval was required for our initial public offering or is required in connection with this offering, this offering may be delayed or cancelled, or we may become subject to penalties.

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and the SAFE, jointly issued the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This new regulation, among other things, has certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring Chinese domestic companies and directly or indirectly established or controlled by Chinese entities or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. Although we acquired the equity interests in Duoyuan Beijing and Duoyuan Langfang after the New M&A Rule became effective, they were established as qualified foreign invested enterprises prior to the effective date and we acquired such equity interests from another offshore company. It is not clear how the provisions in the new regulation regarding the offshore listing and trading of the securities of a special purpose vehicle apply to us. We believe, based on the interpretation of the new regulation and the practice experience of our Chinese legal counsel, Commerce & Finance Law Offices, that CSRC approval was not required for our initial public offering in June 2009 and listing of our ADSs on the New York Stock Exchange and is not required for this offering. Since the new regulation has only recently been adopted, there remains some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or another Chinese regulatory agency subsequently determines that the CSRC’s approval was required for our initial public offering or is required for this offering, we may face sanctions by the CSRC or another Chinese regulatory agency. If this happens, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of our net proceeds from this offering into China, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other Chinese regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel this offering before settlement and delivery of the shares being offered by us.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations which became effective on September 8, 2006.

The New M&A Rule also governs the approval process by which a foreign investor may participate in an acquisition of assets or equity interests of a Chinese company. Depending on the structure of the transaction, the new regulation will require the investors to make a series of applications and supplemental applications to the government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with the new regulations is likely to be more time consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to the new regulation, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our shareholders or sufficiently protect their interests in a transaction. The new regulation allows Chinese government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to the Ministry of Commerce and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The regulations also prohibit a transaction at an acquisition price obviously lower than the appraised value of the Chinese business or assets and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our investors economic interests.

On July 1, 2007, our wholly owned subsidiaries, Duoyuan Beijing and Duoyuan Langfang, each transferred their respective 50% equity interest in Huanan Duoyuan Water Supply Co. Ltd., or Duoyuan Huanan, to Duoyuan Asian Water Inc., another offshore company wholly owned by Wenhua Guo. We obtained the approval from the Heilongjiang provincial investment promotion bureau for this transaction. According to the New M&A Rule, this transaction might require the approval of the Ministry of Commerce. As the interpretation and implementation of the New M&A Rule are unclear, if the approval of Ministry of Commerce is required, the approval that Duoyuan Huanan has obtained may be deemed incomplete and the purchaser, namely Duoyuan Asian Water Inc., may need to obtain further approval from the Ministry of Commerce.

We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities if we or our Chinese employees or directors fail to comply with recent Chinese regulations relating to employee share options or shares granted by offshore special purpose companies or offshore listed companies to Chinese citizens.

On December 25, 2006, the People’s Bank of China, or PBOC, issued the Administration Measures on Individual Foreign Exchange Control, and the corresponding Implementation Rules were issued by SAFE on January 5, 2007. Both of these regulations became effective on February 1, 2007. According to these regulations, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans with PRC citizens’ participation require approval from the SAFE or its authorized branch. On March 28, 2007, the SAFE issued the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, Chinese citizens who are granted share options or shares by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with the SAFE and complete certain other procedures. We are an offshore listed company and as a result we and our Chinese employees who have been granted share options or shares under our 2008 Omnibus Incentive Plan are subject to the Stock Option Rule. We are in the process of filing with the SAFE and undertaking certain other procedures according to the Stock Option Rule. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may be subject to fines or other legal sanctions imposed by the SAFE or other Chinese government authorities. See “Regulation — SAFE regulations on overseas investment of Chinese residents and employee share options or stock holding plans.”

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our ADSs will be indirectly affected by the foreign exchange rate between U.S. dollars and the Renminbi and between those currencies and other currencies in which our revenue may be denominated. Because all of our earnings and cash assets are denominated in Renminbi and our proceeds from this offering will be denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds, as well as our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, the Renminbi has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future the Chinese authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

Currently, we purchase a small percentage of our electronic components from suppliers who import these components. If the U.S. dollar appreciates against the Renminbi, our costs will increase. If we cannot pass the resulting cost increases on to our customers, our profitability and operating results will suffer.

We rely principally on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our two wholly owned Chinese operating subsidiaries, Duoyuan Beijing and Duoyuan Langfang, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If either of our operating subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant Chinese laws and regulations permit payments of dividends by each of our operating subsidiaries only out of its retained earnings after tax, if any, determined in accordance with Chinese accounting standards and regulations.

Under Chinese laws and regulations, each of our operating subsidiaries is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As of December 31, 2006, 2007 and 2008 and as of September 30, 2009, the amount of these restricted portions was approximately RMB11.4 million, RMB20.3 million, RMB36.4 million ($5.3 million) and RMB53.5 million ($7.8 million), respectively. As a result of these Chinese laws and regulations, each of our operating subsidiaries is restricted in its ability to transfer a portion of its net assets to us whether in the form of dividends, loans or advances. Limitations on the ability of our operating subsidiaries to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.

We face risks related to health epidemics and other outbreaks that may disrupt our operations and have a material adverse effect on our business and results of operations.

Our business could be materially and adversely affected by the effects of H1N1 flu (swine flu), avian flu, severe acute respiratory syndrome or other epidemics or outbreaks. In April 2009, an outbreak of H1N1 flu (swine flu) first occurred in Mexico and quickly spread to other countries, including the U.S. and China. In the last decade, China has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome. Any prolonged occurrence or recurrence of H1N1 flu (swine flu), avian flu, severe acute respiratory syndrome or other adverse public health developments in China may have a material adverse effect on our business and operations. These health epidemics could result in severe travel restrictions and closures that would restrict our ability to ship our products. Potential outbreaks could also lead to temporary closure of our manufacturing facilities, our suppliers’ facilities and/or our end-user customers’ facilities, leading to reduced production, delayed or cancelled orders, and decrease in demand for our products. Any future health epidemic or outbreaks that could disrupt our operations and/or restrict our shipping abilities may have a material adverse effect on our business and results of operations.

We face risks related to natural disasters, terrorist attacks or other events in China that may affect usage of public transportation, which could have a material adverse effect on our business and results of operations.

Our business could be materially and adversely affected by natural disasters, terrorist attacks or other events in China. For example, in early 2008, parts of China suffered a wave of strong snow storms that severely impacted public transportation systems. In May 2008, Sichuan Province in China suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. The May 2008 Sichuan earthquake may have a material adverse effect on the general economic conditions in the areas affected by the earthquake. In July 2008, explosive devices were detonated on several buses in Kunming, Yunnan Province of China, which resulted in disruptions to public transportation systems in Kunming and casualties. Any future natural disasters, terrorist attacks or other events in China could cause a reduction in usage of, or other severe disruptions to, public transportation systems and could have a material adverse effect on our business and results of operations.

Risks Related to Our ADSs and This Offering

The market price of our ADSs has been volatile and could continue to be volatile, leading to the possibility of their value being depressed at a time when you want to sell your holdings.

The trading prices of our ADSs have been and are likely to continue to be volatile. Since June 24, 2009, the trading price of our ADSs on the New York Stock Exchange has ranged from $20.40 to $44.00 per ADS, and the last reported sale price on January 7, 2010 was $39.61 per ADS. The trading prices of our ADSs could fluctuate widely in response to factors beyond our control. Broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance, including the following:

•	our earnings releases, actual or anticipated changes in our earnings, fluctuations in our operating results or our failure to meet the expectations of financial market analysts and investors;

•	changes in financial estimates by us or by any securities analysts who might cover our ADSs;

•	speculation about our business in the press or the investment community;

•	significant developments relating to our relationships with our customers or suppliers;

•	stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are in the water treatment or environmental technology industries;

•	customer demand for our products;

•	investor perceptions of the water treatment and environmental technology industries in general and our company in particular;

•	the operating and stock performance of comparable companies;

•	general economic conditions and trends;

•	major catastrophic events;

•	announcements by us or our competitors of new products, significant acquisitions, strategic partnerships or divestitures;

•	changes in accounting standards, policies, guidance, interpretation or principles;

•	loss of external funding sources;

•	expiration of lock-up agreements;

•	sales of our ordinary shares or ADSs, including sales by our directors, officers or significant shareholders; and

•	additions or departures of key personnel.

We cannot predict the effect that this offering will have on the volume or trading price of our ADSs. We cannot provide assurances that the market price of our ADSs will not fall below the public offering price, or that following this offering a shareholder will be able to sell ADSs acquired in this offering at a price equal to or greater than the offering price.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for specific business reasons. In particular, factors such as variations in our revenues, earnings and cash flow, announcements of new investments or acquisitions could cause the market price for our ADSs to change substantially. Any of these factors may result in large and sudden changes in the volume and trading price of our ADSs. In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our financial condition and results of operations.

Future sales or perceived sales of our ordinary shares or ADSs could depress the price of our ADSs.

We, the selling shareholders and our directors and executive officers have agreed with the underwriters that, without the prior written consent of Credit Suisse and Piper Jaffray, subject to certain exceptions, neither we, the selling shareholders nor any of our directors or executive officers will, for a period of 90 days following the date of this prospectus, offer, sell or contract to sell any of our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or ordinary shares. See “Underwriting.” The ordinary shares and ADSs subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended, or Securities Act. See “Shares Eligible for Future Sale.” If the holders of the ordinary shares or ADSs were to attempt to sell a substantial amount of their holdings at once, the market price of our ADSs could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their ordinary shares or ADSs and investors to short the stock, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of ADSs being offered for sale to increase, our ADSs’ market price would likely further decline. All of these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

In addition, since a 180-day lock-up period that commenced on the date of our initial public offering in June 2009 has now expired, certain holders of our ordinary shares have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of that registration. Sales of additional registered shares in the public market could cause the price of our ADSs to decline. For a description of the registration rights that we have granted, see “Description of Share Capital — Registration Rights.”

We do not intend to pay dividends on our ordinary shares for the foreseeable future.

We have never declared or paid any cash dividends on our ordinary shares. We intend to retain any future earnings to fund the operation and expansion of our business and, therefore, we do not anticipate paying cash dividends on our ordinary shares in the foreseeable future.

Even if we pay dividends or other distributions on our ordinary shares, you may not receive them or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees, charge, and expenses and any taxes withheld, duties or governmental charges. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our ordinary shares). However, the depositary is not responsible if it decides that it is illegal or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive any distributions we make on our ordinary shares or any value for them if it is illegal or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

Your right to participate in any future rights offerings may be limited, which may cause dilution of your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities is either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not be able to exercise your right to vote.

As a holder of ADSs, you may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. Under our Fourth Amended and Restated Memorandum and Articles of Association, the minimum notice period required for convening general shareholders’ meetings is seven days. When a general shareholders’ meeting is convened, you may not receive sufficient advance notice to withdraw the shares to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and the ordinary shares underlying your ADSs may not be voted as you requested.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may be classified as a passive foreign investment company, which may result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending on the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company or PFIC, for U.S. federal income tax purposes. Based on our projections of the value of our outstanding ordinary shares and ADSs during the current taxable year, our use of the proceeds of the initial public offering and this offering of our ADSs and other cash that we will hold and generate in the ordinary course of our business throughout the current taxable year, we do not expect to be a PFIC for the taxable year 2009. However, there can be no assurance that we will not be a PFIC for the taxable year 2009 or for any future taxable year, as PFIC status is determined at the end of each taxable year and depends on the composition of our assets and income in such year. We will be considered a PFIC for any taxable year if either (1) at least 75% of our gross income for the taxable year is passive income or (2) at least 50% of the value of our assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate after this offering and may fluctuate considerably. If we were treated as a PFIC for any taxable year during which a U.S. person held our ADS or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

We may use our net proceeds from this offering in ways with which you may not agree.

We have considerable discretion in the application of our net proceeds from this offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner agreeable to you. You must rely on our judgment regarding the application of our net proceeds from this offering. Our net proceeds may be used for corporate purposes that do not improve our profitability or increase the price of our ordinary shares or ADSs. Our net proceeds may also be placed in investments that do not produce income or that lose value.

As the rights of shareholders under British Virgin Islands law differ from those under U.S. law, you may have fewer protections as a shareholder.

Our corporate affairs is governed by our Fourth Amended and Restated Memorandum and Articles of Association, the BVI Business Companies Act, 2004, or the BVI Act, of the British Virgin Islands and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law.

As a result of all of the above, holders of our ADSs may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company. For a discussion of significant differences between the provisions of the BVI Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law; and to impose liabilities against us, in original actions brought in the British Virgin Islands, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

The laws of the British Virgin Islands provide little protection for minority shareholders, so minority shareholders will have little or no recourse if the shareholders are dissatisfied with the conduct of our affairs.

Under the law of the British Virgin Islands, there is little statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies. The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of the corporation, our Fourth Amended and Restated Memorandum and Articles of Association. Shareholders are entitled to have the affairs of the company conducted in accordance with the general law and the articles and memorandum.

There are common law rights for the protection of shareholders that may be invoked, largely dependent on English company law, since the common law of the British Virgin Islands for business companies is limited. Under the general rule pursuant to English company law known as the rule in Foss v. Harbottle, a court will generally refuse to interfere with the management of a company at the insistence of a minority of its shareholders who express dissatisfaction with the conduct of the company’s affairs by the majority or the board of directors. However, every shareholder is entitled to have the affairs of the company conducted properly according to law and the constituent documents of the corporation. As such, if those who control the company have persistently disregarded the requirements of company law or the provisions of the company’s memorandum and articles of association, then the courts will grant relief. Generally, the areas in which the courts will intervene are the following: (1) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (2) acts that constitute fraud on the minority where the wrongdoers control the company; (3) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (4) where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded minority shareholders under the laws of many states in the United States.

Anti-takeover provisions in our Fourth Amended and Restated Memorandum and Articles of Association could delay and discourage takeover attempts that shareholders may consider favorable.

Some provisions of our Fourth Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. Any delay or prevention of a change of control transaction or changes in our board of directors or management could deter potential acquirors or prevent the completion of a transaction in which our shareholders could recognize a gain in the event that a favorable offer is extended and may materially and adversely affect the market price of our ADSs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, principally in the sections entitled “Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Generally, you can identify these statements because they include words and phrases like “expect,” “estimate,” “anticipate,” “predict,” “believe,” “plan,” “will,” “should,” “intend,” and similar expressions and variations. These statements are only predictions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled “Risk Factors” and elsewhere in this prospectus.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed on the previous pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our ADSs, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and ADS price.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our ability to maintain a strong relationship with any particular distributor or end-user customer or to attract new distributors and end user customers;

•	our ability to control our operating costs and expenses;

•	our potential need for additional capital and the availability of such capital;

•	our planned use of proceeds, including our planned expansion of manufacturing capacity and manufacturing upgrades;

•	changes in our management team and other key personnel;

•	our ability to train and retain new employees;

•	introduction by our competitors of new or enhanced water treatment equipment products or services;

•	the effect of competition on demand for and prices of our services and products;

•	fluctuations in general economic conditions;

•	Chinese government policies relating to the environment and water treatment sectors;

•	Chinese tax policies and regulations; and

•	expected growth and change in the environmental and water treatment industry in China.

This prospectus also contains data related to the water treatment sector in China and broad macroeconomic factors that we believe drive the growth of our industry. These market data and industry statistics, based on independent industry publications and other publicly available information, includes projections that are based on a number of assumptions. The water treatment sector in China may not expand at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the complex and changing nature of the environmental and water treatment industry in China, and the broad macroeconomic factors discussed in this prospectus, subjects any projections or estimates relating to the growth prospects or future conditions of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements contained in this prospectus speak only as of the date of this prospectus or, if obtained from third-party studies or reports, the date of the corresponding study or report, and are expressly qualified in their entirety by the cautionary statements in this prospectus. Since we operate in an emerging and evolving environment and new risk factors emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as otherwise required by the securities laws of the United States, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. All forward-looking statements contained in this prospectus are qualified by reference to this cautionary statement.

USE OF PROCEEDS

Our net proceeds from this offering will be approximately $93.6 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed public offering price of $39.61 per ADS, which was the last sale price for our ADSs as reported by the NYSE on January 7, 2010. If the underwriters exercise their over-allotment option in full, our net proceeds will be approximately $108.7 million. We will not receive any proceeds from the sale of ADSs by the selling shareholders. We intend to use our net proceeds from this offering as follows:

•	to expand our manufacturing facilities to increase in-house production of key components used in existing or new product offerings; and

•	for general corporate purposes.

We may also use our net proceeds from this offering to fund potential acquisitions of complementary businesses as such opportunities may arise from time to time, although we do not presently have specific plans and are not currently engaged in any discussions or negotiations with respect to any such transactions. We intend to use the remaining net proceeds from this offering for general corporate purposes, which may include expanding our sales efforts, opening new offices and developing new products and services. Management has not determined the specific allocation of our net proceeds from this offering and will have broad discretion in the allocation of our net proceeds.

Depending on future events and other changes in the business climate, we may determine at a later time to use our net proceeds for different purposes. Pending their use, our net proceeds from this offering will be invested in interest-bearing debt instruments or bank deposits. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. It is possible that we may become a passive foreign investment company for U.S. federal tax purposes, which could result in negative tax consequences for you. For a more detailed discussion of these consequences, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.” Also see “Risk Factors — Risks Related to Our ADSs and This Offering — We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.”

DIVIDEND POLICY

We have not declared or paid any dividends on our ordinary shares and we do not anticipate paying any cash dividends in the foreseeable future. The timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flows, our general financial condition and future prospects, our capital requirements and surplus, contractual restrictions, the amount of distributions, if any, received by us from our Chinese subsidiaries, and other factors deemed relevant by our board of directors. Any future dividends on our ordinary shares would be declared by and subject to the discretion of our board of directors.

Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of ordinary shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes. See “Description of American Depositary Shares.”

PRICE RANGE OF OUR ADSs

Our ADSs are listed for trading on the New York Stock Exchange under the symbol “DGW”. The following table sets forth the monthly high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High	Low

2009 (from June 24, 2009)
June	$25.97	$20.40
July	$31.75	$21.75
August	$34.86	$26.51
September	$36.35	$29.55
October	$43.65	$30.09
November	$41.96	$33.10
December	$44.00	$33.50
2010
January (through January 7, 2010)	$40.00	$35.40

On January 7, 2010, the closing sale price of our ADSs as reported on the New York Stock Exchange was $39.61 per ADS.

EXCHANGE RATE INFORMATION

The following table sets forth the noon buying rates for U.S. dollars in effect in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average	High	Low	Period-End

Year ended December 31,
2005(1)	8.1826	8.2765	8.0702	8.0702
2006(1)	7.9579	8.0702	7.8041	7.8041
2007(1)	7.5806	7.8127	7.2946	7.2946
2008(1)	6.9193	7.2946	6.7800	6.8225
2009(1)	6.8307	6.8470	6.8176	6.8259
For the months of
July 2009	6.8317	6.8342	6.8300	6.8319
August 2009	6.8323	6.8358	6.8299	6.8299
September 2009	6.8277	6.8303	6.8247	6.8262
October 2009	6.8267	6.8292	6.8248	6.8264
November 2009	6.8271	6.8300	6.8255	6.8265
December 2009	6.8275	6.8299	6.8244	6.8259

(1)	The average rate of exchange is calculated using the average of the exchange rates on the last day of each month during the period.

We publish our financial statements in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in New York City for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of September 30, 2009, which was RMB6.8262 to $1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

Since July 2005, the Renminbi has not been pegged solely to the U.S. dollar. Instead, it is pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.5% each day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the future. See “Risk Factors — Risks Related to Doing Business in China — Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2009:

•	on an actual basis; and

•	on a pro forma basis, to give effect to the issuance and sale by the Company of 2,500,000 ADSs in this offering at an assumed public offering price of $39.61 per ADS, which was the closing price of our ADSs on January 7, 2010, assuming the underwriters do not exercise their over-allotment option, and after deducting underwriting discounts and commissions and estimated offering expenses.

You should read this table together with our combined and consolidated financial statements and related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2009
	Actual		Pro Forma
	RMB	$	RMB	$
	(In thousands, except share data)

Notes payable	20,000	2,930	20,000	2,930
Shareholders’ equity:
Ordinary shares, US$0.000033 par value: 1,500,000,000 shares authorized, 43,702,631 shares issued and outstanding, actual; 48,702,631 shares issued and outstanding, pro forma	10	2	12	2
Additional paid-in capital	856,062	125,408	1,494,997	219,009
Statutory reserves	53,468	7,833	53,468	7,833
Retained earnings	334,958	49,069	334,958	49,069

Total shareholders’ equity	1,244,498	182,312	1,883,435	275,913

Total capitalization	1,264,498	185,242	1,903,435	278,843

A $1.00 increase or decrease in the assumed public offering price per ADS would increase or decrease each of the total shareholders’ equity and total capitalization in the above table by approximately $2.4 million, after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise by the underwriters of their over-allotment option.

CORPORATE STRUCTURE

We were incorporated on June 21, 2007 under the laws of the British Virgin Islands and act as a holding company. We conduct substantially all of our business through our two wholly owned Chinese subsidiaries: Duoyuan Clean Water Technology Industries (China) Co., Ltd., or Duoyuan Beijing, and Duoyuan Water Treatment Equipment Manufacturing (Langfang) Co., Ltd., or Duoyuan Langfang. We are in the process of establishing several new wholly owned Chinese subsidiaries to organize our corporate structure. Each new subsidiary will undertake the development, manufacturing, marketing and sales of one or more specific product types. We registered two of these new subsidiaries in October 2009 in Beijing: Duoyuan Global Centrifuge Manufacturing (China) Co., Ltd, or Duoyuan Centrifuge, and Duoyuan Global Water Conservation Equipment (China) Co., Ltd., or Duoyuan Water Conservation. We registered a third new subsidiary in November 2009, Langfang Duoyuan Aeration System and Equipment Manufacturing Co., Ltd., or Duoyuan Aeration. None of these new subsidiaries have commenced operations. We anticipate that the remaining new subsidiaries will be duly registered by March 2010. We do not have any other subsidiaries or equity interests in any other entity. Our majority shareholder is Duoyuan Investments Limited, which is a British Virgin Islands company wholly owned by Wenhua Guo, our chairman and chief executive officer.

We were incorporated as part of a restructuring of the equity interests in our two Chinese subsidiaries: Duoyuan Beijing and Duoyuan Langfang. As part of the restructuring, on September 3, 2007 and November 29, 2007, HydroResource Technology Limited, a British Virgin Islands company wholly owned by Duoyuan Investments Limited, transferred to us all of its equity interest in Duoyuan Beijing and Duoyuan Langfang. On July 1, 2007, Duoyuan Beijing and Duoyuan Langfang transferred each of their respective 50% equity interest in Huanan Duoyuan Water Supply Co. Ltd., or Duoyuan Huanan, a company primarily engaged in the construction, operation and service of local tap water supplying systems, to Duoyuan Asian Water Inc., a British Virgin Islands company wholly owned by Wenhua Guo. Duoyuan Beijing and Duoyuan Langfang had jointly owned Duoyuan Huanan since its inception on November 15, 2002 and currently do not have any equity interest in other entities.

On February 5, 2008, Duoyuan Investments Limited sold 20% of its then-equity interest in us, or 6,000,000 shares of our ordinary shares, to a selling shareholder, GEEMF III Holdings MU, an affiliate of Global Environment Fund, for an aggregate cash purchase price to Duoyuan Investments Limited of $30.2 million.

The following chart summarizes our corporate structure, including our subsidiaries, as of the date of this prospectus:

Duoyuan Beijing.  Duoyuan Beijing was incorporated on April 7, 1992 with an initial registered capital of RMB1.2 million. Wenhua Guo has served as its chairman since its inception. Its principal business activities include the marketing, sale and service of water treatment products. Since its inception, Duoyuan Beijing has undergone a series of equity transfers, each approved by the Chinese local approval authorities and registered with the Beijing Administration for Industry and Commerce. Its registered capital was increased to $30.0 million in July 2009.

Duoyuan Beijing, originally named Beijing Multiformity Electronic Co., Ltd., was initially owned by Tian Yi New Technology Institute, which was affiliated with Wenhua Guo, and Taiwan Gaodian International Co., Ltd. On January 10, 1999, Tian Yi New Technology Institute transferred all of its 53% equity interest in Duoyuan Beijing to Beijing Duoyuan Electric (Group) Corporation. On February 5, 1999 Beijing Duoyuan Electric (Group) Corporation transferred 43% of its 53% equity interest in Duoyuan Beijing to China Duoyuan Communications (Holding), Inc. and the remaining 10% equity interest to Beijing Duoyuan Electric Co., Ltd. Additionally, Taiwan Gaodian International Co. Ltd. transferred all of its 47% equity interest in Duoyuan Beijing to China Duoyuan Communications (Holding), Inc., whose name was changed to Duoyuan Technologies, Inc. on March 17, 1999. On May 19, 2000, Beijing Duoyuan Electric Co., Ltd. transferred the remaining 10% equity interest to Duoyuan Technologies, Inc. On June 7, 2001, Duoyuan Technologies, Inc. changed its name to HydroResource Technology Limited.

Duoyuan Langfang.  Duoyuan Langfang was incorporated by HydroResource Technology Limited on July 4, 2000 with an initial registered capital of $5.0 million. Wenhua Guo has served as its chairman since its inception. Its principal business activities include the development, manufacturing and after-sale service of water treatment products. Its registered capital was increased to $15.0 million in July 2009, which increase was approved by the Chinese local approval authorities and registered with the Langfang Administration of Industry and Commerce.

Duoyuan Centrifuge.  Duoyuan Centrifuge was incorporated on October 16, 2009 with a registered capital of $15.0 million. Sihai Wang is the legal representative of Duoyuan Centrifuge. It has not yet begun operations. Its contemplated principal business activities include the development, manufacturing and after-sale service of sludge screw, industrial centrifuge and other centrifuge equipment.

Duoyuan Water Conservation.  Duoyuan Water Conservation was incorporated on October 23, 2009 with a registered capital of $15.0 million. Liqiu Wu is the legal representative of Duoyuan Water Conservation. It has not yet begun operations. Its contemplated principal business activities include the development, manufacturing and after-sale service of water conservation equipment for commercial and domestic use.

Duoyuan Aeration.  Duoyuan Aeration was incorporated on November 3, 2009 with a registered capital of $4.0 million. Ronglin Qiao is the legal representative of Duoyuan Aeration. It has not yet begun operations. Its contemplated principal business activities include the development, manufacturing and after-sale service of various types of aerators.

SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA

The following selected combined and consolidated statements of income data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited combined and consolidated financial statements for the years ended December 31, 2006, 2007 and 2008 included elsewhere in this prospectus. The following selected combined and consolidated statements of income data for the year ended December 31, 2005 have been derived from our audited combined and consolidated financial statements for the year ended December 31, 2005 that are not included in this prospectus. The following selected unaudited consolidated statements of income data for the nine months ended September 30, 2008 and 2009 and the selected unaudited consolidated balance sheet data as of September 30, 2009 have been derived from our unaudited consolidated financial statements for the nine months ended September 30, 2008 and 2009 included elsewhere in this prospectus. The selected unaudited consolidated statements of income data for the nine months ended September 30, 2008 and 2009 and the selected unaudited consolidated balance sheet data as of September 30, 2009 were prepared on the same basis as our audited combined and consolidated financial statements. The unaudited financial information includes all adjustments, consisting only of normal and recurring adjustments, as we consider necessary for a fair presentation of our financial condition and results of operations for the periods presented. Our combined and consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected in any future period. Our results for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the full year. Selected combined financial data as of December 31, 2004 and for the year ended December 31, 2004 have been omitted because such information could not be provided without unreasonable effort or expense. You should read the following information in conjunction with our combined and consolidated financial statements and related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,					Nine Months Ended September 30,
	2005(1)	2006(1)	2007	2008	2008	2008	2009	2009
						(Unaudited)
						RMB
							(Unaudited)	(Unaudited)
	RMB	RMB	RMB	RMB	$		RMB	$
	(In thousands, except share and per share data)

Combined and Consolidated Statements of Income Data:
Revenue	229,550	292,863	423,962	592,699	86,827	443,168	589,579	86,370
Cost of revenue	150,256	178,125	272,402	326,809	47,876	243,195	304,062	44,543

Gross profit	79,294	114,738	151,560	265,890	38,951	199,973	285,517	41,827
Research and development expenses	12,762	12,856	14,405	16,370	2,398	11,594	13,683	2,005
Selling expenses	24,333	27,672	30,698	37,076	5,431	26,277	41,490	6,078
General and administrative expenses	9,409	10,243	11,034	35,792	5,243	11,069	97,162	14,234

Operating income	32,790	63,967	95,423	176,652	25,879	151,033	133,182	19,510
Impairment loss	1,263	—	—	—	—	—	—	—
Interest expense	7,465	7,372	5,759	3,118	457	2,588	923	135
Other income	2,545	2,507	4,523	1,279	187	1,020	805	118
Loss from sale of property	—	—	—	3,216	471	3,204	—	—

Income from continuing operations before income taxes	26,607	59,102	94,187	171,597	25,138	146,261	133,064	19,493
Provision for income taxes	1,318	7,403	11,799	37,830	5,542	27,951	55,868	8,184

Income from continuing operations	25,289	51,699	82,388	133,767	19,596	118,310	77,196	11,309
Total income (loss) from discontinued operations	667	1,113	(180)	—	—	—	—	—

Net income	25,956	52,812	82,208	133,767	19,596	118,310	77,196	11,309

Earnings per basic share:
Income from continuing operations	—	—	2.75	4.46	0.65	3.94	2.22	0.33
Income (loss) from discontinued operations	—	—	(0.01)	—	—	—	—	—
Net income	—	—	2.74	4.46	0.65	3.94	2.22	0.33
Earnings per diluted share:
Income from continuing operations	—	—	2.75	4.46	0.65	3.94	2.22	0.33
Income (loss) from discontinued operations	—	—	(0.01)	—	—	—	—	—
Net income	—	—	2.74	4.46	0.65	3.94	2.22	0.33
Weighted average number of basic shares outstanding	—	—	30,000,000	30,000,000	30,000,000	30,000,000	34,718,122	34,718,122
Weighted average number of diluted shares outstanding	—	—	30,000,000	30,000,000	30,000,000	30,000,000	34,767,287	34,767,287

	As of December 31,			As of September 30,
	2007	2008	2008	2009	2009
				(Unaudited)	(Unaudited)
				RMB	$
	RMB	RMB	$
	(In thousands)

Consolidated Balance Sheet Data:
Cash	28,053	198,518	29,082	937,210	137,296
Total assets	420,243	538,086	78,827	1,385,812	203,014
Total current liabilities	110,316	94,393	13,828	141,314	20,702
Total shareholders’ equity	309,926	443,693	64,999	1,244,498	182,312

(1)	During the years ended December 31, 2005 and 2006, we were capitalized under the laws of the PRC and did not have shares outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our financial condition and results of operations in conjunction with the section entitled “Selected Combined and Consolidated Financial Data” and our combined and consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under “Risk Factors.” Our actual results may differ materially from those expressed in or implied by these forward-looking statements.

Overview

We are a leading China-based domestic water treatment equipment supplier and offer products to address key steps in the water treatment process. Our products include circulating water treatment equipment, water purification equipment and wastewater treatment equipment. As one of the first privately owned companies in China to supply water treatment products and through joint efforts with our distributors, we have developed a broad base of end-user customers throughout China, consisting primarily of wastewater treatment plants, water works facilities, manufacturing plants, commercial businesses, residential communities and individual customers. We also have one of the largest distribution networks for water treatment equipment suppliers in China. With over 80 distributors throughout China in 28 provinces, we believe our extensive network allows us to be closer to our end-user customers and enables us to be more responsive to local market demand than many of our competitors.

We were incorporated on June 21, 2007 as a holding company under the laws of the British Virgin Islands. We conduct substantially all of our business through our two wholly owned Chinese subsidiaries: Duoyuan Beijing and Duoyuan Langfang. Duoyuan Beijing’s principal business activities include the marketing, sale and service of water treatment products. Duoyuan Langfang’s principal business activities include the development, manufacturing and after-sale service of water treatment products. Until the third quarter of 2007, both companies each held a 50% equity interest in Huanan Duoyuan Water Supply Co., Ltd., or Duoyuan Huanan, which engaged in the construction, operation and service of local tap water supplying systems. We are in the process of establishing several new wholly owned Chinese subsidiaries to organize our corporate structure. Each new subsidiary will undertake the development, manufacturing, marketing and sales of one or more specific product types. We registered two of these new subsidiaries in October 2009 in Beijing: Duoyuan Global Centrifuge Manufacturing (China) Co., Ltd, or Duoyuan Centrifuge, and Duoyuan Global Water Conservation Equipment (China) Co., Ltd., or Duoyuan Water Conservation. We registered a third new subsidiary in November 2009, Langfang Duoyuan Aeration System and Equipment Manufacturing Co., Ltd., or Duoyuan Aeration. None of these new subsidiaries have commenced operations. We anticipate that the remaining new subsidiaries will be duly registered by March 2010. We do not have any other subsidiaries or equity interests in any other entity. Our majority shareholder is Duoyuan Investments Limited, which is a British Virgin Islands company wholly owned by Wenhua Guo, our chairman and chief executive officer.

On August 12, 2007, we entered into an agreement to sell substantially all of the business activities of Duoyuan Huanan, effective July 1, 2007, to Duoyuan Asian Water Inc., a company wholly owned by Wenhua Guo, for RMB12.5 million. As a result, the assets and liabilities and results of operations of Duoyuan Huanan are classified as a discontinued operation in our financial statements.

Outlook

To capitalize on the increased demand for our products, we have undertaken significant capital expansion and capital improvement efforts, including renovations to our manufacturing facilities and corporate headquarters, utilizing cash generated from operations and existing short-term notes. In 2007, we purchased various advanced and high-volume equipment to expand and enhance our manufacturing capabilities, including high-power injection and molding machines and high-volume microporous aerator machines. In 2008, we made a RMB9.9 million down-payment for a new production line to manufacture our belt-type thickener-filter press mono-block machines (wastewater treatment equipment) and spent RMB16.2 million upgrading our manufacturing equipment to produce our products more efficiently. For the nine months ended September 30, 2009, we spent RMB24.9 million ($3.6 million) on various advanced manufacturing equipment upgrades to increase our production capacity, including purchasing highly advanced microporous aerator machines. We intend to use the net proceeds from this offering: (1) to expand our manufacturing facilities to increase in-house production of key components used in existing or new product offerings; and (2) for general corporate purposes.

We had gross profit margins of over 35% in each of 2006, 2007 and 2008, and the nine months ended September 30, 2009, and remain committed to maintaining our gross profit margins at comparable levels by continuing to reduce overall production costs. We have invested, and plan to continue to invest, in research and development efforts to reduce our costs and raw material consumption per unit of production. We also have attempted to source quality product materials and components, while negotiating favorable pricing and volume discounts from our suppliers, leading to historically low raw material costs (particularly for steel) for the nine months ended September 30, 2009. Finally, we have expended resources and leveraged our production experience to develop an efficient and flexible manufacturing and operational infrastructure. As a result, we enjoyed a gross profit margin of over 48% for the nine months ended September 30, 2009. While we plan to continue these initiatives to maximize gross margins, due to the rising costs of raw materials beginning in September 2009, we expect our gross profit margin to trend slightly downward in 2010 compared to the nine months ended September 30, 2009, but still higher than gross profit margins experienced in 2006, 2007 and 2008.

Since 2006, we have expanded our relationships with suppliers by collaborating with them during each step of the manufacturing process to ensure the efficient manufacture of sourced components and to enhance the compatibility of these components with our production processes. To further save costs, increase operational efficiencies and protect our key technologies, we began producing certain core components in-house beginning in 2006, particularly components for our circulating water central processors and the membrane-based rubber coating for our microporous aerators.

We also plan to continue expanding our relationships with our distributors by providing attractive incentives, in-depth training in the use of our products and assistance with the promotion of our products. In addition, we have increasingly focused our sales efforts on distributors that place larger orders in order to reduce our overall selling expenses.

Through our in-house research and development team, we broaden our market reach by introducing new products that could become new sources of revenue for us and help us to diversify our revenue base. Since 2004, we have developed more than 70 new products across our three product categories. Of these new products, 38 products were introduced into the market in 2008. In September and October of 2009, we introduced six new or enhanced products across our three product categories. We plan to continue developing new and enhanced products to maintain and expand our competitive advantage and market reach. We are using approximately $10 million of the net proceeds from our June 2009 initial public offering to build a research and development laboratory which is scheduled to be operational in mid-2011. By that time we expect to increase our research and development staff, including through the addition of foreign-trained engineers. Our research and development efforts will focus on (1) developing new processes, applications and technologies to enhance our existing products, including automation of our circulating water treatment equipment, ozone disinfection products such as large ozone generators, ultraviolet usage in water treatment and enhancement of the performance index for belt-type filter press and high-performance aerators, and (2) establishing a research and development center for water environment and equipment, which will be responsible for studying and researching the characteristics of the water environment and the theories of water treatment systems for different water qualities.

Our revenue grew 44.8% from RMB292.9 million in 2006 to RMB424.0 million in 2007 and 39.8% to RMB592.7 million ($86.8 million) in 2008. Our revenue grew 33.0% from RMB443.2 million for the nine months ended September 30, 2008 to RMB589.6 million ($86.4 million) for the nine months ended September 30, 2009. Although we expect that the challenging global economic conditions, including its impact on industry in China, will affect our revenue growth for the remainder of 2009, we believe that our year over year revenue will continue to grow. While some of our revenues, primarily water treatment equipment sold to industry, are being impacted by China’s economic slowdown (which to date has been less dramatic than in the rest of the world), we believe demand for water treatment equipment will generally continue to increase. Factors contributing to our expected revenue growth include the economic stimulus plan being implemented by the Chinese government in response to the challenging global economic conditions, our production capacity expansion and a business-friendly regulatory environment in China.

Principal Factors Affecting our Financial Performance

We believe that the following factors will continue to affect our financial performance:

Increasing Demand for Water Treatment Equipment

An important factor that positively affects our financial condition is the increasing demand for water treatment equipment in China. The growth in the water treatment equipment industry in China has been driven by several factors, including rapid population growth, industrialization and urbanization, and more recently, the economic stimulus plan being implemented by the Chinese government. These factors have led to an increased demand for affordable purified water. According to the Freedonia Group, the demand for water treatment products in China is estimated to increase nearly 15.5% per year between 2008 and 2012. We also anticipate that water treatment will become a priority issue for municipalities, industries and commercial businesses as the Chinese government imposes stricter environmental and water quality standards to promote sustainable economic growth.

On November 5, 2008, the State Council of China announced an economic stimulus plan in the amount of $585 billion to stimulate economic growth and bolster domestic demand. The economic stimulus plan includes, among others, increased spending on basic infrastructure construction projects for water, electricity, gas and heat to improve the standard of living in China and protect the environment. We believe that this increased spending on infrastructure generally, and on the water infrastructure specifically, will further increase the demand for our water treatment products as local governments build facilities to improve their water supplies and treat wastewater in response to the economic stimulus plan. In recent months, we have experienced an increase in the demand for our wastewater treatment products from our distributors as they bid for contracts to supply these products for the new wastewater facilities being built. Because of the economic stimulus plan and the projected increase in demand for affordable purified water as China continues to industrialize and modernize, we believe that the water treatment industry, and in turn the demand for our products, will continue to experience strong growth for the next couple of years. However, any adverse changes in China’s economic conditions or any continued decline in the global economy may adversely affect the demand for water treatment equipment products. In addition, regulatory changes could adversely affect the ability of companies such as ours to service and compete in this market.

We believe that these initiatives should generate strong demand for water treatment equipment and promising business prospects for the water treatment equipment industry and our company, especially as China continues to industrialize and modernize. We intend to focus our efforts on utilizing our tangible and intangible resources to expand and strengthen our products and increase our market share in response to these demands.

Expansion of our Production Capacity

We need to expand our production capacity to satisfy increased demand for our products. We are using a portion of the net proceeds from our June 2009 initial public offering to make capital investments that improve the efficiency and capacity of our manufacturing facilities and equipment. Our major projects include in-house production of certain core components of our current products, building new manufacturing facilities and production lines to produce new water treatment products and upgrading our existing manufacturing facilities and production lines. We invested $5.6 million in equipment upgrades for the nine months ended September 30, 2009 and anticipate investing approximately $6 million more during the six months ending June 30, 2010. Combined, this will increase the production capacity of our facilities so that they will be able to meet demand for our products in 2010. Additionally, we are building a new facility to meet additional demand for our products beyond 2010. We expect that the construction of this new facility will be completed and operational by December 31, 2010.

Fluctuations in Raw Material and Components Costs

Our operations require substantial amounts of a variety of raw materials and components. Some raw materials and components, especially steel, have been susceptible to fluctuations in price and availability. Prior to the global economic slowdown which started in the fall of 2008, costs for our components generally increased each year. For example, the cost of our key raw materials, such as steel, rubber and electronic components increased between 2.1% to 73.7% during the first half of 2008 over the same period in the prior year.

However, due to a drop in commodity prices resulting from the recent global economic slowdown, the cost of our raw materials decreased by between 1.1% and 57.1% during the fourth quarter of 2008 over the same period in the prior year. By the third quarter in 2009, due to another increase in commodity prices, the cost of several of our raw materials increased by between 2.3% and 9.1% over the same period in the prior year.

Significant increases in raw materials and components prices have a direct and negative impact on our gross profits. We attempt to offset raw materials and components price increases by producing key components for most of our products at our manufacturing facilities, sourcing large quantities to achieve economies of scale, reducing raw material component consumption per unit through research and development and by focusing on suppliers within close proximity to our facilities. Ultimately, we may need to raise finished product prices to recover higher raw material and component costs and maintain our profit margin.

Changes in Chinese Enterprise Income Tax Law

We are incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, are not subject to income taxes. In addition, our Chinese subsidiaries have enjoyed preferential tax treatment applicable to foreign-invested manufacturing enterprises established in certain preferred economic zones in China. The additional tax that would otherwise have been payable without these preferential tax treatments totaled RMB12.3 million, RMB19.5 million and RMB12.4 million ($1.8 million) in 2006, 2007 and 2008, respectively. However, the PRC Enterprise Income Tax Law and its implementation rules, or the new EIT laws, both of which became effective on January 1, 2008, impose a single uniform income tax rate of 25% for all Chinese enterprises and eliminate or modify most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. The termination of preferential tax rates from January 1, 2008 and the termination of the preferential tax holiday adversely impacted our operating results in 2008 and will adversely impact our future operating results. As a result of these changes in Chinese tax laws, our historical operating results will not be indicative of our operating results for future periods and the value of our ordinary shares or ADSs may be adversely affected. See “Regulation — Taxation.”

Components of Revenue and Expenses

Revenue

We report revenue net of value-added taxes, or VAT, levied on our products. As of September 30, 2009, our products, all of which were sold in China, were subject to a VAT at a rate of 17% of the gross sales price or at a rate approved by the Chinese government. We offer annual sales rebates to our distributors as an incentive to increase sales and for early payment. We record these sales rebates as a reduction of revenue.

We derive substantially all our revenue from circulating water treatment equipment, water purification equipment and wastewater treatment equipment sales to our distributors. In 2008, our three product categories accounted for approximately 41.5%, 21.6% and 36.2% of our revenue, respectively. For the nine months ended September 30, 2009, our three product categories accounted for approximately 37.5%, 21.3% and 39.6% of our revenue, respectively. In 2008 and the nine months ended September 30, 2009, our electronic water conditioners and fully automatic filters (circulating water treatment) and belt-type thickener-filter press mono-block machines and microporous aerators (wastewater treatment equipment) each accounted for more than 10% of our total revenue.

Increases in demand and unit sales in each of our product categories contributed to our increase in revenue from 2006 to 2008. Until the first quarter of 2009, our circulating water treatment equipment was our best selling category. Based on recent sales trends and the economic stimulus plan being implemented by the Chinese government, we expect that wastewater treatment equipment will become our best selling category in 2009. We anticipate that, subject to possible fluctuations, revenue from sales of our circulating water treatment equipment and water purification equipment will also continue to increase. A breakdown of our revenue, by product category, is set forth below:

	Year Ended December 31,							Nine Months Ended September 30,
	2006		2007		2008			2008		2009
		% of		% of			% of		% of			% of
	RMB	Revenue	RMB	Revenue	RMB	$	Revenue	RMB	Revenue	RMB	$	Revenue
								(Unaudited)		(Unaudited)
	(In thousands, except percentages)

Circulating water treatment	145,346	49.6%	193,259	45.6%	245,871	36,019	41.5%	184,637	41.7%	221,209	32,406	37.5%
Water purification	54,808	18.7	97,899	23.1	128,097	18,766	21.6	92,562	20.9%	125,296	18,355	21.3%
Wastewater treatment	88,047	30.1	135,690	32.0	214,557	31,431	36.2	162,287	36.6%	233,606	34,222	39.6%
Construction projects	6,197	2.1	—	—	—	—	—	—	—	—	—	—
Spare parts	—	—	—	—	8,717	1,277	1.5	5,568	1.2	12,225	1,791	2.1%
Adjustments	(1,535)	(0.5)	(2,886)	(0.7)	(4,543)	(666)	(0.8)	(1,885)	(0.4)%	(2,757)	(404)	(0.5)%

Revenue	292,863	100.0%	423,962	100.0%	592,699	86,827	100.0%	443,169	100.0%	589,579	86,370	100.0%

In 2006, 2007 and 2008 and the nine months ended September 30, 2009, sales to distributors accounted for 97.9%, 100%, 100% and 100% of our revenue, respectively. We use an extensive distribution network to reach a broad distributor base. We make sales on a purchase order or short-term agreement basis. We do not have long-term contracts with any of our distributors or end-user customers. No single distributor accounted for more than 3% of our revenue in 2006, 2007 or 2008 or the nine months ended September 30, 2009.

In 2008, we began selling certain spare parts that we previously gave to our distributors free of charge. For the year ended December 31, 2008, revenue from spare parts sales was RMB8.7 million ($1.3 million). For the nine months ended September 30, 2009, revenue from spare parts sales was RMB12.2 million ($1.8 million). We anticipate that revenues derived from selling spare parts will increase in 2010 as compared to 2009. During 2006, we accounted for revenue derived from long-term construction projects for the installation of our water treatment equipment. We did not enter into any contracts for construction projects in 2007, 2008 and the nine months ended September 30, 2009, and we do not anticipate entering into any construction projects in the future.

Adjustments to revenue accounted for 0.5%, 0.7%, 0.8% and 0.5% of total revenue in 2006, 2007, 2008 and the nine months ended September 30, 2009, respectively, for sales rebates paid to distributors. We offer annual sales rebates to our distributors as an incentive to increase sales and for early payment. We intend to continue this incentive program.

Cost of Revenue

Our cost of revenue consists primarily of direct costs to manufacture our products, including component and material costs, salaries and related manufacturing personnel expenses, depreciation costs of plant and equipment used for production purposes, shipping and handling costs, and repair and maintenance costs. Our cost of revenue was RMB178.1 million, RMB272.4 million, RMB326.8 million ($47.9 million) and RMB304.1 million ($44.5 million) in 2006, 2007, 2008 and the nine months ended September 30, 2009, respectively.

The direct costs of manufacturing a new product are generally highest when a new product is first introduced due to start-up costs associated with manufacturing a new product and generally higher raw material and component costs due to lower initial production volumes. As production volumes increase, we typically improve our manufacturing efficiencies and are able to strengthen our purchasing power by buying raw materials and components in greater quantities. In addition, we are able to lower our raw material and component costs by identifying lower-cost raw materials and components. Also, when production volumes become sufficiently large, we often gain further cost efficiencies by producing additional components in-house.

We purchase a small percentage of our electronic components from suppliers who import these components. Our other raw materials and components are purchased from Chinese subsidiaries of foreign suppliers or local suppliers, each of which manufacturers these components in China. We produce all other components internally. As a result, we believe we currently have a relatively low cost base compared to other water treatment equipment suppliers, especially when compared to international water treatment equipment suppliers. Also, the relatively low operation, labor and raw material costs in China have historically allowed us to decrease our cost of revenue as we increase purchase volumes and make improvements in manufacturing processes. Primarily due to a drop in commodity prices as a result of the recent global economic slowdown, the cost of our raw materials decreased by between 1.1% and 57.1% during the fourth quarter of 2008 over the same period in the prior year. However, by the third quarter of 2009, the cost of several of our raw materials increased by between 2.3% and 9.1% over the same period in the prior year due to an increase in commodity prices. Once global economic conditions improve and our existing supply agreements expire, we expect our raw material costs will increase.

As we focus on more advanced products and new product lines, we may find it necessary to use higher-cost raw materials and components that may not be cheaper in China. We plan to mitigate future increases in raw material and component costs by using more common resources across our product lines, increasing in-house manufacturing of components and adopting more uniform manufacturing and assembly practices.

Gross Margins

Our gross profit margins in 2006, 2007, 2008 and the nine months ended September 30, 2009 were 39.2%, 35.7%, 44.9% and 48.4%, respectively. Our gross profit margins are impacted by changes in the average selling prices of our products, product sales mix and cost of revenue. The average selling prices of our products are subject to downward pressures due to the highly competitive industry in which we operate and, most recently, have also been affected by global economic conditions. The average selling prices for our products may decline if competitors lower their prices as a result of decreased costs or in order to gain market share. From time to time, we reduce our prices for certain products to compete more effectively. For example, in 2006, we reduced the average selling price of our fully automatic filters due to increased competition, which resulted in a decrease in revenue from this product line in that year despite increased unit sales. Alternatively, we increase our average selling prices in certain circumstances, including when we introduce new or enhanced products into the market, or to offset the rising costs of raw materials and components. For example, during the first half of 2008, we raised the prices of all of our products two separate times by 4.2% to 18.5% to offset the rising costs of raw materials and components. As a result of the recent global economic conditions and competitive pressures, however, we reduced the prices of all of our products in the fourth quarter of 2008 by 3.2% to 4.4% to maintain or increase our market presence. For the first three quarters of 2009, low raw materials costs and our ability to leverage our manufacturing process to further decrease costs have combined to improve our gross margin to nearly 50%. However, due to aforementioned raw material cost increases in September 2009 and further anticipated increases in such costs in 2010, we expect gross margins to trend slightly downward in 2010.

Since the average selling prices and gross margins of our products vary by product line, changes in our product sales mix will also impact our overall gross margins. Our more sophisticated and technologically advanced products, such as our fully automatic filters and circulating water central processors (circulating water treatment equipment), industrial pure water equipment (water purification equipment), sludge screws and microporous aerators (wastewater treatment equipment) generally have higher gross profit margins than our low technology products such as our cyclone filters (circulating water treatment equipment) and water decanters (wastewater treatment equipment). In addition, our new or enhanced products, such as our new fully automatic filters (circulating water treatment equipment), which we introduced in March and April 2008, generally have higher gross profit margins than our older models. As a result, our gross profit margin for a period is affected by the proportion of sales of our higher gross profit margin products compared to sales of our lower gross profit margins products. For example, our gross profit margin as a percentage of our revenue increased from 35.7% in 2007 to 44.9% in 2008 and to 48.4% for the nine months ended September 30, 2009, reflecting increased sales in 2008 and in 2009 of a new model of fully automatic filter, a high margin product, and the sale of sample products, at or slightly greater than cost, to our distributors of RMB38.4 million in 2007.

Lastly, our gross profit margins are also affected by changes in our cost of revenue and our ability to manage such cost as described in further detail in “— Cost of Revenue” above.

Research and Development Expenses

Our research and development expenses consist primarily of costs associated with the design, development and testing of our products. Among other things, these costs include employee compensation and benefits for our research and development staff, expenditures for purchases of supplies and raw materials, depreciation expenses related to equipment used for research and development activities, and other related costs. Our research and development expenses as a percentage of revenue were 4.4%, 3.4%, 2.8% and 2.3% in 2006, 2007, 2008 and for the nine months ended September 30, 2009, respectively. Although as a percentage of revenue, research and development expenses have decreased from 2006 to 2008, the decrease was mainly a function of our revenue increasing faster than our research and development expenses. From 2006 to 2008, our research and development expenses increased by RMB3.5 million, or 27.3%, from RMB12.8 million in 2006 to RMB16.4 million ($2.4 million) in 2008. Our research and development expenses increased by RMB2.1 million ($0.3 million), or 18.0%, from RMB11.6 million for the nine months ended September 30, 2008 to RMB13.7 million ($2.0 million) for the nine months ended September 30, 2009. In 2010, research and development expenses are expected to be approximately 3.0% of revenue as we continue to fund construction of our new research and development facility.

We expect to continue to invest in research and development. We are committed to creating, developing and commercializing new and more advanced products.

Selling Expenses

Our selling expenses consist primarily of employee compensation and benefits, including share-based compensation, for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, and depreciation expenses related to equipment used for sales and marketing activities. Our selling expenses were RMB27.7 million, RMB30.7 million, RMB37.1 million ($5.4 million) and RMB41.5 million ($6.1 million) in 2006, 2007, 2008 and the nine months ended September 30, 2009, respectively.

Between 2006 and the nine months ended September 30, 2009, our selling expenses increased primarily as a result of increased sales and marketing activities and the hiring of additional sales representatives. Our selling expenses as a percentage of revenue decreased from 2006 to 2008, reflecting improved selling and marketing efficiencies. In the near term, we expect that certain components of our selling expenses will increase as we increase our market penetration in China. Specifically, we expect that advertising expenses will increase as we expand our advertising into new forms of media, including online advertising and television. For example, our advertising expense increased from RMB9.5 million for the nine months ended September 30, 2008 to RMB16.4 million ($2.4 million) for the nine months ended September 30, 2009, as we began advertising on television in 2009. As of September 30, 2009, we had RMB30.4 million ($4.5 million) in advertising commitments to CCTV that will be paid on a monthly installment basis from October 2009 to August 2010. We will be investing a total of over $6.5 million in this campaign through the third quarter of 2010. In addition, we anticipate that industry trade conference and exhibition expenses will increase as we plan to participate in more industry trade conferences and exhibitions all across China to develop and enhance our reputation in the commercial and construction industries. We also expect salary expenses to increase as we continue to hire additional sales representatives to help broaden our end-user customer base. This anticipated increase in selling expenses will be a direct result of our plan to grow, strengthen and support our extensive distribution network.

Because we sell all of our products to distributors, we believe our selling expenses as a percentage of revenue are significantly lower than manufacturers of water treatment equipment that primarily sell to end-user customers. While we intend to continue to sell our products primarily to distributors, we also seek to build recognition of our brand through increasing marketing activities, which may increase our sales and marking expenses.

General and Administrative Expenses

Our general and administrative expenses consist primarily of employee compensation and benefits, including share-based compensation, for our general management, finance and administrative staff, depreciation and amortization with respect to equipment used for general corporate purposes, professional, legal and consultancy fees, and other expenses incurred for general corporate purposes. Our general and administrative expenses were RMB10.2 million, RMB11.0 million, RMB35.8 million ($5.2 million) and RMB97.2 million ($14.2 million) in 2006, 2007, 2008 and the nine months ended September 30, 2009, respectively.

In 2008, general and administration expenses included expensed offering costs of RMB20.5 million ($3.0 million) resulting from the delay of our initial public offering. These offering costs included legal, audit, and other charges related to our initial public offering.

Our general and administrative expenses increased by RMB86.1 million ($12.6 million), or 777.8%, from RMB11.1 million for the nine months ended September 30, 2008 to RMB97.2 million ($14.2 million) for the nine months ended September 30, 2009, primarily due to a share-based compensation expense of RMB86.2 million ($12.6 million) related to our grant of restricted share awards and stock options to certain employees in June 2009.

We expect that our overall general and administrative expenses will increase after the closing of this offering due to the continued expansion of our business and the various additional legal, accounting and other requirements that are applicable to us as a public company since June 2009 in the United States. Our general and administrative expenses as a percentage of revenue were 3.5%, 2.6%, 6.0% and 16.5% for 2006, 2007, 2008 and the nine months ended September 30, 2009, respectively. Excluding the offering costs related to our initial public offering filing, our general and administrative expenses, as a percentage of revenue, would have been 2.6% for 2008. For the nine months ended September 30, 2009, our general and administrative expenses, as a percentage of revenue, would have been 1.9% if share-based compensation expense was excluded. In 2010, we expect that general and administrative expenses, exclusive of employee share-based compensation expenses, will be approximately 2.0% to 4.0% of our revenue.

Employee Share-Based Compensation Expenses

We account for employee share-based compensation expenses at the fair value of the share awards on the date of grant and recognized over the service period for awards expected to vest. The fair value of restricted stock units is determined based on the number of shares granted and the quoted price of our common stock. We did not incur any employee share-based compensation expenses in 2006, 2007 or 2008.

On June 29, 2009, we granted certain employees, including members of our executive management team, but excluding our chief executive officer and chief financial officer, 1,052,631 fully vested ordinary shares, for no consideration, other than par value, which was deemed paid by services already rendered to us. As a result of this ordinary share grant to our employees, we incurred employee share-based compensation charges of $12.6 million in the second quarter of 2009, based on the closing price of $23.96 per ADS on the New York Stock Exchange on June 29, 2009.

In addition, pursuant to the terms of our amended and restated employment agreement with Stephen C. Park, our chief financial officer, on June 24, 2009, we granted him an option to purchase up to 300,000 ordinary shares at the initial public offering price. One quarter of these options vested on June 24, 2009, with the remainder of the options vesting ratably on a monthly basis through June 24, 2012. This grant resulted in additional stock-based compensation expense of $0.8 million for the nine months ended September 30, 2009. We currently anticipate employee share-base compensation expense will be minimal in 2010.

Interest Expense

Interest expense is paid on our outstanding bank debt obligations on a quarterly basis. Our interest expense as a percentage of revenue was 2.5%, 1.4%, 0.5% and 0.2% in 2006, 2007, 2008 and the nine months ended September 30, 2009, respectively.

Other Income

Other income is primarily comprised of interest income earned on our cash deposits and rental income which we received in 2006, 2007 and the first half of 2008 from the lease of our office space located at No. 3 Jinyuan Road to Duoyuan Digital Printing Technology Industries (China) Co. Ltd., an entity controlled by our chairman and chief executive officer, Wenhua Guo. For further details, see “Related Party Transactions — Real Property Related Transactions.”

Loss from Sale of Property

In June 2008, we executed the transfer of properties with Duoyuan Information Terminal Manufacture (Langfang) Co., Ltd. As a result of costs related to the transfer, we experienced a loss on the sale of our property in the amount of RMB3.2 million ($0.5 million) in 2008. For further details, see “Related Party Transactions — Real Property Related Transactions.”

Critical Accounting Policies

We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our combined and consolidated financial statements and related notes. We periodically evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We primarily generate revenue from water treatment equipment sales to distributors. We also began generating revenue in 2008 from spare parts sales made to distributors.

We consider revenue from the sale of our water treatment equipment realized or realizable and earned upon meeting all of the following criteria: persuasive evidence of a sale arrangement exists, delivery has occurred, the price to the distributor is fixed or determinable, and collectibility of payment is reasonably assured. These criteria are met at the time of shipment when the risk of loss passes to the distributor.

We record revenue from spare parts sales at the time of shipment. Revenue from spare parts sales was RMB8.7 million ($1.3 million) in 2008 and RMB12.2 million ($1.8 million) for the nine months ended September 30, 2009. We anticipate that revenues derived from selling spare parts will increase in 2010 as compared to 2009.

During 2006, we accounted for revenue derived from long-term construction projects using the completed contract method of accounting which recorded results that were not materially different from using the percentage of completion method of accounting. We did not enter into any contracts for construction projects in 2007, 2008 or the nine months ended September 30, 2009.

Revenue represents the invoiced value of sold goods, net of VAT. Our products, all of which are sold in China, are subject to a Chinese VAT at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by VAT we paid on raw materials and other materials included in the cost of producing the finished product. The VAT amounts paid and available for offset are maintained in our current liabilities.

We offer annual sales rebates to our distributors as an incentive to increase sales and for early payment. These annual sales rebates are based upon payments of accounts receivable received from our distributors for sales made to them. Sales rebates are recorded as a current liability at the time of the sale based upon the percentage of sales rebate that each distributor is estimated to earn for the year. At year-end, the accrued rebate amount is adjusted to the actual amount earned. Sales rebates are deducted from revenue in the accompanying combined and consolidated statements of income.

Accounts Receivable

During the normal course of business, we extend to some of our distributors interest-free unsecured credit for an initial term of 180 days. Depending on a distributor’s credit history, as well as local market practices, we may extend to some of our distributors an additional 90 to 180 days of such unsecured credit. Our accounts receivable turnover in days for 2006, 2007, 2008 and the nine months ended September 30, 2009 were 106, 96, 83 and 75 days, respectively.

Prior to January 1, 2008, we reviewed our accounts receivable quarterly and determined the amount of allowances, if any, necessary for doubtful accounts. Historically, we have not had any bad debt write-offs and, as such, we do not provide an arbitrary reserve amount for possible bad debts based upon a percentage of sales or accounts receivable balances. Rather, since January 1, 2008, we review our accounts receivable balances to determine whether specific reserves are required due to such issues as disputed balances with distributors, declines in distributors’ credit worthiness, or unpaid balances exceeding agreed-upon terms. Based upon the results of these reviews, we determine whether a specific provision should be made to provide a reserve for possible bad debt write-offs. We determined that no allowances for doubtful accounts were necessary or required in 2006, 2007, 2008 or for the nine months ended September 30, 2009.

Since January 1, 2008, we have been communicating with our distributors each month to identify any potential issues and reassess our credit limits and terms with them based on their prior payment history and practice. We also plan to continue building upon our existing relationships and history with each of our distributors to assist us in the full and timely collection of outstanding payments.

As of December 31, 2008 and September 30, 2009, we had outstanding accounts receivable totaling RMB137.5 million ($20.2 million) and RMB184.1 million ($27.0 million), respectively. We believe that these outstanding amounts will be collected pursuant to the terms, conditions, and within the time frames agreed upon between our distributors and us primarily due to the enhanced collection measures we implemented on January 1, 2008.

During the reported periods, we did not experience any material problems relating to distributor payments and had no bad debt write-offs.

In terms of our liquidity, we reflect the extended interest-free unsecured credit in our cash flows for the reported periods. Therefore, we anticipate no changes from past cash flow patterns.

Inventories

We state inventories at the lower of cost or market value. We determine cost on a weighted average basis and we include all expenditures incurred in bringing the goods to the point of sale and putting them in sellable condition. Our accounting for inventory is described in Note 2 to our Notes to Combined and Consolidated Financial Statements as of December 31, 2006, 2007 and 2008 included elsewhere in this prospectus. We evaluate inventory annually for possible obsolescence of our raw materials, work in process and finished goods to determine if a provision for obsolescence is necessary. We reserved RMB0.6 million for obsolescence at December 31, 2006 and 2007, and we reserved RMB0.1 million ($18,770) for obsolescence at December 31, 2008. We reserved RMB0.1 million ($15,026) for obsolescence at September 30, 2009. Our estimates for determining the provision for obsolescence may be affected by technological changes and developments to our product offerings and changes in governmental regulations.

Valuation of Share-Based Compensation

We account for share-based compensation to our employees at the fair value of the share awards on the date of grant and recognized over the service period for awards expected to vest. The fair value of restricted stock units is determined based on the number of shares granted and the quoted price of our common stock.

Warranty Costs

We generally warrant our products against defects for the initial six months period of use for small equipment to one year for large equipment. Warranty costs are accrued in other payables based upon our expectation of such costs. We review warranty costs on a quarterly basis and determine the amount of a warranty reserve based upon a review of historical costs. A reserve for warranty costs of RMB2.2 million ($0.3 million) was provided at December 31, 2008, and a reserve for warranty costs of RMB2.4 million ($0.4 million) was provided at September 30, 2009. Our estimates for determining the reserve for warranty costs may be affected by substandard materials that could be provided by our suppliers and new product developments.

Internal Control Over Financial Reporting

Prior to completion of our initial public offering in June 2009, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. See “Risk Factors — Risks Related to Our Business — In preparing our combined and consolidated financial statements, several material weaknesses, significant deficiencies and control deficiencies have been identified, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. If we fail to achieve or maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.”

The material weaknesses identified in our 2008 audit related to our failure to implement a month-end process to properly accrue expenditures at period-end and record purchases and sales following the closing of our books and proper review of these items. Previously identified material weaknesses mainly related to: (1) an inability to timely identify disputed balances or unpaid aged balances of revenue and accounts receivable; (2) differences and errors in the recording of cost of revenue and inventory; (3) a lack of effective controls over the financial reporting process due to an insufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements; and (4) inadequate retention and maintenance of legal and accounting documents. The significant deficiencies identified in our 2008 audit primarily related to (1) failure to record inventory balances at the time of delivery rather than after inspection and (2) sales tax rebates paid without corresponding official receipts. Previously observed significant deficiencies included (1) errors in the classification of expenses and (2) related party transactions not entered into on arm’s-length basis.

To remedy these weaknesses and deficiencies, we have adopted several measures to improve our internal controls over financial reporting. With respect to the recently identified weaknesses and deficiencies, we have implemented (1) month-end procedures to properly record and review expenditures, accruals, purchases and sales activities and (2) procedures related to better record and track inventory upon delivery and payment of sales rebates without corresponding official receipts. With respect to the earlier weaknesses and deficiencies, we communicate with our distributors on a monthly basis to reconcile any outstanding receivables balances and require them to clearly identify the invoice being paid when sending in payments. This practice has remedied our past inability to timely identify disputed or unpaid aged balances of revenue and accounts receivable. To remedy the differences and errors in the recording of cost of revenue and inventory, we have assigned a raw material code to each individual raw material part to correctly identify and value our inventory. We also hired Stephen C. Park in June 2007 as our chief financial officer. Mr. Park is experienced in U.S. GAAP and Securities and Exchange Commission reporting and has been training our accounting staff on the application of U.S. GAAP. We have also established an archive room in our corporate offices in Beijing to retain our legal and accounting documents and have assigned an individual to organize and maintain them. To remedy the previously identified significant deficiencies, we now classify our expenses to conform to U.S. GAAP and require that all related party transactions be reviewed by our chief financial officer to determine whether they are at arm’s-length before being executed. We have also hired additional qualified accounting personnel who have been trained in U.S. GAAP accounting and other personnel who are being trained to establish an internal audit function. We are also in the process of, among other things, supplementing and documenting our accounting policies and procedures for use by our personnel (including policies and procedures with respect to: recording and evaluating our revenue; cost of revenue; accounts receivable; accounts payable and inventory balances; our quarterly closing and inventory valuation procedures; and our record and document retention and maintenance). We also engaged PricewaterhouseCoopers in September 2009 to assist us, and our internal audit function, with the foregoing activities and with preparing for future SOX 404 compliance matters.

Selected Quarterly Results of Operations

The following table presents our selected unaudited combined and consolidated quarterly results of operations for the nine quarters in the period from July 1, 2007 to September 30, 2009. You should read the following information in conjunction with our combined and consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited combined and consolidated quarterly financial information on the same basis as our audited combined and consolidated financial statements. The unaudited combined and consolidated quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our quarterly operating results have fluctuated and will continue to fluctuate from period to period. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year. Factors that may cause our revenue and operating results to vary or fluctuate include those discussed in the “Risk Factors” section of this prospectus.

	Three Months Ended
	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2007	2007	2008	2008	2008	2008	2009	2009	2009
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Unaudited)
	(In thousands)

Revenue	143,965	99,589	86,822	161,375	194,972	149,531	120,646	213,729	255,204
Cost of revenue	85,197	61,029	52,273	87,248	103,675	83,614	66,178	109,031	128,853

Gross profit	58,768	38,560	34,549	74,127	91,297	65,917	54,468	104,698	126,351
Research and development expenses	3,612	3,856	3,591	4,005	3,999	4,776	5,110	4,159	4,413
Selling expenses	7,677	7,997	7,450	8,290	10,537	10,799	8,859	13,405	19,226
General and administrative expenses	3,150	2,087	3,466	3,839	3,763	24,723	829	89,326	7,008

Operating income (loss)	44,329	24,620	20,042	57,993	72,998	25,619	39,670	(2,192)	95,704
Interest expense	1,447	1,502	1,047	830	711	530	326	298	298
Other income	2,707	579	326	448	246	258	197	245	363
Loss from sale of property	—	—	—	3,204	—	11	—	—	—

Income (loss) from continuing operations before income taxes	45,589	23,697	19,321	54,407	72,533	25,336	39,541	(2,245)	95,769
Provision for income taxes	5,711	2,968	4,277	10,749	12,925	9,879	10,608	22,889	22,372

Income (loss) from continuing operations	39,878	20,729	15,044	43,658	59,608	15,457	28,933	(25,134)	73,397
Discontinued operations net income (loss) from discontinued operations, net of taxes	(582)	—	—	—	—	—	—	—	—

Net income (loss)	39,296	20,729	15,044	43,658	59,608	15,457	28,933	(25,134)	73,397

	Three Months Ended
	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2007	2007	2008	2008	2008	2008	2009	2009	2009
	% of Revenue	% of Revenue	% of Revenue	% of Revenue	% of Revenue	% of Revenue	% of Revenue	% of Revenue	% of Revenue
	(Unaudited)

Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100%	100%
Cost of revenue	59.2	61.3	60.2	54.1	53.2	55.9	54.9	51.0	50.5

Gross profit	40.8	38.7	39.8	45.9	46.8	44.1	45.1	49.0	49.5
Research and development expenses	2.5	3.9	4.1	2.5	2.1	3.2	4.2	2.0	1.7
Selling expenses	5.3	8.0	8.6	5.1	5.4	7.2	7.3	6.3	7.5
General and administrative expenses	2.2	2.1	4.0	2.4	1.9	16.6	0.7	41.8	2.7

Operating income (loss)	30.8	24.7	23.1	35.9	37.4	17.1	32.9	(1.1)	37.5
Interest expense	1.0	1.5	1.2	0.5	0.3	0.4	0.3	0.1	0.1
Other income	1.9	0.6	0.4	0.3	0.1	0.2	0.2	0.1	0.1
Loss from sale of property	—	—	—	2.0	—	—	—	—	—

Income (loss) from continuing operations before income taxes	31.7	23.8	22.3	33.7	37.2	16.9	32.8	(1.1)	37.5
Provision for income taxes	4.0	3.0	5.0	6.6	6.6	6.6	8.8	10.7	8.8

Income (loss) from continuing operations	27.7	20.8	17.3	27.1	30.6	10.3	24.0	(11.8)	28.8
Discontinued operations net income (loss) from discontinued operations, net of taxes	(0.4)	—	—	—	—	—	—	—	—

Net income (loss)	27.3%	20.8%	17.3%	27.1%	30.6%	10.3%	24.0%	(11.8)%	28.8%

Our net income has fluctuated significantly during the nine quarters in the period from July 1, 2007 to September 30, 2009. Historically, quarterly fluctuation has been primarily due to lower sales during the winter months as construction activities decrease.

Our third-quarter revenues in 2008 and 2009 were sequentially higher compared to second-quarter revenues in 2008 and 2009 primarily due to seasonality as we benefited from an increase in construction activities which typically begin in the second quarter. Similarly our sequential revenues in the fourth quarter and first quarter are lower than the immediately prior quarter because of seasonality, namely the harsh winter climate and holiday season in China during those quarters which result in decreased construction activities.

We introduced 38 new products in 2008. Seventeen of these new products were in our circulating water treatment equipment category. We also introduced 15 new products in our water purification equipment category and six new products in our wastewater treatment equipment category. New product introductions contributed to revenues in each period being higher than the corresponding periods in the prior years. In September and October of 2009, we introduced into the market six new or enhanced products across our three product categories. Three of these new products were in our wastewater treatment category; two new products were in our circulating water treatment equipment category; and one new product was in our water purification equipment category.

Our cost of revenue can vary significantly from quarter to quarter, but generally it is in proportion to the number of products we sell in any given quarter. We typically incur higher costs in the third quarter primarily due to the increase in the volume of our products sold.

For the nine quarters in the period from July 1, 2007 to September 30, 2009, our gross profit margins ranged from 38.7% to 49.5%. The higher gross profit margins beginning in the second quarter of 2008 reflect increased sales of our higher margin products. We also increased our average selling prices two times in the first half of 2008 to offset the rising costs of our raw materials and components. However, due to the challenging global economic conditions and competitive pressures, we lowered our average selling prices on certain products in the fourth quarter of 2008. Our gross margins, however, remained relatively unchanged because of a corresponding decrease in our cost of raw materials. Accordingly, when combined with our ability to leverage our manufacturing process to further decrease costs, our gross margins increased in the second and third quarters of 2009.

Between the fourth quarter of 2008 and the second quarter of 2009, we had three quarters of higher than average general and administrative expenses. The fourth quarter of 2008 included expensed offering costs of RMB20.5 million ($3.0 million) resulting from the delay of our initial public offering. These offering costs included legal, audit, and other charges related to the initial public offering filing. Accordingly, general and administrative expenses, as a percentage of revenue, were 16.6% for the fourth quarter of 2008. The first quarter of 2009 included a RMB4.3 million ($0.6 million) adjustment of our estimated accrual of costs provided at December 31, 2008 in connection with the initial public offering. As a result, general and administrative expenses, as a percentage of revenue, were 0.7% for the first quarter of 2009. The second quarter of 2009 included a RMB90.5 million ($13.3 million) share-based compensation expense related to our grant of restricted share awards and share options to certain employees in June 2009. The breakdown of share-based compensation expense was as follows: RMB1.4 million ($0.2 million) from cost of revenue; RMB4.0 million ($0.6 million) from selling expenses; and RMB85.1 million ($12.5 million) from general and administrative expenses. As a percentage of revenue, general and administrative expenses for the second quarter of 2009 was 41.8%. In the absence of these additional expenses, general and administrative expenses, as a percentage of revenue, would have been 2.8%, 4.3% and 1.9% for the fourth quarter of 2008, the first quarter of 2009 and the second quarter of 2009, respectively.

Our interest expense decreased each quarter from July 1, 2007 to September 30, 2009, as we continued to repay our short-term bank notes without taking on additional borrowings. In the first quarter of 2009, we renewed our remaining short-term bank note for another one year period at a lower interest rate from 8.217% to 5.841%.

The significant increase in our provision for income taxes since the first quarter of 2008 is primarily due to an increase in the applicable tax rate of Duoyuan Beijing from 12% to the new tax rate of 25%. This new tax rate for Duoyuan Beijing, which went into effect on January 1, 2008. We expect that our provision for income taxes will increase with any increase in our income from operations. Our provision for income taxes for the second quarter of 2009, as a percentage of revenue, increased significantly due to our share-based compensation expense of RMB90.5 million ($13.3 million) not being deductible from our income subject to PRC taxes.

Results of Operations

The following table sets forth selected data from our combined and consolidated statements of income for the periods indicated, in Renminbi and as a percentage of revenue:

	Year Ended December 31,							Nine Months Ended September 30,
	2006		2007		2008			2008		2009
		% of		% of			% of		% of			% of
	RMB	Revenue	RMB	Revenue	RMB	$	Revenue	RMB	Revenue	RMB	$	Revenue
								(Unaudited)		(Unaudited)
	(In thousands, except percentages)

Revenue	292,863	100.0%	423,962	100.0%	592,699	86,827	100.0%	443,168	100.0%	589,579	86,370	100.0%
Cost of revenue	178,125	60.8	272,402	64.3	326,809	47,876	55.1	243,195	54.9	304,062	44,543	51.6

Gross profit	114,738	39.2	151,560	35.7	265,890	38,951	44.9	199,973	45.1	285,517	41,827	48.4
Research and development expenses	12,856	4.4	14,405	3.4	16,370	2,398	2.8	11,594	2.6	13,683	2,005	2.3
Selling expenses	27,672	9.5	30,698	7.2	37,076	5,431	6.3	26,277	5.9	41,490	6,078	7.0
General and administrative expenses	10,243	3.5	11,034	2.6	35,792	5,243	6.0	11,069	2.5	97,162	14,234	16.5

Operating income	63,967	21.8	95,423	22.5	176,652	25,879	29.8	151,033	34.1	133,182	19,510	22.6
Loss from sale of property	—	—	—	—	3,216	471	0.5	3,204	0.7	—	—	—
Interest expense	7,372	2.5	5,759	1.4	3,118	457	0.5	2,588	0.6	923	135	0.1
Other income	2,507	0.9	4,523	1.1	1,279	187	0.2	1,020	0.2	805	118	0.1

Income from continuing operations before income taxes	59,102	20.2	94,187	22.2	171,597	25,138	29.0	146,261	33.0	133,064	19,493	22.6

Provision for income taxes	7,403	2.5	11,799	2.8	37,830	5,542	6.4%	27,951	6.3	55,868	8,184	9.5
Income from continuing operations	51,699	17.7	82,388	19.4	133,767	19,596	22.6%	118,310	26.7	77,196	11,309	13.1
Total income (loss) from discontinued operations	1,113	0.3	(180)	—	—	—	—	—	—	—	—	—

Net income	52,812	18.0%	82,208	19.4%	133,767	19,596	22.6%	118,310	26.7%	77,196	11,309	13.1%

Comparison of Nine Months Ended September 30, 2008 and Nine Months Ended September 30, 2009

Revenue

Our revenue increased RMB146.4 million ($21.5 million), or 33.0%, from RMB443.2 million for the nine months ended September 30, 2008 to RMB589.6 million ($86.4 million) for the nine months ended September 30, 2009, with revenue increasing in each of our product categories. Specifically, revenue for our circulating water treatment equipment, water purification equipment and wastewater treatment equipment for the nine months ended September 30, 2009 increased by RMB36.6 million, or 19.8%, RMB32.7 million, or 35.4%, and RMB71.3 million, or 43.9%, respectively, when compared to the nine months ended September 30, 2008. This increase in revenue was mainly attributable to increased demand for our products as a result of governmental regulations mandating the utilization of water treatment products and stricter enforcement of environmental protections laws, increased updating or replacing existing and outdated equipment, and our expanded production capacity. Demand for our water purification equipment as a percentage of revenue outpaced the demand for our circulating water equipment and wastewater treatment equipment as a result of new models of water purification equipment we introduced in March and April 2008.

Circulating Water Treatment Equipment.  Revenue for our circulating water treatment equipment category increased for the nine months ended September 30, 2009 by RMB36.6 million ($5.4 million), or 19.8%, from RMB184.6 million for the nine months ended September 30, 2008 to RMB221.2 million ($32.4 million) for the nine months ended September 30, 2009. This increase was primarily due to the increase in demand for our new fully automatic filter models, electronic water conditioners and our circulating water central processors, which we believe resulted from our increased marketing efforts. Our new fully automatic filter models use less energy than our previous models and have wider uses and applications because of its improved filtration capabilities. We believe that our electronic water conditioners have gained greater market acceptance due to their quality and performance track records.

Water Purification Equipment.  Revenue for our water purification equipment category increased for the nine months ended September 30, 2009 by RMB32.7 million ($4.8 million), or 35.4%, from RMB92.6 million for the nine months ended September 30, 2008 to RMB125.3 million ($18.4 million) for the nine months ended September 30, 2009. This increase was primarily due to the increase in demand for our central water purifiers, industry pure water equipment, ozone generators and ultraviolet water purifiers. During 2008, we introduced several new models of central water purifiers, a new model of our ozone generator and several new models of our ultraviolet water purifiers. We believe that, in addition to new product introductions, each of which we believe has high quality to price ratios, our increased revenue resulted from enhanced marketing efforts, greater market acceptance of our products and stricter enforcement of governmental regulations mandating a higher nationwide standard for drinking water.

Wastewater Treatment Equipment.  Revenue for our wastewater treatment equipment category increased for the nine months ended September 30, 2009 by RMB71.3 million ($10.5 million), or 43.9%, from RMB162.3 million for the nine months ended September 30, 2008 to RMB233.6 million ($34.2 million) for the nine months ended September 30, 2009. This increase in revenue was primarily due to the increase in demand for and sales of our belt-type thickener-filter press mono-block machines, sludge screws, online testing equipment, ultraviolet shelving disinfection systems and microporous aerators. Demand for our belt-type thickener-filter press mono-block machines and sludge screws increased due to the increase in construction of new municipal wastewater treatment facilities. In the second quarter of 2008, we introduced our online testing equipment and ultraviolet shelving disinfection system to address needs resulting from governmental regulations mandating higher wastewater discharge standards.

Cost of Revenue

As a percentage of revenue, our cost of revenue decreased from 54.9% for the nine months ended September 30, 2008 to 51.6% for the nine months ended September 30, 2009. This decrease was primarily due to the decrease in raw material costs by between 1.1% and 57.1% during the fourth quarter of 2008 over the same period in the prior year and our ability to leverage our manufacturing process to further decrease costs. Due primarily to sales volume increases, our cost of revenue increased RMB60.9 million ($8.9 million), or 25.0%, from RMB243.2 million for the nine months ended September 30, 2008 to RMB304.1 million ($44.5 million) for the nine months ended September 30, 2009. We have attempted to source quality product materials and components, while negotiating favorable pricing and volume discounts from our suppliers, leading to historically low raw material costs (particularly for steel) for the nine months ended September 30, 2009. We have also expended resources and leveraged our production experience to develop an efficient and flexible manufacturing and operational infrastructure.

Gross Profit

As a result of the factors above, our gross profit increased RMB85.5 million ($12.5 million), or 42.8%, from RMB200 million for the nine months ended September 30, 2008 to RMB285.5 million ($41.8 million) for the nine months ended September 30, 2009. Our gross profit margin increased from 45.1% for the nine months ended September 30, 2008 to 48.4% for the nine months ended September 30, 2009, primarily due to the decrease in raw material costs that went into effect during the fourth quarter of 2008 as a result of the challenging global economic conditions.

Research and Development Expenses

Research and development expenses increased RMB2.1 million ($0.3 million), or 18.0%, from RMB11.6 million for the nine months ended September 30, 2008 to RMB13.7 million ($2.0 million) for the nine months ended September 30, 2009. This increase was primarily due to a 4% increase in employee salaries and the salaries of four new employees. Additionally, increased raw materials usage for developing the six new products in 2009 contributed to the increase in research and development expenses by RMB0.5 million ($0.1 million), or 33.2%, from RMB1.4 million for the nine months ended September 30, 2008 to RMB1.9 million ($0.3 million) for the nine months ended September 30, 2009.

As a percentage of revenue, research and development expenses decreased from 2.6% for the nine months ended September 30, 2008 to 2.3% for the nine months ended September 30, 2009. This decrease was mainly a function of our revenue increasing faster than our research and development expenses. We continue to be committed to creating, developing and commercializing new and more advanced products.

Selling Expenses

Selling expenses increased RMB15.2 million ($2.2 million), or 57.9%, from RMB26.3 million for the nine months ended September 30, 2008 to RMB41.5 million ($6.1 million) for the nine months ended September 30, 2009. This increase was primarily due to an increase in advertising costs of RMB6.9 million ($1.0 million) as we began advertising on television. Also, we incurred additional salary expense from hiring 29 new employees as compared to the same prior year period and incurred a share-based compensation expense related to our grant of restricted share awards to certain employees in our sales division. Finally, we increased our participation in industry trade conferences and exhibitions, incurring increased costs related to preparing promotional materials and transportation costs incurred by our sales representatives to attend these industry trade conferences and exhibitions.

As a percentage of revenue, selling expenses increased from 5.9% for the nine months ended September 30, 2008 to 7.0% for the nine months ended September 30, 2009. This increase was primarily due to increases in our advertising costs, salaries and participation in trade conferences and exhibitions.

General and Administrative Expenses

General and administrative expenses increased RMB86.1 million ($12.6 million), or 777.8%, from RMB11.1 million for the nine months ended September 30, 2008 to RMB97.2 million ($14.2 million) for the nine months ended September 30, 2009. This increase was primarily due to a RMB86.2 million ($12.6 million) share-based compensation expense related to our grant of restricted share awards to certain employees in our management and administration division and share options to our CFO in June 2009.

As a percentage of revenue, general and administrative expenses increased from 2.5% for the nine months ended September 30, 2008 to 16.5% for the nine months ended September 30, 2009. This increase was mainly due to our share-based compensation expense in June 2009. Excluding the impact of this expense, as a percentage of revenue, general and administrative expenses in the nine months ended September 30, 2009 would have been 1.9%.

Operating Income

As a result of the factors above, our operating income decreased RMB17.9 million ($2.6 million), or 11.8%, from RMB151.0 million for the nine months ended September 30, 2008 to RMB133.2 million ($19.5 million) for the nine months ended September 30, 2009. As a percentage of revenue, our operating income decreased from 34.1% for the nine months ended September 30, 2008 to 22.6% for the nine months ended September 30, 2009. Excluding the impact of our share-based compensation expense, operating income for the nine months ended September 30, 2009 would have been RMB224.7 million ($32.9 million).

Interest Expense

Interest expense decreased RMB1.7 million ($0.2 million), or 64.3%, from RMB2.6 million for the nine months ended September 30, 2008 to RMB0.9 million ($0.1 million) for the nine months ended September 30, 2009 as we reduced our outstanding bank debt obligation in the same period.

Other Income

Other income decreased RMB0.2 million ($31,520), or 21.1%, from RMB1.0 million for the nine months ended September 30, 2008 to RMB0.8 million ($0.1 million) for the nine months ended September 30, 2009. This decrease was primarily the result of rental income received from a related party in 2008 which we did not receive for the nine months ended September 30, 2009.

Provision for Income Taxes

Provision for income taxes increased RMB27.9 million ($4.1 million), or 99.9%, from RMB28.0 million for the nine months ended September 30, 2008 to RMB55.9 million ($8.2 million) for the nine months ended September 30, 2009. This increase in the provision for income taxes was primarily attributable to the increase in our income subject to PRC taxes over the same period and the termination of Duoyuan Langfang’s tax exemption on December 31, 2008. However, our share-based compensation expense of RMB91.6 million ($13.4 million) for the nine months ended September 30, 2009, was not deductible from our income subject to PRC taxes. Accordingly, the effective tax rate increased 22.9% from 19.1% for the nine months ended September 30, 2008 to 42.0% for the nine months ended September 30, 2009.

Net Income

As a result of the foregoing, net income decreased RMB41.1 million ($6.0 million), or 34.8%, from RMB118.3 million for the nine months ended September 30, 2008 to RMB77.2 million ($11.3 million) for the nine months ended September 30, 2009. Excluding the impact of our share-based compensation expense, our net income would have increased RMB50.4 million ($7.4 million), or 42.6%, from RMB118.3 million for the nine months ended September 30, 2008 to RMB168.8 million ($24.7 million) for the nine months ended September 30, 2009.

Comparison of 2007 and 2008

Revenue

Our revenue increased RMB168.7 million, or 39.8%, from RMB424.0 million in 2007 to RMB592.7 million ($86.7 million) in 2008 with revenue increasing in each of our product categories. Specifically, revenue for our circulating water treatment equipment, water purification equipment and wastewater treatment equipment in 2008 increased by RMB52.6 million, or 27.2%, RMB30.2 million, or 30.8% and RMB78.9 million, or 58.1%, respectively, when compared to 2007. This increase in revenue was mainly attributable to increased demand for our products as a result of governmental regulations mandating the utilization of water treatment products and stricter enforcement of environmental protections laws, the increased demand in updating or replacing existing and outdated equipment, our expanded production capacity and increased sales to our existing distributors. Also, demand for our new products, such as our enhanced fully automatic filters (circulating water treatment equipment), ultraviolet water purifiers, central water purifiers and ozone generators (water purification equipment), and online testing equipment and ultraviolet shelving disinfection system (wastewater treatment equipment), also attributed to the increase in revenue in 2008.

Circulating Water Treatment Equipment.  Revenue for our circulating water treatment equipment category increased in 2008 by RMB52.6 million, or 27.2%, from RMB193.3 million in 2007 to RMB245.9 million ($36.0 million) in 2008. This increase was primarily due to the increase in demand for our new fully automatic filter models. We believe demand for our new models of fully automatic filters, which we introduced in March and April 2008, was a result of governmental enforcement of environmental protection laws mandating the use of energy saving and low emissions water treatment products. In 2008, we introduced 17 new models of fully automatic filters that met or exceeded the environmental standards and we believe we priced these new models competitively. With greater market awareness and acceptance, revenue for our fully automatic filters increased by RMB66.6 million, or 95.8%, from RMB69.5 million in 2007 to RMB136.1 million ($19.9 million) in 2008.

Water Purification Equipment.  Revenue for our water purification equipment category increased in 2008 by RMB30.2 million, or 30.8%, from RMB97.9 million in 2007 to RMB128.1 million ($18.8 million) in 2008. This increase was primarily due to the increase in demand for our central water purifiers, industrial pure water equipment, ozone generators and ultraviolet water purifiers. The increase in demand for our central water purifiers, industrial pure water equipment and ozone generators, which we believe have high quality to price ratios, was primarily a result of our enhanced marketing efforts. Demand for our ultraviolet water purifiers, which is our basic water purification product, increased primarily due to stricter enforcement of governmental regulations mandating a higher nationwide standard for drinking water. To capitalize on such stricter enforcement, in 2008 we introduced five new models of our ultraviolet water purifiers to gain market share and with greater market awareness and acceptance, demand for our existing and new models of our ultraviolet water purifiers increased.

Wastewater Treatment Equipment.  Revenue for our wastewater treatment equipment category increased in 2008 by RMB78.9 million, or 58.1%, from RMB135.7 million in 2007 to RMB214.6 million ($31.4 million) in 2008. This increase was primarily due to the increase in demand for our belt-type thickener-filter press mono-block machines, sludge screws and microporous aerators. Demand for our belt-type thickener-filter press mono-block machines, sludge screws and microporous aerators increased as the market expanded with the construction of new municipal wastewater treatment facilities and more capital becoming available to governmental agencies and other enterprises to purchase our products. The stricter enforcement of environmental regulations also led to the increase in demand for these products.

Cost of Revenue

Our cost of revenue increased RMB54.4 million, or 20.0%, from RMB272.4 million in 2007 to RMB326.8 million ($47.9 million) in 2008. This increase was primarily due to the increase in volume of our products sold during this period, contributing to the increase in consumption of raw materials and components across all three product categories as our revenue increased by 39.8% from 2007 to 2008.

As a percentage of revenue, the cost of revenue decreased from 64.3% for 2007 to 55.1% for 2008. This decrease was primarily due to the increase in the sale of products with higher gross profit margins, in particular, our new fully automatic filter models and microporous aerators, as a percentage of our total revenue in 2008 and the sale of sample products, at or slightly greater than cost, to our distributors in 2007, which increased our cost of revenue in that year.

Gross Profit

As a result of the factors above, our gross profit increased RMB114.3 million, or 75.4%, from RMB151.6 million in 2007 to RMB265.9 million ($39.0 million) in 2008. As a percentage of revenue, our gross profit margin increased from 35.7% for 2007 to 44.9% for 2008, primarily due to the increase in sale of our new fully automatic filter models, a high margin product, in 2008 and the sale of sample products, at or slightly greater than cost, to our distributors of RMB38.4 million in 2007, which decreased our gross profit in that year.

Research and Development Expenses

Research and development expenses increased RMB2.0 million, or 13.6%, from RMB14.4 million in 2007 to RMB16.4 million ($2.4 million) in 2008. This increase was primarily due to an increase in costs from the purchase of raw materials in connection with our sample product development.

As a percentage of revenue, research and development expenses decreased from 3.3% for 2007 to 2.8% for 2008. This decrease was mainly a function of our revenue increasing faster than our research and development expenses.

Selling Expenses

Selling expenses increased RMB6.4 million, or 20.8%, from RMB30.7 million in 2007 to RMB37.1 million ($5.4 million) in 2008. This increase was primarily due to the increase in advertising costs and our increased participation in industry trade conferences and exhibitions and the related costs of preparing promotional materials, as well as increased transportation costs incurred by our sales representatives in connection with attending these industry trade conferences and exhibitions, from RMB17.8 million in 2007 to RMB23.7 million ($3.5 million) in 2008.

As a percentage of revenue, selling expenses decreased from 7.3% for 2007 to 6.3% for 2008. This decrease was primarily due to our increased sales volume, which created economies of scale and reduced our per unit selling expenses.

General and Administrative Expenses

General and administrative expenses increased RMB24.8 million, or 224.4%, from RMB11.0 million in 2007 to RMB35.8 million ($5.2 million) in 2008. This increase was primarily due to public offering costs totaling RMB20.5 million ($3.0 million) and an increase in salaries expense of RMB2.5 million, from RMB1.8 million in 2007 to RMB4.4 million ($0.6 million) in 2008, as we hired 17 new employees.

As a percentage of revenue, general and administrative expenses increased from 2.6% for 2007 to 6.0% for 2008. This increase was mainly attributable to expensing public offering costs as a result of the delay in this public offering.

Operating Income

As a result of the factors above, our operating income increased RMB81.2 million ($11.9 million), or 85.1%, from RMB95.4 million in 2007 to RMB176.7 million ($25.9 million) in 2008. As a percentage of revenue, our operating income increased from 22.5% for 2007 to 29.8% for 2008.

Interest Expense

Interest expense decreased RMB2.6 million, or 45.9%, from RMB5.8 million in 2007 to RMB3.1 million ($0.5 million) in 2008 as we reduced our outstanding bank debt obligation in 2008.

Other Income

Other income decreased RMB3.2 million, or 71.7%, from RMB4.5 million in 2007 to RMB1.3 million ($0.2 million) in 2008. This decrease was primarily the result of interest income received from our discontinued operations in 2007 which was not received in 2008.

Loss on Sale of Property

In June 2008, we executed the transfer of properties with Duoyuan Information Terminal Manufacture (Langfang) Co., Ltd. As a result of a business tax incurred on the transfer, we experienced a loss on the sale of our property in the amount of RMB3.2 million.

Provision for Income Taxes

Provision for income taxes increased RMB26.0 million, or 220.6%, from RMB11.8 million in 2007 to RMB37.8 million ($5.5 million) in 2008. This increase in the provision for income taxes was primarily attributable to the increase in our pre-tax income by 82.2% over the same period and the new tax rate for Duoyuan Beijing which went into effective on January 1, 2008. Our effective tax rates for 2007 and 2008 were 12.5% and 22.0%, respectively.

Total Income (loss) from Discontinued Operations

Total loss from Duoyuan Huanan, a discontinued operation, decreased RMB0.2 million, or 100.0%, from RMB0.2 million in 2007 to a loss of nil in 2008 as the sale of our discontinued operations became effective on July 1, 2007.

Net Income

As a result of the foregoing, net income increased RMB51.6 million, or 62.7%, from RMB82.2 million in 2007 to RMB133.8 million ($19.6 million) in 2008.

Comparison of 2006 and 2007

Revenue

Our revenue increased RMB131.1 million, or 44.8%, from RMB292.9 million in 2006 to RMB424.0 million in 2007. Our revenue increased for each of our product categories in 2007 as compared to 2006. This increase in revenue was mainly attributable to increased demand for our products as a result of governmental regulations mandating the utilization of water treatment products and stricter enforcement of environmental protections laws, the increased demand in updating or replacing existing and outdated equipment, the growth in the office and residential construction market, our expanded production capacity and increased sales to our existing distributors.

Circulating Water Treatment Equipment.  Revenue for our circulating water treatment equipment category increased in 2007 by RMB48.0 million, or 33.0%, from RMB145.3 million in 2006 to RMB193.3 million in 2007. This increase was primarily due to the increase in demand for our electronic water conditioners, which was partially offset by a decrease in demand for our circulating water central processors and cyclone filters. The increase in demand for our electronic water conditioners was primarily due to demand for conditioners that use non-chemical (physical) means to treat water in circulating water systems. Compared to our water softeners, which chemically treat water in circulating systems, our electronic water conditioners are more energy efficient, safer for the environment and also aid in rust prevention. Because of these advantages, revenue generated from our electronic water conditioners outpaced revenue from our water softeners. We believe that the decrease in demand for our circulating water central processors in 2007 was primarily because our product did not provide the high quality water output required by our most demanding end-user customers. Specifically, the original design for our circulating water central processors did not include a pre-filtering component and certain electronic components, which would have provided for a higher quality water output. To address the concerns of those end-user customers who required a higher quality water output, our distributors, at their cost, purchased a separate pre-filtering component to install in our circulating water central processors. To meet the needs of all of our end-user customers, including the most demanding, we modified the design of our circulating water processors to include a pre-filtering component and advanced electrical components. We reintroduced our modified circulating water central processors in October 2008. Actual sales of our circulating water central processors in 2007 represented a decrease of approximately RMB31.9 million when compared to our sales target for that product in the same period. We believe that the decrease in demand for our cyclone filters, a low technology product, was due to increased domestic competition.

Water Purification Equipment.  Revenue for our water purification equipment category increased in 2007 by RMB43.1 million, or 78.6%, from RMB54.8 million in 2006 to RMB97.9 million in 2007. This increase was primarily due to the increase in demand for our ultraviolet water purifiers, central water purifiers, and industrial pure water equipment, which was partially offset by a decrease in demand for our ozone generators. We believe that the increase in demand for our ultraviolet water purifiers, which is our basic water purification product, was primarily due to stricter enforcement of governmental regulations mandating a higher nationwide standard for drinking water. The increase in demand for our central water purifiers was a result of the growth in office and residential construction market. Specifically, builders installed our central water purifiers in newly constructed office buildings and homes as tenants and homeowners increasingly demanded a higher quality of tap water. We believe that the increase in demand for our industrial pure water equipment, which we believe has a high quality to price ratio, was primarily a result of our enhanced marketing efforts and a decrease in the average selling price of the product to make it more cost competitive. We believe that the decrease in demand for our ozone generators was primarily due to increased competition from international competitors.

Wastewater Treatment Equipment.  Revenue for our wastewater treatment equipment category in 2007 increased by RMB47.6 million, or 54.1%, from RMB88.0 million in 2006 to RMB135.7 million in 2007. This increase was primarily due to the increase in demand for our sludge screws and microporous aerators, which was partially offset by a decrease in demand for our water decanters. The increase in demand for our sludge screws was due to increased market awareness and acceptance of this new product which we introduced in

2005. We believe that the increase in demand for our microporous aerators was also due to an increased demand for a more sophisticated and technologically advanced product than those existing in the market. We believe that the decrease in demand for our water decanter, a low technology product, was due to increased domestic competition.

Cost of Revenue

Our cost of revenue increased RMB94.3 million, or 52.9%, from RMB178.1 million in 2006 to RMB272.4 million in 2007. This increase was primarily due to the increase in volume of our products sold during this period.

As a percentage of revenue, the cost of revenue increased from 60.8% for 2006 to 64.3% for 2007. This increase was mainly attributable to the increase in raw materials and component cost across all three product categories, particularly for our water purification equipment, and the upgrading of our existing production lines for our wastewater treatment equipment, particularly the production line for our microporous aerators.

Gross Profit

As a result of the factors above, our gross profit increased RMB36.8 million, or 32.1%, from RMB114.7 million in 2006 to RMB151.6 million in 2007.

Our gross profit margin decreased from 39.2% in 2006 to 35.7% in 2007 primarily as a result of the increase in the cost of raw materials and components and the upgrading of our existing productions lines. Our total purchases of materials and components increased 54.3% in 2007 compared to 2006 as a result of an increase in the cost of raw materials and components for all three product categories. We also upgraded our existing production lines for our wastewater treatment equipment in the amount of RMB15.5 million which affected our gross margins. Our gross margins were also affected by the sale of sample products, at or slightly greater than cost, to our distributors of RMB38.4 million in 2007. This sale resulted in a loss of revenue of up to RMB10.7 million because we sold the sample products at a discount rather than at normal profit margins. This reduction of revenue reflected a decrease of 1.6% in our gross margins.

Research and Development Expenses

Research and development expenses increased RMB1.5 million, or 12.0%, from RMB12.9 million in 2006 to RMB14.4 million in 2007. This increase was primarily due to an increase in costs from the purchase of raw materials in connection with our sample product development.

As a percentage of revenue, research and development expenses decreased from 4.4% in 2006 to 3.3% in 2007. This decrease was mainly a function of our revenue increasing faster than our research and development expenses.

Selling Expenses

Selling expenses increased RMB3.0 million, or 10.9%, from RMB27.7 million in 2006 to RMB30.7 million in 2007. This increase was primarily due to the increase in costs relating to our increased participation in industry trade conferences and exhibitions and the related costs of preparing promotional materials, as well as increased transportation costs incurred by our sales representatives attending these industry trade conferences and exhibitions, from RMB14.6 million in 2006 to RMB17.8 million in 2007.

As a percentage of revenue, selling expenses decreased from 9.5% in 2006 to 7.3% in 2007. This decrease was primarily due to our increased sales volume, which created economies of scale, reducing our per unit selling expenses.

General and Administrative Expenses

General and administrative expenses increased RMB0.8 million, or 7.7%, from RMB10.2 million in 2006 to RMB11.0 million in 2007. This increase was primarily due to a decrease in depreciation expense from

RMB3.9 million in 2006 to RMB3.2 million in 2007 as certain fixed assets were fully depreciated. This decrease in depreciation expense was partially offset by a 191.4% increase in expenditures for general office supplies, from RMB0.5 million in 2006 to RMB1.6 million in 2007.

As a percentage of revenue, general and administrative expenses decreased from 3.5% in 2006 to 2.6% in 2007. This decrease was mainly a function of our revenue increasing faster than our administrative expenses.

Operating Income

As a result of the factors above, our operating income increased RMB31.5 million, or 49.2%, from RMB64.0 million in 2006 to RMB95.4 million in 2007. As a percentage of revenue, our operating income increased from 21.8% for 2006 to 22.5% for 2007.

Interest Expense

Interest expense decreased RMB1.6 million, or 21.9%, from RMB7.4 million in 2006 to RMB5.8 million in 2007 as we reduced our outstanding bank debt obligation in 2007.

Other Income

Other income increased RMB2.0 million, or 80.4%, from RMB2.5 million in 2006 to RMB4.5 million in 2007. This increase was primarily the result of a non-recurring rental charge Duoyuan Digital Printing Technology Industries (China) Co. Ltd., an entity controlled by Wenhua Guo, our chairman and chief executive officer, for the office space located at No. 3 Jinyuan Road. Interest income remained relatively unchanged from 2006 to 2007.

Provision for Income Taxes

Provision for income taxes increased RMB4.4 million, or 59.4%, from RMB7.4 million in 2006 to RMB11.8 million in 2007. This increase in the provision for income taxes was primarily attributable to the increase in our profits by 59.4% over the same period. Our effective tax rates for 2006 and 2007 were 12.5% and 12.5%, respectively.

Due to various special tax rates, tax holidays and incentives that have been granted to us in China, our taxes have been relatively low. The additional amounts of tax that we would have otherwise been required to pay had we not enjoyed the various preferential tax treatments would have been RMB12.3 million in 2006 and RMB19.5 million in 2007.

Total Income (loss) from Discontinued Operations

Total income (loss) from Duoyuan Huanan, a discontinued operation, decreased RMB1.3 million, or 116.1%, from RMB1.1 million in 2006 to a loss of RMB0.2 million in 2007. Income (loss) from Duoyuan Huanan’s operations is classified as discontinued operations as a result of our agreement, dated August 12, 2007, to sell substantially all of the business activities and operations of Duoyuan Huanan to Duoyuan Asian Water Inc., a British Virgin Islands company wholly owned by our chairman and chief executive officer, Wenhua Guo. The net loss of RMB0.2 million in 2007 consisted of a RMB0.6 million loss on the sale of Duoyuan Huanan offset by net income of RMB0.4 million from Duoyuan Huanan prior to the sale.

Net Income

As a result of the foregoing, net income increased RMB29.4 million, or 55.7%, from RMB52.8 million in 2006 to RMB82.2 million in 2007.

Liquidity and Capital Resources

As of December 31, 2006, 2007, 2008 and September 30, 2009, we had cash of RMB7.4 million, RMB28.1 million, RMB198.5 million ($29.1 million) and RMB937.2 million ($137.3 million), respectively.

The increase in our cash as of December 31, 2008 was primarily due to the collection of amounts due from related parties totaling RMB102.0 million. For a description of these related party receivables, see “Related Party Transactions — Loans to Related Parties — Accounts Receivable.” For our current level of borrowing, see the discussion below on our existing short-term notes. There is no seasonal fluctuation to our borrowing requirements.

We relied primarily on cash flow from operating activities and our bank notes for our capital requirements in 2006, 2007, 2008 and the nine months ended September 30, 2009. We expect that our future capital expenditures primarily will be to improve and upgrade our existing manufacturing facilities and production lines, build new manufacturing facilities and production lines, expand our research and development capabilities, and pay the registered capital required for the establishment of our new subsidiaries. We expect that approximately $80 million of our cash resources will be required for these projects, the majority of which, approximately $70 million, will be incurred for the improvement and upgrading of our existing manufacturing facilities and production lines and the building of new manufacturing facilities and production lines. In addition, we intend to use approximately $10 million to complete construction of a research and development laboratory. Since we have not encountered any difficulties in meeting our cash obligations to date, we believe that the net proceeds from this offering, net proceeds from our initial public offering, cash flow from operating activities and our bank notes will be sufficient to meet our presently anticipated cash needs for at least the next 12 months.

Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, as well as any increases in manufacturing capacity or acquisitions of third party businesses or licenses that we may seek in the future. We expect to meet these requirements primarily through the proceeds of this offering and revolving short-term bank borrowings, as well as our cash flow from operations, which we expect will increase with the planned increase in our manufacturing capacity. We believe our working capital is sufficient for these current requirements, though we may require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or increase our borrowing level. The actual amount and timing of our future capital requirements may differ materially from our estimate depending on our actual results of operations.

Sources and Uses of Cash

The following table sets forth cash flow data for the periods indicated:

	Year Ended December 31,				Nine Months Ended September 30,
	2006	2007	2008		2008	2009
	RMB	RMB	RMB	$	RMB	RMB	$
					(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)

Cash flow data:
Net cash provided by operating activities	30,785	72,070	241,686	35,405	184,527	150,485	22,045
Net cash used in investing activities	—	(37,031)	(22,221)	(3,255)	(22,229)	(43,847)	(6,423)
Net cash (used in) provided by financing activities	(36,000)	(15,000)	(49,000)	(7,178)	49,000	632,054	92,592
Net increase (decrease) in cash of discontinued operations	(155)	584	—	—	—	—	—

Net changes in cash	(5,370)	20,623	170,465	24,972	113,298	738,692	108,214
Cash at beginning of period	12,800	7,430	28,053	4,110	28,053	198,518	29,082

Cash at end of period	7,430	28,053	198,518	29,082	141,351	937,210	137,296

The increase in net cash provided by financing activities for the nine months ended September 30, 2009 was from the receipt of $92.6 million in net proceeds from our initial public offering.

Our outstanding short-term notes as of December 31, 2006, 2007 and 2008 were RMB84.0 million, RMB69.0 million and RMB20.0 million ($2.9 million), respectively. As of September 30, 2009, we had one short-term note outstanding for RMB20.0 million ($2.9 million) with Bank of Agriculture, Chongwen branch, in China. This note has an expiration date of less than one year and an interest rate of 5.841% accruing quarterly. This note is secured by our real property located in Langfang.

Operating Activities

Net cash provided by operating activities in 2006, 2007, 2008 and the nine months ended September 30, 2009 was generated from our net income of RMB52.8 million, RMB82.2 million, RMB133.8 million ($19.6 million) and RMB77.2 million ($11.3 million), respectively, after adjustment in each year for non-cash items such as depreciation and amortization, and for changes in various assets and liabilities such as accounts receivable, accounts payable and inventories.

Net cash provided by operating activities decreased by RMB34.0 million from RMB184.5 million for the nine months ended September 30, 2008 to RMB150.5 million ($22.0 million) for the nine months ended September 30, 2009. This decrease was primarily due to (1) a decrease in net income from RMB118.3 million to RMB77.2 million ($11.3 million) over the same period and (2) cash provided by the collection of a RMB102.0 million related party receivable in the nine months ended September 30, 2008. By December 31, 2008, we had collected all outstanding related party receivables. For a description of these related party receivables, see “Related Party Transactions — Loans to Related Parties — Accounts Receivable.” Offsetting this decrease in operating cash flow were increases in cash provided by a share-based compensation expense of RMB91.6 million ($13.4 million) and an increase of accounts payable of RMB30.7 million ($4.5 million) for the nine months ended September 30, 2009.

Net cash provided by operating activities increased by RMB169.6 million from RMB72.1 million in 2007 to RMB241.7 million ($35.4 million) in 2008. This increase was primarily due to (1) an increase in net income from RMB82.2 million to RMB133.8 million ($19.6 million) over the same period and (2) cash provided by the decrease in related party receivables of RMB102.0 million ($14.9 million) in 2008 as compared to the increase in related party receivables of RMB58.5 million in 2007. This increase in operating cash flow was offset by an increase in inventory of RMB24.2 million ($3.5 million) in 2008 as compared to a decrease in inventory of RMB40.1 million in 2007. The inventory balance at December 31, 2007 decreased from December 31, 2006 due to the sale of sample products, at or slightly greater than cost, to our distributors. The inventory balance at December 31, 2008 increased from December 31, 2007 due to an increase in raw materials and finished goods inventories. We did not sell any sample inventory in 2008.

Net cash provided by operating activities increased from RMB30.8 million in 2006 to RMB72.1 million in 2007. This increase was primarily due to: (1) an increase in net income from RMB52.8 million to RMB82.2 million over the same period; (2) a decrease in inventories of RMB40.1 million; and (3) an increase in accounts payable of RMB11.5 million. The decrease in inventories was primarily the result of a RMB38.4 million sale of our sample products, at or slightly greater than cost, to our distributors. These sample products included models which were on display at the offices of our distributors. The increase in accounts payable was primarily due to the increase in sales in the same period causing our purchase of raw materials and components to increase, resulting in an increase in our accounts payable. This increase in operating cash flow was partially offset by an increase in related party receivables of RMB58.5 million and an increase in accounts receivable of RMB41.1 million. The increase in related party receivables was due to our deposit of RMB44.5 million paid on the aggregate purchase price of RMB75.6 million for a manufacturing facility owned by Duoyuan Information Terminal Manufacture (Langfang) Co., Ltd., an entity controlled by Wenhua Guo, our chairman and chief executive officer. In connection with the property swap with Duoyuan Information Terminal Manufacture (Langfang) Co., Ltd. described in “Related Party Transactions — Real Property Related Transactions,” the amount of our deposit will be returned to us before the completion of this offering. The increase in accounts receivable was primarily due to a marked increase in sales volume for our products. In addition, we granted certain of our distributors preferred credit terms, reducing the amount of advanced payments due to us as a reward for meeting or exceeding their sales targets in the prior year.

Investing Activities

Cash used in our investing activities primarily consist of purchases of property, plant and equipment and renovation of existing facilities and buildings. Cash used in investing activities increased from RMB 22.2 million to RMB 43.8 million ($6.4 million) for the nine months ended September 30, 2008 and 2009, respectively. This increase was primarily due to increased purchases of production equipment for our Duoyuan Langfang manufacturing facility. Net cash used in investing activities decreased from RMB37.0 million in 2007 to RMB22.2 million ($3.3 million) in 2008. This decrease was primarily due to decreased capital expenditures for our Duoyuan Langfang manufacturing facility. Net cash used in investing activities increased from nil in 2006 to RMB37.0 million in 2007. Cash was mainly used to renovate the Duoyuan Langfang manufacturing facility and the Duoyuan Beijing office building as well as to purchase additional production equipment.

Financing Activities

Cash provided by and used in our financing activities consist of borrowings from and repayments to our short-term notes. In the nine months ended September 30, 2009, the cash impact of financing activities was RMB632.1 million ($92.6 million), representing the net proceeds from our June 2009 initial public offering, and during the nine months ended September 30, 2008 we repaid three short-term notes in the amount of RMB69.0 million and borrowed from one short-term note in the amount of RMB20.0 million for a net cash flows used in financing activities of RMB49.0 million. Net cash used in financing activities was RMB49.0 million ($7.2 million) in 2008 as we reduced our outstanding bank debt from the previous year. Net cash used in financing activities was RMB15.0 million in 2007 as we reduced our outstanding bank debt from the previous year. Net cash used in financing activities was RMB36.0 million in 2006 as we reduced our outstanding bank debt from the previous year.

Capital Expenditures

Our capital expenditures in 2006, 2007 and 2008 were nil, RMB38.9 million and RMB22.2 million ($3.3 million), respectively. Our capital expenditures in 2007 were used primarily to purchase production equipment and the renovation of our manufacturing facilities and office buildings. For 2008, our capital expenditures were primarily used for the purchase of manufacturing equipment for our facilities in Langfang. For the nine months ended September 30, 2009, we spent RMB24.9 million ($3.6 million) on various advanced manufacturing equipment upgrades to increase our production capacity, including purchasing highly advanced microporous aerator machines. Additionally, we paid a deposit of RMB13.7 million ($2.0 million) on equipment with a remaining balance of $4.6 million to be paid in 2010. Finally, we paid a deposit of RMB5.3 million ($0.8 million) towards the purchase of a land use right in Beijing, upon which we intend to construct our new manufacturing facility in 2010. We expect to have significant capital expenditures relating to that land use right in 2010.

Our future capital requirements will depend on many factors including our rate of revenue growth, the timing and extent of spending to support research and development efforts, the expansion of manufacturing and sales activities, and the introduction of new products. Although we are not currently a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our shareholders. Additional debt would result in increased interest expense and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2009:

	Payments Due by December 31,
	Total	2009	2010	2011	2012	2013	Thereafter
	(RMB in thousands)

Current debt	20,000	—	20,000	—	—	—	—
Operating lease obligations	281	281	—	—	—	—	—
Purchase obligations	61,788	8,299	53,489	—	—	—	—

Total	82,069	8,580	73,489	—	—	—	—

Seasonality

The sales of our products fluctuate on a seasonal basis each year. Our sale numbers tend to be lower during the winter months, when cold weather slows the pace of construction activities that involve installation of water treatment equipment, and higher during the spring, summer and autumn months when construction projects are more active.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Recently Issued Accounting Pronouncements

In August 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-05, “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value”. This ASU provides amendments for fair value measurements of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. ASU 2009-05 also clarifies that when estimating a fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance or fourth quarter 2009. The Group is assessing the impact of ASU 2009-05 on the Group’s consolidated financial position, liquidity, results of operations or disclosures.

In June 2009, the FASB issued ASU No. 2009-01 (formerly SFAS No. 168), “Topic 105 — Generally Accepted Accounting Principles — FASB Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles.” The Codification is the single source of authoritative nongovernmental US GAAP. The Codification does not change current US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents are superseded and all other accounting literature not included in the Codification is considered nonauthoritative. The Codification is effective for interim or annual reporting periods ending after September 15, 2009. The Group has made the appropriate changes to US GAAP references in these consolidated financial statements.

In June 2009, the FASB issued Accounting Standards Codification (“ASC”) 810 (formerly SFAS No. 167), “Amendments to FASB Interpretation No. 46(R)”. ASC 810 amends the consolidation guidance applicable to variable interest entities. The amendments to the consolidation guidance affect all entities currently within the scope of FIN 46(R), as well as qualifying special-purpose entities (QSPEs) that are currently excluded from the scope of FIN 46(R). ASC 810 is effective as of the beginning of the first annual reporting period that begins after November 15, 2009. The Group is assessing the impact of ASC 810 on the Group’s consolidated financial position, liquidity, results of operations or disclosures.

In May 2009, the FASB issued ASC 855 (formerly SFAS No. 165), “Subsequent Events”. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC 855 is effective for interim or annual periods ending after June 15, 2009. The adoption of ASC 855 did not have an effect on the Group’s consolidated financial position, liquidity, results of operations or disclosures.

In April 2009, the FASB issued ASC 825 (formerly FASB Staff Position (FSP) 107-1 and APB 28-1), “Interim Disclosures about Fair Value of Financial Instruments.” ASC 825 requires a public entity to provide disclosures about fair value of financial instruments in interim financial information. ASC 825 is effective for interim and annual financial periods ending after June 15, 2009. The adoption of ASC 825 did not have an effect on the Group’s consolidated financial position, liquidity, results of operations or disclosures.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to interest rate risk due primarily to our short-term notes. As of September 30, 2009, we had one short-term note of RMB20.0 million ($2.9 million), in the aggregate, and cash on hand and in banks of approximately RMB937.2 million ($137.3 million). Although the interest rates on our short-term notes are fixed during their respective terms, the terms are typically 12 months or less and the interest rates are subject to change upon renewal. The interest rates on our short-term notes are determined by reference to the benchmark interest rates set by the People’s Bank of China, or the PBOC. Since April 28, 2006, the PBOC has increased the benchmark interest rate of Renminbi bank notes with a term of 6 to 12 months 12 times, seven consecutive increases followed by five consecutive decreases, by 0.27% on most occasions. As a result, from 2006 to the nine months ended September 30, 2009, the benchmark interest rate for these Renminbi bank notes increased from 5.85% to 7.47% then decreased to 5.31% and the interest rate applicable to us increased from 6.696% to 8.217% then decreased to 5.841% over the same period. Any future increase in the PBOC’s benchmark interest rate will result in an increase in our interest expense. A 1.0% increase in the annual interest rates for all of our credit facilities as of September 30, 2009 would decrease income before income taxes by approximately RMB50,000 ($7,325) for the nine months ended September 30, 2009. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

Although the conversion of the Renminbi is highly regulated in China, the value of the Renminbi against the value of the U.S. dollar (or any other currency) may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the Renminbi is permitted to fluctuate in value within a narrow band against a basket of certain foreign currencies. China is currently under significant international pressures to liberalize this currency policy, and if such liberalization occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar.

All of our revenue and expenses are denominated in Renminbi. We use the Renminbi as the reporting and functional currency for our financial statements.

Fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of the proceeds from this offering, our balance sheet and our financial results in U.S. dollars following this offering. For example, to the extent that we need to convert U.S. dollars received in this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Assuming we were to convert the net proceeds received in this offering into Renminbi, a 1.0% increase in the value of the Renminbi against the U.S. dollar would decrease the amount of Renminbi we receive by RMB 6.3 million. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making dividend payments on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in the exchange rate would affect our financial results translated in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

Since our exposure to foreign exchange risks is limited, we have not used any forward contracts or currency borrowings to hedge our exposure and do not currently intend to do so.

Inflation

Inflationary factors, such as increases in the cost of our products and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of revenue if the selling prices of our products do not increase with these increased costs.

INDUSTRY

Overview: Water Scarcity and Water Resource Development in China

Due to rapid growth in population, urbanization and industrialization in China, the country faces severe water shortages and natural water resource pollution. To address those issues, the Chinese government has enacted stricter environmental standards and invested significantly in water treatment projects to promote sustainable economic growth and to provide its population with affordable, purified water. Accordingly, the demand for water treatment equipment has experienced and is expected to continue to experience rapid growth. Frost & Sullivan predicts that the Chinese domestic water treatment industry will grow 12% to 15% in 2009 alone.

Acute Water Shortage Problem

According to the U.S. Department of Commerce, the average annual water resource volume in China is estimated at approximately 2.8 trillion cubic meters, making China the fourth largest source of water in the world. However, only 2,200 cubic meters of water is available per person in China compared with the average global water availability of 8,800 cubic meters per person, ranking China 88th in the world. With China’s population expected to grow to 1.6 billion people by the mid-21st century, China’s per capita water resource is expected to decrease to 1,760 cubic meters, which would further exacerbate current water shortages.

Poor water management in China has also led to significant water waste. According to the Chinese Ministry of Water Resources, the percentage of available water used, or the water utilization rate, for a number of rivers in China, including the Huai River, Liao River and Yellow River, was approximately 60% in 2007 and as high as 100% for the Hai River. By comparison, international standards are set at 30% to 40% with the intention of conserving water resources. In addition, China also has severe regional water imbalances, with southern China having approximately four-fifths of China’s water supply. The region, however, still lacks sufficient water resources due to extensive water pollution.

Severe Natural Water Resource Pollution

According to the National Surface Water Quality Monthly Report of February 2009 issued by the China National Environmental Monitoring Center, 46% of China’s seven major water bodies were designated as Type IV and V water bodies, which indicates that they are polluted and unsuitable for humans (a designation of Type I, II or III is required for drinking water). Furthermore, a November 2006 circular of the Chinese Ministry of Water Resources stated that of the 71.7 billion tons of wastewater drained into various bodies of water in China in 2005, two-thirds were released without being treated resulting in pollution of 90% of the surface water in urban areas.

Stricter Environmental Standards

China has enacted numerous water reforms to address the country’s water shortage and water pollution problems. The Water Resource Law, amended and put into effect on October 1, 2002, compared with the Water Resource Law enacted in 1988, significantly enhances water resource management systems, water resource protection, water conservation and legal responsibilities. The amended law is expected to play an important role in the sustainable use of water resources in China. We believe stricter water quality regulations for existing infrastructure will continue to drive incremental spending in water treatment methods.

China has also introduced new policies, Standards for Drinking Water Quality, effective July 1, 2007, to improve drinking water standards, including limiting the level of microbe content, organic matter and disinfectants in drinking water. In testing tap water for contaminates, the new drinking water standards raised the number of items classified as potential pollutants from 35 to 106. Since conventional equipment is unlikely to comply with these stringent new regulations, this creates significant opportunities for advanced water treatment equipment.

Increasing Water Tariffs Making Water Treatment Projects More Attractive

According to the Ministry of Water Resources, the average water tariff of waterworks increased 919% from RMB0.0280 per cubic meter in 2000 to RMB0.26 per cubic meter in 2008. Despite these rising tariffs, considerable room for increases remain as tariffs still represent approximately 1% of the average household’s discretionary income. We expect that increases in water tariffs will lead to higher investment returns on water treatment investments and therefore spur additional water treatment projects, including additional purchases of advanced water treatment equipment not previously economically attractive to investors.

Increasing Investment in the Water Treatment Sector

China’s water shortage and pollution control strategies are driving increased water treatment investment by the Chinese government and private investors. For example, approximately 3,000 wastewater plants were built in China between 2001 and 2005 according to Frost & Sullivan. In addition, major water supply projects in China, such as the South-to-North Water Diversion Project providing for a network of water transfer canals from the relatively water rich south to the north, will cost approximately $22 billion before 2013.

According to the municipal south-to-north water diversion office, the municipal government will spend RMB26 billion ($3.8 billion) on the plants and plans to build and expand 13 facilities by 2014 to process water from the Yangtze River, with combined capacity of approximately one billion cubic meters annually.

The Chinese government’s National Environmental Protection 11th Five-Year Plan (2006-2010), or the Five-Year Plan, establishes explicit objectives for water resource protection, drinking water quality improvement and water treatment development. For example, the plan requires all urban municipalities to build wastewater treatment facilities with wastewater treatment rate of no less than 70% and a nationwide urban wastewater treatment capacity of 100 million tons per day. To accomplish those goals, planned investment of urban wastewater infrastructure (including the cost of wastewater treatment, sewers, sludge treatment and wastewater recycling) in China is expected to be RMB332 billion between 2006 and 2010 according to the National Urban Wastewater Treatment and Recycling Facilities Construction 11th Five-Year Plan.

On November 5, 2008, the State Council of China announced an economic stimulus plan in the amount of $585 billion to stimulate economic growth and bolster domestic demand. The economic stimulus plan includes, among others, increased spending on basic infrastructure construction projects for water, electricity, gas and heat to improve the standard of living in China and protect the environment. Specifically, the State Council of China established ten measures to promote economic growth and further expand domestic consumption and demand. In applicable part, these measures further the Chinese government’s environmental protection efforts by encouraging the construction of sewage and waste treatment facilities and preventing water pollution in key areas. Frost & Sullivan expects water treatment to be one of the biggest beneficiaries of this economic stimulus plan. Specifically, RMB350 billion ($51 billion) has been set aside for wastewater and solid waste treatment, of which approximately 60% to 70% will be channeled to wastewater management and water supply projects with a particular focus on helping to alleviate the worsening water shortage in China’s Northern provinces. Many of those projects are connected to water conditions, stimulating the demand for equipment serving the water and wastewater treatment sectors in China. According to the National Development and Reform Commission, of the RMB230 billon ($34 billion) the central government has approved on the stimulus spending over the past two quarters, 10 percent ($3.4 billion) went towards energy conservation, emission control and environmental protection projects. The government has earmarked RMB13 billion ($1.9 billion) in the next three years to expand sewage and garbage disposal facilities to most townships. It has also allocated RMB4 billion ($586 million) for tackling water pollution in major rivers such as the Huaihe and the Songhuajiang.

The Chinese government has also implemented market reforms and encouraged private sector participation to improve operational efficiencies at municipal wastewater treatment facilities. As a result of such reforms, two market-based management models — build-operate-transfer, or BOT, and transfer-operate-transfer, or TOT — have been developed in an effort to expand available sources of capital and improve operational efficiencies within the water sector.

Market Potential for the Water Treatment Industry in China

According to the Freedonia Group, the global demand for water treatment products is projected to grow nearly 6.4% per year to $39.9 billion in 2011, and the demand for water treatment products in China is estimated to increase nearly 15.5% per year between 2008 and 2012. We expect a significant demand for water treatment equipment in China in the foreseeable future, given China’s ongoing industrialization and urbanization.

The sources of demand and resulting customers in the Chinese market for water treatment equipment can be classified into the following three broad categories: the circulating water treatment industry, the water purification industry and the wastewater treatment industry.

Circulating Water Treatment Industry

According to The China Association of Environmental Protection Industry, or CAEPI, the market for (1) circulating water treatment equipment in China will grow from $277 million in 2004 to $1.0 billion in 2010 with a compound annual growth rate, or CAGR, of 24.1%, and (2) related service revenue, which includes technical support, consulting services, facility operation and management, and international trade and financial services, will grow from $345 million in 2004 to $1.2 billion 2010 with a CAGR of 23.1%. Many industrial sectors, such as food and beverages, electronics, pharmaceuticals and chemical/petroleum processors, require treated circulating water in their products or as part of their manufacturing processes. The use of untreated circulating water in manufacturing processes can result in inconsistent product quality and substantial equipment degradation, which can lead to high maintenance or replacement costs. As a result, most manufacturers treat their process water to maintain a consistently acceptable degree of purity. Depending on their process specifications, industrial customers often require a broad range of treatment technologies to treat water.

The following chart illustrates the historical and projected revenue for the circulating water treatment equipment market in China:

Source: CAEPI

Water Purification Industry

The water purification industry in China will experience rapid growth from 2008 to 2010 according to CAEPI. In the municipal water purification sector, CAEPI forecasts the market for (1) municipal water purification equipment in China will grow from $2.8 billion in 2004 to $6.6 billion in 2010 with a CAGR of 15.4%, and (2) related service revenue will grow from $4.6 billion in 2004 to $8.4 billion in 2010 with a

CAGR of 10.4%. Pollution in tap water has become a serious problem in China. According to the Organization for Economic Co-operation and Development’s Environmental Performance Reviews on China, water in nearly half of China’s major cities fails to meet the national standards for drinking water. Defects in chemical treatment of tap water and aging municipal water supply systems have caused additional pollution. Traditional processes of using chemicals for water treatment have only limited capability in removing organic matters in water and may result in the concentration of harmful substances such as ammonia nitrogen and bio-assimilating organic carbon and odor in the treated water. Improving the quality of drinking water has become an urgent task in China.

The following chart illustrates the historical and projected revenue for the municipal water purification equipment market in China:

Source: CAEPI

In the industrial water purification sector, CAEPI forecasts the market for (1) industrial water purification equipment in China will grow from $3.1 billion in 2004 to $6.4 billion in 2010 with a CAGR of 12.8%, and (2) related service revenue will grow from $4.3 billion in 2004 to $8.0 billion in 2010 with a CAGR of 11.1%. The pharmaceutical, chemical, food and beverage, food processing and electronics industries all require highly purified water in their manufacturing processes and significantly affects the business outlook of those industries in China.

The following chart illustrates the historical and projected revenue for the industrial water purification equipment market in China:

Source: CAEPI

Wastewater Treatment Industry

The wastewater treatment industry in China has experienced rapid growth since 2004 due to increasing industrialization and increasing awareness of environmental protection. CAEPI forecasts the market for (1) wastewater treatment equipment in China will grow from $2.1 billion in 2004 to $3.8 billion in 2010 with a CAGR of 10.1%, and (2) related service revenue will grow from $3.0 billion in 2004 to $14.6 billion in 2010 with a CAGR of 30.0%. Chinese regulations regarding the disposal of aqueous industrial waste, combined with public concern for industrial pollution, have led to increased awareness on the part of businesses and public utilities as to the benefits of wastewater treatment and waste minimization. In response to higher water prices and rising wastewater discharge fees, industrial manufacturers have also become aware of the cost-effectiveness of recycling their wastewater. As a result of these factors, industrial manufacturers increasingly require complex systems and equipment to treat and recycle process water and wastewater.

The following chart illustrates the historical and projected revenue for the wastewater treatment equipment market in China:

Source: CAEPI

BUSINESS

Overview

We are a leading China-based domestic water treatment equipment supplier. Our product offerings address key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Founded in 1992, we offer a comprehensive set of more than 90 complementary products across three product categories: circulating water treatment, water purification and wastewater treatment.

With over 80 distributors throughout China in 28 provinces, including most of China’s key economic regions, we believe our nationwide distribution network is one of the largest among water treatment equipment suppliers in China. Our extensive distribution network allows us to be closer to our end-user customers and enables us to be more responsive to local market demands than many of our competitors. Through joint efforts with our distributors, we have developed a broad base of end-user customers throughout China, consisting primarily of wastewater treatment plants, water works facilities, manufacturing plants, commercial businesses, residential communities and individual customers.

By leveraging our in-house research and development team, we broaden our market reach by introducing new products that help us diversify our revenue base, stay current with technological developments in the water treatment equipment industry and maintain our competitive advantage. Since 2004, we have developed more than 70 new products across our three product categories, many of which utilize non-chemical and energy saving technologies that are, we believe, increasingly important features to our end-user customers. Of these new products, 38 were introduced into the market in 2008. In September and October of 2009, we introduced into the market six new or enhanced products across our three product categories. We plan to continue developing new and enhanced products to maintain and expand our competitive advantage and market reach.

We believe our manufacturing and assembly operations are complex and integrated, involving the coordination of raw materials and components, internal production processes and external distribution processes. In addition to utilizing common components and materials within and across product categories, we employ common manufacturing and assembly practices for our product lines, providing us a highly scalable and efficient operating structure. To further save costs, increase operational efficiencies and protect our key technologies, we also produce certain core components in-house.

We believe we are well-positioned to become the leading supplier of water treatment equipment for municipal, industrial, commercial and residential applications in China. Water treatment in China has been and is expected to continue to be a fast-growing industry driven by the increasing demand for affordable, purified water as a result of industrialization and urbanization. According to the Freedonia Group, demand for water treatment products in China is projected to increase nearly 15.5% per year between 2008 and 2012. We also believe water treatment will become a priority for municipalities, industries and commercial businesses as the Chinese government imposes stricter environmental and water quality standards to promote sustainable economic growth.

Our revenues grew 44.8% from RMB292.9 million in 2006 to RMB424.0 million in 2007 and 39.8% to RMB592.7 million ($86.8 million) in 2008. Our revenues grew 33.0% from RMB443.2 million for the nine months ended September 30, 2008 to RMB589.6 million ($86.4 million) for the nine months ended September 30, 2009. Our net income grew 55.7% from RMB52.8 million in 2006 to RMB82.2 million in 2007 and 62.7% to RMB133.8 million ($19.6 million) in 2008. Our net income decreased 34.8% from RMB118.3 million for the nine months ended September 30, 2008 to RMB77.2 million ($11.3 million) for the nine months ended September 30, 2009. Excluding the impact of our share-based compensation expense, our net income would have increased 42.6% or RMB50.4 million ($7.4 million) from RMB118.3 million for the nine months ended September 30, 2008 to RMB168.8 million ($24.7 million) for the nine months ended September 30, 2009. For the year ended December 31, 2008, our three product categories: circulating water treatment, water purification and wastewater treatment accounted for approximately 41.5%, 21.6% and 36.2%, respectively. For the nine months ended September 30, 2009, circulating water treatment, water purification and wastewater treatment accounted for approximately 37.5%, 21.3% and 39.6% of our revenue, respectively.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively in and capitalize on the growing water treatment industry in China:

Strong Customer Recognition and Industry Reputation.  We were one of the first privately owned domestic companies to supply circulating water treatment equipment in China when we commenced operations in 1992. We expanded our product offerings to include water purification equipment in 1998 and wastewater treatment equipment in 2001. As a company that has been operating for over 17 years, we have been able to secure our position within the Chinese water treatment equipment market, create strong customer recognition and enhance our industry reputation. We believe our strong operating history has allowed us to develop a broad base of end-user customers, expand our sales channels and facilitate more rapid acceptance of our new products.

Established Nationwide Distribution Network.  Comprised of over 80 distributors throughout China in 28 provinces, including most of China’s key economic regions, we believe our distribution network is one of the largest among water treatment equipment suppliers in China. Our distribution network provides us with established access to end-user customers throughout China, enables us to be responsive to local market demand and allows us to effectively diversify our end-user customer base and enhance our ability to provide superior customer service. By actively managing our distribution network, we are able to maximize local market penetration and increase sales opportunities. We complement our distribution network with over 85 internal sales and marketing personnel and a coordinated marketing effort, which allows us to proactively educate current and potential distributors and end-user customers about the features and benefits of our products.

Proven Research and Development Capabilities.  We have made and will continue to make significant investments in research and development. Since 2004, we have developed more than 70 new products across all three product categories as a result of our research and development capabilities. Of these new products, 38 were introduced into the market in 2008. In September and October of 2009, we introduced into the market six new or enhanced products across our three product categories. We operate a dedicated research and development center with 133 professionals and collaborate with leading universities and institutes in water treatment related research activities. Our research and development capabilities have enabled us to stay current with technological developments in the water treatment equipment industry by developing new products using advanced technologies, such as non-chemical (e.g., ozone and ultraviolet rays), membrane-based and other energy saving water treatment processes. In addition to developing new products, our research and development efforts also focus on improving our manufacturing processes, allowing us to more quickly and efficiently produce our products. We believe our investment in research and development has enabled us to continuously expand our product offerings and proactively anticipate market changes in the water treatment equipment industry. In 2010, we plan to market and sell over 35 new products.

Comprehensive and High-Quality Product Offerings.  Unlike most other manufacturers in China, which we believe supply only a limited range of water treatment equipment products, we have developed a comprehensive and complementary set of more than 90 complementary products across three product categories. Our products address the major steps in the water treatment process, including filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. In addition, many of our products utilize non-chemical and energy efficient water treatment technologies, which we believe are increasingly important features in water treatment equipment. Our experience producing various types of water treatment equipment has allowed us to identify cross-selling opportunities and create production and marketing synergies among our product lines. We have also implemented a rigid quality control system for our products, and have complied with the ISO 9001 Quality Assurance System Standards since 1996 and the ISO 14001 Environmental Management System Standards since 1999.

Vertically Integrated and Local Cost Structure.  We employ a vertically integrated operating model that enables us to efficiently develop, manufacture and market quality products at competitive prices. As a result of generally lower operation, labor and raw material costs in China, we are often able to charge lower prices than our international competitors while maintaining comparable quality. We believe our vertically integrated approach, accentuated by our in-house manufacturing capabilities, allows us to (1) lower material and component costs through the use of common components and materials within and across product categories, (2) improve workflow and quality control through the use of common manufacturing and assembly practices, and (3) lower production costs and dependency on key suppliers through the use of components manufactured in-house. In addition, we believe manufacturing certain core components ourselves allows us to better protect our key technologies, know-how and other intellectual property from our competitors, while also further improving the quality and performance of our products to meet the demanding and changing needs of our end-user customers.

Our Strategies

Our strategy is to capitalize on our competitive strengths to expand our current market penetration and to benefit from the anticipated rapid growth in China’s water treatment industry. We plan to grow our business by pursuing the following strategies:

Expand Our Manufacturing Capacity and Increase In-House Production.  We are seeking to build new manufacturing facilities and production lines to produce new water treatment products. We also plan to improve and upgrade our existing manufacturing facilities and production lines to enhance our quality control and to meet increasing demand for our current products. With the increased manufacturing capacity, we also expect to bring additional production steps in-house and increase the in-house manufacturing of certain core components to further improve our cost structure, the protection of our intellectual property, the quality and performance of our products and our operational efficiencies.

Expand our Product Offerings and Increase Sales of Integrated Systems.  We are focused on becoming a “one-stop” equipment supplier for our end-user customers. Many of our end-user customers, especially municipalities and industries, have complex water purification or treatment equipment needs that require an integrated, comprehensive set of water treatment equipment products. We plan to continue expanding our product offerings to increase the customization of the integrated systems we offer and address the key elements of our end-user customers’ water treatment equipment needs. We believe offering these integrated systems will promote higher end-user customer satisfaction, higher margins, the establishment of long-term service contracts to maintain the systems and increased barriers to entry for potential competitors.

Focus on Advanced Technologies to Enhance Energy Saving and Recycling Features of Our Products and Reduce Their Operational Costs.  We are currently utilizing our research and development capabilities to develop new processes, applications and technologies to, for example, further automate our products, introduce low energy consumption features and develop products that reuse sludge and other waste materials resulting from wastewater treatment processes. We believe these automation, energy saving and recycling features not only improve efficiency but also lower maintenance and end-user operating costs of our products and increase the life of our products. We believe there will be a growing demand for products possessing such features as governments, businesses and consumers become increasingly focused on sustainable economic growth and environmental issues.

Increase Our Market Share in China.  We plan to continue to expand our market share of the growing water treatment equipment industry in China. To do so, we are developing additional advanced products across our comprehensive product lines, which will further create cross-selling opportunities and production and marketing synergies. We have also increased our marketing activities and are actively seeking to increase the number of distributors carrying our products, specifically new distributors that will provide us with greater access to a wider range of end-user customers. In addition, we will continue to actively manage our existing distribution network by annually reviewing the performance of each distributor for potential improvement areas.

Enter New Water Market Segments.  We plan to pursue disciplined and targeted market entry strategies for product lines in which we do not currently compete. We believe that we have the flexibility to pursue acquisitions or develop new product lines in-house through our existing research and development team and distributor relationships depending on the market dynamics for the targeted product line. Our market entry strategy will focus on obtaining or developing complementary product offerings, product line extensions, research and development capabilities and access to new market segments and customers.

For example, we have evaluated the market for water conservation equipment for agricultural irrigation, which we believe has the potential to contribute to our growth. We believe that we have the in-house capability to design, manufacture and sell these products; however, we will continue to evaluate acquisition opportunities in this market that could supplement our capabilities with existing commercial products, distributor relationships and/or product design and integration.

Our Products

Our products can be classified into three categories: circulating water treatment equipment, water purification equipment and wastewater treatment equipment. The following table shows an overview of these product categories and their application:

	Circulating Water Treatment	Water Purification	Wastewater Treatment

Commenced Production	1992	1998	2001
Number of Products	39	33	19
Nine Months 2009 Revenue	RMB221.2 million ($32.4 million)	RMB125.3 million ($18.4 million)	RMB233.6 million ($34.2 million)
Sample Products Offered	• Fully automatic filter • Electronic water conditioner • Circulating water central processor • Water softener • Cyclone filter	• Central water purifier • Industrial pure water equipment • Ultraviolet water purifier • Ozone generator • Super clean water tank • Tank water treatment apparatus	• Belt-type thickener-filter press mono-block machine • Microporous aerator • Sludge screw • Ultraviolet shelving disinfection system • Online testing equipment • Grit separator • Water decanter
Sample Applications	• Disinfect water in circulating water systems • Removal and filtration of buildups	• Pre-treatment process • Disinfection process • Production of industrial-use pure water • Production of pure drinking water	• Separation of sludge and tiny particles from wastewater

• Aeration of wastewater to kill or remove organic materials

• Removal of clear liquid from wastewater storage tanks

• Sterilization and treatment to discharged wastewater

			• Monitoring of wastewater discharge
Sample Industries/Uses	• Industrial cooling • Air conditioning and refrigeration • Heat exchange systems • Water boiler systems • Hot water supply systems	• Pharmaceuticals • Chemicals • Food and beverage • Food processing • Electronics	• Municipal sewage • Petroleum • Paper • Pharmaceuticals • Food and beverage

Circulating water treatment equipment

We currently produce 39 products that are used in the process of treating water and removing buildup in circulating water systems. Circulating water systems, such as industrial cooling water systems, air conditioning and refrigeration systems, heat exchange systems, water boiler systems and hot water supply systems help control temperatures in heat-producing equipment and are widely used in engineering designs. The high temperature of water in circulating water systems causes scale, algae, microorganisms and other particles to build up inside the water system over time. This buildup can lead to reduced water flow, corrosion and contamination. We produce equipment for the removal and filtration of these buildups. Many of our products in this category are also used to clean and disinfect water in non-circulating water systems. Compared with other similar circulating water products which often only perform one single function, our circulating water treatment equipment is designed to address multiple issues such as waste, corrosion and structural problems in one integrated equipment.

The chart below shows the basic process for treating circulating water. The white boxes represent each stage in the circulating water treatment process, and the shaded boxes represent equipment that is used in a specific stage.

Circulating Water Treatment Process:

*	Indicates equipment we produce.

Circulating water systems usually use tap water as the source water. If the water to be treated is not tap water, pre-treatment equipment (such as a grit separator or sand filter) is used at the initial stage. The source water is passed through a water softener, which can remove some of the metal ions present in the water. Circulating water systems are typically driven by water pumps and ancillary equipment and contain water-cooling units. A water treatment apparatus is often attached to a unit in the circulating water treatment equipment as a bypass system.

The following describes our core products and the key features and competitive benefits of our circulating water treatment equipment:

•	Fully Automatic Filter. Our fully automatic filter measures impurity concentration levels within the circulating water system and automatically starts the cleansing process to collect and remove impurities from the water system once the concentration reaches a pre-set level.

•	Electronic Water Conditioner. Our electronic water conditioner uses electrodes for scale removal and prevention, sterilization and algae and corrosion removal. Additionally, these products, through the use of microcurrents, can prevent rust formation inside water pipelines by interrupting certain electrochemical reactions in water and killing microorganisms.

•	Circulating Water Central Processor. Our circulating water central processor both disinfects and removes impurities from circulating water without the use of chemicals. This equipment applies micro-electrolysis technology to remove metal ions and generates oxidizing particles to kill microorganisms in the circulating water system. This equipment is also effective in scale and algae removal and prevention.

•	Water Softener. Our water softener can be connected to the water supply to remove calcium and magnesium ions in the water by replacing them with sodium ions, which do not precipitate. Our water softener can automatically regenerate ion-exchange resin, a key material used for replacement of metal ions. Applications include softening hard water in hot-water or low-pressure boilers, heat exchangers, refrigerators and air-conditioning systems.

•	Cyclone Filter. Our cyclone filter can separate and eliminate tiny solids such as grits, scale-up, dirt or lime from circulating or non-circulating water systems. This product can be used at any temperature and can be easily cleaned and automation can be done easily.

Water purification equipment

We currently produce 33 products, many of which use ultraviolet, ozone, membrane-based and electrodeionization, or EDI, technologies, in the process of treating and purifying water for various applications. By employing both reverse osmosis and EDI technology, our products are highly effective in desalinating water and can produce water with high resistance to electric current, or highly purified water. These products do not use any chemical agents and, as a result, do not produce unwanted by-products that may be created in other types of desalination processes. Products in this category are used in industries that require highly purified water, such as pharmaceuticals, chemicals, food and beverages, food processing and electronics. Some of the products, such as the central water purifier, ozone generator and ultraviolet water purifier, are used to produce drinking water for residential communities and commercial businesses such as hotels. As noted in the “— Wastewater Treatment Equipment” section below, our ozone generator and ultraviolet water purifiers are also used to disinfect water as part of the treatment process for municipal sewage and industrial and agricultural wastewater. Compared with other similar water purification products, the most significant advantage of our water purification equipment is the comprehensive integrated solution offered. We offer industrial water purification equipment that integrate design, manufacture and service functions for the numerous processes ranging from pretreatment, intermediate treatment (such as micro-filtration and ultra-filtration and mixed bed), deionized treatment (such as nano-filtration and reverse osmosis treatment) to advanced water purification treatment (such as EDI) and adjustments of water quality parameters.

The chart below shows the basic process for industrial or commercial water purification. The white boxes represent each stage in the water purification process, and the shaded boxes represent equipment that is used in a specific stage.

Water Purification Process:

*	Indicates equipment we produce.

The water purification process, especially in an industrial context, generally involves pre-treatment (filtering and softening of the water), reverse osmosis, disinfection and EDI. Our products in the water purification category address each step of this process and can be integrated to provide an integrated water purification system for our end-user customers. In the first step of water purification, conventional filtration equipment, such as sand or carbon filters, pre-treats water to remove hardness and chlorine. Doing so protects the reverse osmosis membranes, which are susceptible to damage due to large amounts of iron, chlorine or other types of impurities typically found in untreated water. During this step, water may be processed further by using a water softener to remove hardness. Water is deemed “hard” when it contains a significant amount of calcium and magnesium. As such metals precipitate, hard water will scale on the interior walls of pipes, boilers, heat exchangers, water tanks or other water reserve facilities, thereby reducing the life-span of the equipment.

The second step is reverse osmosis, a non-chemical separation process utilizing pressure to force water through filter membranes that restrict the passage of impurities to produce purified water on the other side. The third step, EDI, is a continuous process that applies electric power to dissolve water molecules into hydrogen ions and hydroxyl ions. This process enables continuous regeneration of ion-exchange resin, which is used to remove impure ions to further purify the water. Depending on the quality of the source water and the required purity level of the processed water, some of our end-user customers choose to disinfect water between the reverse osmosis and the EDI steps. Our ultraviolet water purifier and ozone generator are used in this intermediate step.

The following describes our core products and the key features and competitive benefits of our water purification equipment:

•	Central Water Purifier. Our central water purifier uses filtration, ultraviolet disinfection and separation through reverse osmosis to remove impurities and microorganisms from raw water. Our central water purifier can monitor water quality, record data and alert users based on set parameters.

•	Industrial Pure Water Equipment. Our industrial pure water equipment integrates a number of processes and technologies, including pre-treatment, softening, membrane-based separation, disinfection and EDI treatment into one equipment. Water processed with our industrial pure water equipment meets or exceeds the requirements mandated by the Ministry of Machinery Industry of PRC in 1995. Our industrial pure water equipment is a sophisticated product that includes many automated control features. It also has low maintenance expenses and is an eco-friendly product.

•	Ultraviolet Water Purifier. Our ultraviolet water purifier is effective in disinfecting both drinking water and wastewater. Ultraviolet light alters the DNA of pathogens, killing them or making it impossible for them to reproduce. Our ultraviolet water purifier uses ultraviolet rays to quickly disinfect contaminated water and improve its quality up to or beyond the applicable hygienic criteria. It is also suitable for small-scale water supply systems that use water from rivers, lakes, ponds and wells, especially when elevated water tanks and water storage tanks are used.

•	Ozone Generator. Our ozone generator produces large amounts of ozone to disinfect water by destroying microorganisms in water through oxidization. In addition, the ozone generated by our products can be used for industrial purposes as an oxidant or a catalyst. Our ozone generator is compact in design and can produce a high degree of ozone concentration: 20 mg/L — 150 mg/L when an oxygen source is used and 12 mg/L — 50 mg/L when an air source is used.

•	Super Clean Water Tank. Similar to the tank water treatment apparatus, our super clean water tank integrates filtration, ultraviolet sterilization, electromagnetic activation and water storage to eliminate heavy metals and harmful organic materials from tap water through filtration and absorption by high-quality filtration materials. Through combination of various water processing techniques, our super-clean water tank can store sterile super clean water, keep water in good quality, and eliminate secondary pollution that may arise in connection with the use of a traditional water tank or pool.

•	Tank Water Treatment Apparatus. Our tank water treatment apparatus integrates filtration, ultraviolet sterilization and electromagnetic activation to effectively remove heavy metals and harmful organic materials from tap water. By enhancing the activation of water molecules through high-frequency electromagnetism, it also makes the water easier to be absorbed by the human body. Through the combination of different processing techniques, this product can eliminate secondary pollution in water tanks or pools. Our tank water treatment apparatus also improves water quality, reduces turbidity and color of the water and improves the taste of water using the absorption effect of active carbon.

Wastewater treatment equipment

We currently produce 19 products used in the process of treating wastewater, including municipal sewage and industrial and agricultural wastewater. Industries such as petroleum, paper, pharmaceuticals and food and beverage also use our wastewater treatment equipment to separate solids from liquid in their manufacturing processes. Our belt-type thickener-filter press mono-block equipment is used to compress and dehydrate sludge in the wastewater treatment process for easy transportability. Compared with other similar water treatment products, we believe that the most significant advantage of our equipment is the integrated sludge concentration system designed to minimize space occupancy and lower energy consumption. We also produce aeration equipment designed to introduce an optimal level of oxygen to kill harmful microorganisms and to increase the growth of certain microorganisms that consume organic contaminants remaining in the wastewater. This equipment facilitates microorganisms’ digestion of organic contaminants in the water. To extend the lifespan of our aeration equipment, we cover or attach our proprietary rubber coating to our aeration pipes.

The chart below shows the basic process for wastewater treatment. The white boxes represent each stage in the wastewater treatment process, and the shaded boxes represent equipment that is used in a specific stage.

Wastewater Treatment Process:

*	Indicates equipment we produce.

In wastewater treatment, wastewater is processed in multiple stages before the resulting clear liquid is reintroduced to a body of water or is otherwise reused. The goal of wastewater treatment is to reduce or remove organic matter, solids, disease-causing organisms and other pollutants. After wastewater is moved to adjusting tanks, large solid objects are screened and removed by grit equipment. Wastewater is then treated to physically separate solids and sludge from the liquid, allowing solid particles to settle to the bottom and greases to float to the top at the primary sedimentation tank. After that, water is transmitted to biochemical pools where aerators are used to introduce an optimal level of oxygen to kill harmful microorganisms or to increase the growth of certain microorganisms that consume organic contaminants remaining in the wastewater. Separation of smaller solids from wastewater is conducted at the secondary sedimentation stage. Afterwards, the resulting clear liquid is disinfected to kill harmful microorganisms before being reintroduced to a body of water or is otherwise reused. With proper treatment, solids and sludge collected in the treatment process can be recycled into useful materials such as fertilizers, coal and methane. We are currently researching technology for recycling sludge into reusable materials.

The following describes our core products and the key features and competitive benefits of our wastewater treatment equipment:

•	Belt-Type Thickener-Filter Press Mono-Block Machine. After the aeration process, several of our products are used to separate the remaining solids from the wastewater. Our belt-type thickener-filter press mono-block machine uses gravity and compression to thicken and dehydrate sludge, creating a dry cake of separated solids and water ready for disinfection. We have developed this machine to minimize noise, odor and vibration and have also incorporated energy saving features to minimize operational costs.

•	Microporous Aerator. Aeration is a water treatment process that introduces an optimal level of oxygen to kill harmful microorganisms or to increase the growth of certain microorganisms that consume organic contaminants remaining in the wastewater. This product uses numerous dense micro-pores to introduce large amounts of oxygen into the wastewater.

•	Sludge Screw. Our sludge screw separates particles as small as 0.005 to 2 millimeters in diameter from the wastewater. This machine uses a fast-rotating helix that generates a strong centrifugal force to separate solid particles from the wastewater. It also produces a dry cake of separated solids and water ready for disinfection. We have developed this machine to minimize noise, odor and vibration and have also incorporated energy saving features to minimize operational costs.

•	Ultraviolet Shelving Disinfection System. Our ultraviolet shelving disinfection system purifies and disinfects wastewater. By using ultraviolet lamps with high efficiency, high intensity and long lifespan, this system generates C waveband (wavelength in T254nm) ultraviolet rays to effectively kill bacteria, pathogens and viruses in wastewater.

•	Online Testing Equipment. Our online testing equipment monitors water quality. It is an integrated online automatic monitoring system that employs modern remote sensing technology and special analyzing software. It can continuously monitor water quality on a real-time and remote basis, improving the efficiency of the transmission and analysis of water quality data. It can also quickly obtain the status of the water quality of key water bodies in major drainage areas. Our online testing equipment can be widely used in industrial sewage discharge monitor stations, automatic water monitor stations and wastewater plants.

•	Grit Separator. Our grit separator is used in a waste water treatment plant to separate grits from the mixture exhausted from a grit chamber. The grits are fully dehydrated and then unloaded to barrels through an outlet while the water, after being separated from grits, is drained into an inlet water channel. With a non-axle spiral and without bearings in the water, our grit separator is easy to install and maintain.

•	Water Decanter. Our water decanter is made of corrosion proof stainless steel and is used to remove clear water from wastewater storage tanks.

Manufacturing and Assembly

Our manufacturing and assembly operations involve the coordination of raw materials and components, some of which are sourced from third parties, internal production processes and external distribution processes. We manufacture, assemble and test our products at our manufacturing facility in the Langfang Economic & Technical Development Zone located approximately 40 kilometers outside of Beijing, China. We employ common manufacturing and assembly practices for our production lines, thus allowing us to leverage our current facility to expand our range of product offerings. Our manufacturing facility includes machining, welding and plastic and rubber workshops, a general-purpose assembly line and an equipment assembly line, as well as a specialized assembly line for producing specific electrical components. We are seeking to build new manufacturing facilities and production lines for new water treatment products. We also plan to improve and upgrade our existing manufacturing facilities and production lines related to the following products: ozone generators, sludge screws, circulating water treatment equipment, water purification equipment and belt-type thickener-filter press mono-block machines.

As part of our overall strategy to lower production costs, we intend to produce more of our components for our products in-house to increase operational efficiencies. In addition, we plan to standardize certain components of our products within and across product lines to enable us to lower raw material and component costs and create a more efficient workflow. We apply an enterprise resource planning system to manage our manufacturing process. Specifically, we integrate all of our data and processes into a unified system and use a centralized database to store information on various system modules.

Distribution and Marketing

Distribution Network

We sell our products almost exclusively through distributors. Our nationwide distribution and sales network in China consisted of over 80 distributors and over 85 internal sales and marketing personnel. A distributor may distribute one or more of our products in one or more of our three product categories. Of these distributors, 57 distribute our circulating water treatment products, 46 distribute our water purification products and 35 distribute our wastewater treatment products. We generally have a diverse group of end-user customers throughout China for our three product categories, and our sales are not concentrated in one or a few major distributors. We believe our end-user customer and distributor diversity reduces our exposure to potential market risks. No single distributor accounted for more than 2.4%, 2.8%, 2.2% or 2.3% of our sales for 2006, 2007, 2008 and the nine months ended September 30, 2009, respectively. Our top five distributors accounted for approximately 13.0% of our sales for 2006, 2007 and 2008, and approximately 10.8% of our sales for the nine months ended September 30, 2009.

We believe that we have established a relatively mature and stable distribution network. Approximately 80% of our distributors have been working with us for over three years, approximately 70% have been working with us for over six years and approximately 20% have been working with us for over ten years. Our distribution network provides us with established access to end-user customers throughout China, enables us to be responsive to local market demand, allows us to effectively diversify our end-user customer base and enhances our ability to further penetrate the market within a short period of time. Our distributors are employed and compensated on a competitive basis based on sales performance. We enter into annual agency agreements with distributors specifying the terms of sales targets for that given year. At the beginning of each year, we hold conferences for our distributors for each of our product lines, during which new products and sales policies are often released. We also conduct monthly market analysis meetings to collect market information, analyze the market environment and solve existing marketing issues. We actively manage our distribution network. In order to maximize our penetration of target markets and our sales opportunities, we regularly evaluate the performance of our distributors and terminate distributors that fail to meet their sales targets at the end of their agreement term. For distributors who meet or exceed their sales targets, we provide incentives in the form of better product pricing and extended credit terms.

As indicated in the map above, our distributors are widely dispersed throughout each major region in China. As of September 30, 2009, we had 13 distributors in northeast China, 20 distributors in north China, seven distributors in northwest China, seven distributors in southwest China, 15 distributors in mid-south China, five distributors in south China and 15 distributors in east China. The expansive reach of our distribution and sales network allows our end-user customers, no matter where they are located in China, easy access to our products and services. If there is substantial economic activity relating to water treatment in any given province, we divide that province into several regions. Each year, we designate a select number of distributors in each region to promote our products. Our sales personnel often operate from the offices of our distributors and provide distributors on-site support.

Our distributors have the right to sell our products in one or more of our three product categories in a defined territory. We ensure that our distributors do not compete with each other in a defined territory by either assigning them different product categories or different end-user customer base for the same product category. We select distributors based on their prior sales performance. We also make selections based on factors such as sales experience, knowledge of water treatment equipment, contacts in the water treatment industry, reputation and market coverage.

Marketing

We support our distributors’ sales efforts through a coordinated marketing effort. We promote our products by participating in biennial government-sponsored environmental protection equipment conferences and annual food and power industry conferences. In the third quarter of 2009, we engaged China Central Television, or CCTV, to develop a television advertising campaign to further increase brand awareness and further drive sales growth. As of September 30, 2009, we had RMB30.4 million ($4.5 million) in advertising commitments to CCTV that will be paid on a monthly installment basis from October 2009 to August 2010. We will be investing a total of over $6.5 million in this campaign through the third quarter of 2010. We also advertise our products in industry journals, post our product information on various e-commerce websites and distribute brochures and sales manuals to potential end-user customers. In addition, we promote our products at monthly symposiums held in engineering design institutes and at training sessions held for local branch chiefs of the Chinese environmental protection agency. We continue to foster our relationships with relevant industry associations (e.g., those for steel and iron, pharmaceuticals and power generation) and potential large end-user customers (e.g., oil fields and wastewater treatment plants) to ensure our products can easily accommodate the needs of these customers. We provide training to sales representatives who promote our products on behalf of our distributors and rotate them annually to avoid entrenchment of sales personnel with a specific distributor.

We channel most of our sales with end-user customers through our distribution network, and we acquire many of our sales contracts through competitive bidding processes for construction projects, in which our distributors often submit bids on our behalf. Engineering design institutes are another sales channel for us. Our distributors promote our products with mid-sized engineering design institutes while we direct our selling efforts to the larger institutes. We also hold promotional conferences for our products at certain design institutes on a monthly basis. Institutes often recommend our products for use in construction projects and cross-market our products to their own customers. When we develop new products, these institutes may install sample products for our key end-user customers before the products are introduced on a commercial scale to other customers.

Suppliers and Raw Materials

The key raw materials and components used in the manufacturing of our products are steel, rubber, resin and plastics, standardized mechanical parts and electric machinery. We purchase a small percentage of electronic components from suppliers who import these components. Our other raw materials and components are purchased from Chinese subsidiaries of foreign suppliers or local suppliers, each of whom manufacture these components in China. We produce all other components internally. The use of local suppliers in close proximity to our facility enables us to closely supervise them, provide technical training relating to our product requirements and suggest technical improvements and innovations. Although we outsource the production of certain non-critical components to third-party contractors in China, we produce key components for most of our products, including those with patented applications, at our manufacturing facility. Producing key components at our manufacturing facility allows us to ensure product quality, protect our proprietary rights, reduce unnecessary costs and enhance the market competitiveness of our products.

We obtain raw materials and components from suppliers through non-exclusive purchase orders and supply contracts. The purchase order or contract specifies the price for the raw material or component and design-related specifications, if any. Although we allow for adjustments in the price for certain raw materials, such as steel, under extraordinary circumstances, the prices for our materials are generally fixed for the effective term of the purchase agreement. Our contracts with our suppliers are generally renewable on an annual basis. We typically negotiate with our suppliers to renew supply contracts at the beginning of each year, taking into account the quality and consistency of the materials and services provided. We maintain multiple supply sources for each of our key raw materials so as to minimize any potential disruption of our operations and maintain sourcing stability. For 2006, 2007, 2008 and the nine months ended September 30, 2009, purchases from our largest supplier accounted for 27.0%, 21.5%, 18.8% and 19.6%, respectively, of our total purchases of raw materials and components. For the same periods, our ten largest suppliers combined accounted for 70.3%, 69.5%, 77.6% and 78.0%, respectively, of our total purchases of raw materials and components. As of September 30, 2009, our top three suppliers accounted for 19.6%, 15.6% and 12.4% of our total purchases.

Quality Control

We have implemented a rigid quality control system and devote significant attention to quality control procedures at every stage of our manufacturing process. We monitor our manufacturing process closely and conduct performance and reliability testing to ensure our products meet our end-user customer expectations. In addition, we seek regular feedback from our end-user customers on the quality of our products. Our quality control group as of September 30, 2009 included eight employees that implement various management systems to improve product quality and standardization programs, 20 employees that administer quality-related solutions in the manufacturing process and 38 employees that inspect our raw materials and finished products prior to shipping. Our quality control process includes:

•	Inspection of Raw Materials and Components. We inspect by random sampling our raw materials and components, including those purchased from or designed by third parties, to ensure compliance with quality standards. We also evaluate the quality and delivery performance of each supplier periodically and adjust quantity allocations accordingly.

•	In-Process Quality Control. We monitor every stage of our manufacturing process to verify conformity with specific quality control requirements. We compile statistical data for analysis and inspect and conduct performance testing to ensure compliance with quality standards.

•	Outgoing Quality Control. We inspect each shipment of finished products prior to delivery. Products that do not meet our quality standards will be re-worked and subjected again to the same inspection and performance testing process.

We passed the ISO 9001 Quality Assurance System Standards in 1996 and the ISO 14001 Environmental Management System Standards in 1999 and will continue to maintain registration under these standards.

Our Customer Support and Services

During the warranty period, we provide installation, training, technical support, warranty, maintenance and repair services to our end-user customers. Although these after-sale services to our end-user customers are not provided for under the terms of the sales contracts, we provide these services to maintain good relationships with them. Our distributors often handle simple maintenance and repair matters for end-user customers, while our technical service personnel provide customer service for more complex repairs or training. Our products have warranty periods of either six months or one year, which we believe are typical for water treatment products. Services that we provide during the warranty period include training, telephone support, replacement of components and on-site maintenance and repair. At the end of the warranty period, maintenance and repair services are provided to end-user customers by our distributors for a fee charged by and paid to our distributors. For all of our services to our end-user customers, our technical service staff attempts to quickly identify whether an issue can be resolved over the telephone or if it will require a visit to our end-user customer’s premises. Solutions to simple problems can be delivered over the telephone. Otherwise, we will, typically within 24 hours thereafter, either mail replacement components to our end-user customer or provide on-site operating guidance, training and repair.

During the warranty period, we provide comprehensive after-sales repair and maintenance services to our end-user customers not only to satisfy the needs of these customers but also to obtain systematic feedback on the performance of our products. We periodically review distributor and end-user customer calls to ensure that issues raised are resolved to their satisfaction. Our service staff solicits customer satisfaction on a monthly basis through telephone interviews or on-site visits. Our service staff compiles data on services provided, analyzes feedback solicited from end-user customers and suggests corresponding measures for improvement by working with our relevant production groups.

Research and Development

As of December 31, 2009, we had 148 members in our research and development group. Our research and development activities are based in our research and development center located in the Langfang Economic & Technical Development Zone near Beijing, China. In addition, we have established a post-doctorate, Chinese government approved research center that focuses on the development of water treatment technology. Our research and development center is comprised of water, chemical, bio-analysis, pollution control, segregation, membrane and electrical control laboratories. Through this center, we are cooperating with leading universities and institutes, such as the Research Center for Eco-Environmental Sciences of the Chinese Academy of Sciences, or the Center for Environmental Sciences, and the Chemistry Department of Tsinghua University, or Tsinghua University, in water treatment related research activities.

In March 2005, we entered into a cooperative agreement with the Center for Environmental Sciences to recruit post-doctoral researchers in the field of water treatment technology development. In connection with this agreement, we have established a post-doctorate research center, providing funding to post-doctoral researchers working on research projects proposed by us. We pay the Center for Environmental Sciences management fees for these post-doctoral researchers who stay at our center for two years. We own all rights, title and interest in any proprietary information resulting from the post-doctoral researchers’ work at our center. The Center for Environmental Sciences may, upon our consent, publish dissertations or academic articles relating to this proprietary information.

In March 2005, we also entered into a cooperative agreement with Tsinghua University to cooperate in the development of photocatalysis and drinking water purification technologies. Under the terms of this agreement, we have provided Tsinghua University with research funding of RMB100,000. Tsinghua University has the right, title and interest in the proprietary information and the Company has the right to use any proprietary information in connection with this agreement. Tsinghua University may not transfer any proprietary information under the agreement without our consent.

We believe we have a strong and balanced research and development team and are not dependent on a small number of key researchers. Of the 148 members that comprise our research and development group, 83 have a bachelor’s degree, 58 have a master’s degree and 7 have a doctorate degree. Approximately 14.9% of our research and development group have been with us for over ten years.

Drawing upon the talents of our research and development group and elsewhere, our research and development activities have led to eight patent grants in China covering a wide range of water treatment devices, including devices for multi-function water tank, water purification, centralized water treatment device, and chemical-oxygen-demand online monitoring.

In addition to improving our existing product offerings, our research and development efforts will focus on establishing a research and development center for water environment and equipment, which will be responsible for studying and researching the characteristics of the water environment and the theories of water treatment systems for different water qualities, and the development of new production methodologies to improve our manufacturing processes. We follow advanced project selection procedures prior to the development of new products, including the use of detailed market and technological analyses. All new products are subject to rigorous testing prior to production and sample products are often delivered to end-user customers for their trial use. We begin manufacturing new products only after the sample product from a trial production passes internal inspection and achieves customer satisfaction. This integrated approach allows us to identify potential difficulties in commercializing our product and make adjustments as necessary to develop cost-efficient manufacturing processes prior to mass production. We recognize the importance of customer satisfaction for our newly-developed products and continue to seek feedback from our end-user customers even after the formal launch of a product.

Intellectual Property

We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business. We rely on trademark and copyright laws, trade secret protection, non-competition and confidentiality and/or licensing agreements with our executive officers, clients, contractors, research and development personnel and others to protect our intellectual property rights. Except with respect to the trademarks described in the following paragraph, we do not possess any licenses to use third-party intellectual property rights nor do we license to third-parties any intellectual property rights we own.

Prior to the trademark transfer described below, through one of our subsidiaries, Duoyuan Beijing, we have 21 trademarks registered with the Chinese Trademark Office and five applications pending for Chinese trademark registration. On December 1, 2007, we entered into four separate agreements to transfer and assign all of our rights, title and interest in our trademarks to Duoyuan Investments Limited, our majority shareholder, without monetary consideration. We entered into these transfer agreements with our then sole shareholder to reflect and affirm the original intent and understanding of the parties that not just we, but any affiliate and subsidiary of Duoyuan Investments Limited, would have the right to use these trademarks. These trademarks were transferred to allow Duoyuan Investments Limited, as the sole owner and holder of the trademarks, to have the right to license these trademarks to its affiliates and subsidiaries. We received final regulatory approval for the transfer of these trademarks on July 21, 2008 and August 21, 2008. On September 17, 2008 and May 27, 2009, Duoyuan Investments Limited granted us an exclusive, royalty-free perpetual license to use these trademarks for our business. Such license would terminate upon certain events, including a change in control.

Through Duoyuan Beijing, we have eight patents registered with the Chinese Patent Office, two of which will expire on September 2010, one of which will expire on October 2010, three of which will expire on October 2017, one of which will expire on October 2020, and one of which will expire on August 2023. Of the eight patents, two are for inventions, five are for utility models and one is for design. In addition, we have three applications pending for Chinese patent registration. We currently have a number of consultants that work for us on various technological issues. Each of these consultants are contractually obligated to assign to us all intellectual property rights produced by such consultants during the consulting period.

The protection afforded by our intellectual property may be inadequate. It may be possible for third parties to obtain and use, without our consent, intellectual property that we own or are licensed to use. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. See “Risk Factors — Risks Related to Our Business — Our failure to adequately protect, or uncertainty regarding the validity, enforceability or scope of, our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”

We may also be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. In May 2005, we implemented and continue to follow a procedure under which our product development teams are required to conduct a patent clearance search of Chinese patents for each product at the beginning of the product development process. Typically, our research and development engineers conduct this search with guidance and oversight from our in-house patent team. The product development project is approved only if the result of the patent search is that the proposed product would not infringe on any third party intellectual property uncovered in the search. We believe that our risk of infringing third party intellectual properties can be effectively reduced by our adherence to these procedures. To date, we have not been sued on the basis of, nor have we received any notification from third parties that allege infringement of their intellectual property rights. However, due to the complex nature of water treatment technology patents and the uncertainty of construing the scope of these patents, as well as the limitations inherent in our patent searches, the risk of infringing on third party intellectual properties cannot be eliminated. See “Risk Factors — Risks Related to Our Business — We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely against us, could disrupt our business and subject us to significant liability to third parties.”

Competition

We operate in a highly competitive industry characterized by rapid technological development and evolving industry standards. We compete primarily on the basis of customer recognition and industry reputation, established nationwide distribution network, research and development strength, comprehensive product offerings, and a competitive cost structure. We believe we can continue to compete successfully with international competitors because of our competitive cost structure and with local competitors because of our superior technology. Our established nationwide distribution and customer service network and knowledge of local markets provide us with an advantage over international competitors who typically appoint only one distributor in the Chinese market who is responsible for selling and servicing their products. In addition, we provide a more comprehensive set of products than most of our international or local competitors. In order to maintain and enhance our competitive advantage, we must continue to focus on competitive pricing and technological innovation by being at the forefront of market trends and improving our proprietary manufacturing processes.

We compete with both major international conglomerates and local companies in each of our product categories as follows:

•	Circulating Water Treatment Equipment. Our electronic water conditioner competes primarily with products from three other local companies: Zhejiang De’an New Technology Development Co. Ltd. (China), Jiangyin Jialong Environment Technology Co. Ltd. (China) and Beijing Kejingyuan Huanyu Technology Development Co. Ltd. (China). Our automatic filter competes primarily with products from Claude Laval Co. (USA), FILTOMAT Ltd. (Israel) and Shijiazhuang Yuquan Environmental Protection Equipment Co. Ltd. (China).

•	Water Purification Equipment. Our ozone generator competes primarily with products from Ozonia Ltd. (Switzerland), WEDECO AG (Germany) and Shanghai Environmental Protection Equipment Factory (China). Our industry pure water equipment with EDI functions compete primarily with products from GE Water & Process Technologies, CANPURE Corporation (Canada) and Zhejiang Omex Environmental Engineering Ltd. (a subsidiary of Dow Chemical).

•	Wastewater Treatment Equipment. Our microporous aerator competes primarily with products from REHAU (Germany), ITT (Sweden) and Zhejiang Yuhuan Jieda Water Supply & Disposal Equipment Co. Ltd. (China). Our belt-type thickener-filter press mono-block machine competes primarily with products from Wuxi Tongyong Machinery Co. Ltd. (China), DWT Project Co. Ltd. (Finland) and Passavant-Roediger GmbH (Germany).

Although we believe that our competitive strengths provide us with advantages over many of our competitors, some of our international competitors have stronger brand names, greater access to capital, longer operating histories, longer or more established relationships with their customers, stronger research and development capabilities and greater marketing and other resources than we do; and some of our domestic competitors have stronger customer bases, better access to government authorities and stronger industry-based background than us. If we fail to maintain or improve our market position or fail to respond successfully to changes in the competitive landscape, our business, financial condition and results of operations may suffer.

Properties

Under Chinese law, all of the land in China is either state-owned or collectively-owned, depending on its location and the specific laws governing such land. Collectively-owned land is owned by rural collectives and generally cannot be used for non-agricultural purposes unless approved by the Chinese government. Collectively-owned land cannot be transferred, leased or mortgaged to non-collectives without first being converted into state-owned land. Individuals and entities may acquire rights to use state-owned land, or land-use-rights, for commercial, industrial or residential purposes by means of mutual agreement, tender, auction or listing for sale from local land authorities or an existing holder of a land-use-right. Land-use-rights granted for commercial, industrial and residential purposes may be granted for a period of up to 40, 50 or 70 years, respectively. This period may be renewed at the expiration of the initial and any subsequent terms, subject to compliance with relevant laws and regulations. Land-use-rights are transferable and may be used as security for borrowings and other obligations.

We are headquartered at No. 3 Jinyuan Road in the Daxing Industrial Development Area located in Beijing, China. Prior to the sale transaction described below, our subsidiary, Duoyuan Beijing, owned approximately 15,400 square meters of building area and the right to use the underlying land area of approximately 7,230 square meters for 50 years commencing in October 1998. In August 2007, Duoyuan Beijing entered into a sale agreement to sell its office premises in Beijing to Duoyuan Information Terminal Manufacture (Langfang) Co., Ltd., or Langfang Terminal. Since the execution of this transfer of properties in June 2008, Duoyuan Beijing has leased back approximately 3,080 square meters of the same Beijing office space from Langfang Terminal.

Duoyuan Langfang owns a manufacturing facility in the Langfang Economic & Technical Development Zone near Beijing, China with a building area of approximately 6,960 square meters and the right to use the underlying land area of approximately 16,660 square meters for 50 years commencing in November 2001. In

December 2006, our subsidiary Duoyuan Langfang acquired a second manufacturing facility in the Langfang Economic & Technical Development Zone with a building area of approximately 13,930 square meters and the right to use the underlying land area of approximately 33,330 square meters for 50 years. Final registration of this acquisition was completed in June 2008. See “Related Party Transactions — Real Property Related Transactions” for more information on these transactions. As of September 30, 2009, our notes, which total RMB 20.0 million ($2.9 million), are secured by our property located in Langfang.

Although we believe our existing facilities are adequate for our current operational needs, we plan to expand our manufacturing capacity in the future. We currently plan to use a portion of our net proceeds from this offering to build new manufacturing facilities and production lines for new water treatment products. We also plan to improve and upgrade our existing manufacturing facilities and production lines to meet increasing demands for ozone generators, sludge screws, circulating water treatment equipment, water purification equipment and belt-type thickener-filter press mono-block machines.

Insurance

We maintain property insurance for some of our premises located in Langfang. We do not have any business liability, interruption or litigation insurance coverage for our operations in China. Insurance companies in China offer limited business insurance products. While business interruption insurance is available to a limited extent in China, we have determined that the risks of interruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Therefore, we are subject to business and product liability exposure. Business or product liability claims or potential regulatory actions could materially and adversely affect our business and financial condition. See “Risk Factors — Risks Relating to Our Business — Our insurance coverage may be inadequate to protect us against losses.”

Employees

We had 796, 756, 927 and 1,168 employees as of December 31, 2006, 2007, 2008 and 2009, respectively. The table below sets forth the aggregate number of employees in our two Chinese subsidiaries categorized by function and the percentage of each category of our total employees as of December 31, 2009.

Functions	Employees	Percentage

Management	41	3.5%
Sales and Marketing	166	14.2
Production	813	69.6
Research and Development	148	12.7

Total number of employees	1,168	100.0%

We believe our relationship with our employees is good, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreement.

We focus on training and developing managerial talent within our organization rather than recruiting from outside of our company. We have a moderate employee turnover rate, and over a majority of our employees have been with us longer than five years. While we hire labor-intensive workers locally in Langfang, we hire many recent college graduates at our headquarters in Beijing. These employees are transferred to our manufacturing and research and development facility in Langfang after acquiring familiarity with us and our operations.

We give performance-based bonuses to our employees. The bonuses for sales representatives are based on the sales performance of their assigned region, and the bonuses for manufacturing employees are based on the number of hours worked. We review profits attributable to a given manufacturing division or sales department in determining bonuses for their respective supervisors. We have granted 1,052,631 ordinary shares to certain employees under our 2008 Omnibus Incentive Plan. For a description of our share option plan, see “Management — 2008 Omnibus Incentive Plan.”

As required by Chinese regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, medical and unemployment benefit plans. We are required under Chinese law to make contributions to these employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount expensed under our employee benefit plans in 2008 was RMB6.3 million ($0.9 million) for Duoyuan Beijing and RMB6.8 million ($1.0 million) for Duoyuan Langfang. The total amount expensed under our employee benefit plans for the nine months ended September 30, 2009 was RMB5.2 million ($0.8 million) for Duoyuan Beijing and RMB6.2 million ($0.9 million) for Duoyuan Langfang. Currently, we have made all mandatory employee benefit contributions for our employees.

Legal Proceedings

There are no material legal proceedings, regulatory inquiries or investigations pending or threatened against us.

REGULATIONS

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China. Certain of these regulations and requirements, such as those relating to tax, foreign currency exchange, dividend distribution, regulation of foreign exchange in certain onshore and offshore transactions and regulations of overseas listings, may affect our shareholders’ right to receive dividends and other distributions from us.

Environmental Regulations

On December 26, 1989, the Standing Committee of the National People’s Congress issued the Environment Protection Law, setting forth the legal framework for environment protection in China. The Environmental Protection Law requires the Ministry of Environmental Protection, or MEP, to implement uniform supervision and administration of environmental protection work nationwide and establishes national waste discharge standards. Local environmental protection bureaus are responsible for environmental protection in their jurisdictions and may set stricter local standards which are required to be registered at the MEP. Companies are required to comply with the stricter of the two standards. Enterprises producing environmental contamination and other public hazards must incorporate environmental protection work into their planning and establish environmental protection systems. Those enterprises must also adopt effective measures to prevent contamination and hazards to the environment, such as waste gas, water, deposits, dusts, pungent gases and radioactive matters as well as noise, vibration and magnetic radiation. Enterprises discharging contaminated wastes in excess of the discharge standards prescribed by MEP must pay non-standard discharge fees in accordance with state regulations and be responsible for the relevant cure.

The Prevention and Control Water Pollution Law in China was issued by the Standing Committee of the National People’s Congress on May 15, 1996, as amended on February 28, 2008. The Implementing Rule of the Prevention and Control of Water Pollution Law was issued by the State Council and became effective on March 20, 2000. These laws provide the legal scope for the prevention of contamination to ground and underground waters of rivers, lakes, canals, channels and reservoirs in China. The environmental protection departments of all levels of the Chinese government implement uniform supervision and administration over the prevention and cure of water contamination. The MEP sets forth the national quality standards for water environment and the state discharge standards for contaminated wastes. All new, renovated or rebuilt construction projects discharging contaminated wastes directly or indirectly into water must conform to Chinese regulations relating to the relevant environmental protection administration of construction projects. Enterprises discharging contaminated wastes directly or indirectly into water must report and register their contaminated wastes discharge facilities and processing facilities and the types, amounts and concentrations of contaminated wastes discharged under normal operating conditions and provide technical information regarding the prevention and cure of water contamination to the local environmental protection departments.

Government authorities may impose different penalties against persons or enterprises in violation of the environmental protection related laws and regulations depending on the specific circumstances. Such penalties include warnings, fines, decisions to impose deadlines for a cure, orders to stop operation, orders to re-install contamination prevention and cure facilities which have been removed or left unused, imposition of administrative actions against relevant responsible persons or orders to close down those enterprises or authorities. Where the violation committed is serious, persons in violation may be required to pay damages to victims. Persons directly responsible may be subject to criminal liability.

Our manufacturing processes may generate noise, water waste, gaseous waste and other industrial waste. We are subject to a variety of Chinese national and local environmental laws and regulations related to our operations, including regulations governing the storage, discharge and disposal of hazardous substances in the ordinary course of our manufacturing processes. The major environmental regulations applicable to us include the Environmental Protection Law, the Prevention and Control of Water Pollution Law and related Implementation Rules, the Prevention and Control of Air Pollution Law and related Implementation Rules, the Prevention and Control of Solid Waste Pollution Law and the Prevention and Control of Noise Pollution Law. If any of our PRC subsidiaries discharge pollutants or hazardous substances in excess of the limit set by relevant environmental laws and regulations, we may be required to obtain a pollutant discharging permit from the relevant environmental protection authority.

Operating Permits

According to the Drinking Water Sanitation Supervision Administrative Measures issued by the Chinese Ministry of Construction and Ministry of Public Health in 1996, any entity that is to manufacture products related to the sanitation and safety of drinking water may proceed with production or sales only after obtaining public health permits from the governmental authority in charge of public health. In particular, any entity that seeks to produce water treatment equipment must pass both a preliminary examination by provincial-level public health authority and a second examination by the Chinese Ministry of Public Health, as evidenced by an approval from the Ministry of Public Health. Duoyuan Beijing obtained a health permit from the Chinese Ministry of Public Health for its Ultraviolet Water Purifier. We have updated Duoyuan Beijing’s health permit and listed Duoyuan Langfang as the actual manufacturing enterprise of the Ultraviolet Water Purifier.

Under PRC laws, a public health permit is required for products related to sanitation and safety of drinking water. For certain of our water purification treatment products, we have determined that a public health permit is not required either because a permit is not technically required because the water following related treatment is not meant for human drinking consumption or the related product is sold as part of an integrated solution and we possess the requisite public health permit for some key part of such integrated solution. If government officials do not agree with these determinations, we may be required to apply for a separate public health permit for some of our water purification treatment products or some part of our integrated water purification solution, to stop sales of the product pending receipt of the permit or subject to fines or penalties of no more than RMB30,000 for failure to possess the required permit.

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of water treatment equipment manufacturing businesses in China is the Foreign Investment Industrial Guidance Catalogue which was issued by the Ministry of Commerce and the National Development and Reform Commission and became effective on December 1, 2007. Under the regulation, our main business is in an industry that is currently encouraged or permitted to be invested by foreign investors. Foreign investment in water treatment equipment manufacturing business in China is allowed subject to approval from the Ministry of Commerce and/or the local counterpart authorized by the Ministry of Commerce in accordance with the business scale and total amount of investment. The establishment of our Chinese subsidiaries was approved by the competent counterparts of Ministry of Commerce and each of our subsidiaries has obtained their respective foreign-invested enterprise approval certificate. Our investment in our subsidiaries and the equity transfers of our Chinese subsidiaries were also approved by such government authority and the relevant approval certificate has been renewed and registered accordingly.

Regulation of Foreign Currency Exchange and Dividend Distribution

Foreign currency exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Control Regulations (1996), as amended. Under these regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of the Renminbi for capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, however, is still subject to the approval of the SAFE or its competent local branch.

The dividends paid by a subsidiary to its shareholder are deemed income of the shareholder and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant Chinese governmental authorities, or their competent local branches.

Dividend distribution

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001). Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Our Chinese subsidiaries, which are all foreign-invested enterprises, are restricted from distributing any dividends to us until they have met these requirements set out in the regulations.

According to the new EIT law and the implementation rules on the new EIT law, if a foreign legal person is not deemed to be a resident enterprise for Chinese tax purposes, dividends generated after January 1, 2008 and paid to this foreign enterprise from business operations in China will be subject to a 10% withholding tax, unless such foreign enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement.

Under the new EIT law and its implementation rules, if an enterprise incorporated outside China has its “de facto management bodies” located within China, such enterprise would be classified as a resident enterprise and thus would be subject to an enterprise income tax rate of 25% on all of its income on a worldwide basis, with the possible exclusion of dividends received directly from another Chinese tax resident.

SAFE regulations on overseas investment of Chinese residents and employee share options or stock holding plans

According to the SAFE Rules, Chinese residents, including both legal persons and natural persons, who reside in China, are required to register with the SAFE or its local branch before establishing or controlling any company outside China, referred to in the SAFE Rules as an “offshore special purpose company,” for the purpose of financing that offshore company with their ownership interests in the assets of or their interests in any Chinese enterprise. In addition, a Chinese resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with the injection of equity interests or assets of a Chinese enterprise in the offshore company or overseas fund raising by the offshore company, or any other material change in the capital of the offshore company, including any increase or decrease of capital, transfer or swap of share, merger, division, long-term equity or debt investment or creation of any security interest. The registration and filing procedures under SAFE Rules are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholder loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. The SAFE Rules retroactively required registration by March 31, 2006 of direct or indirect investments previously made by Chinese residents in offshore companies. If a Chinese shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the Chinese subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the Chinese subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under Chinese law for violation of the relevant rules relating to foreign exchange.

Our majority shareholder is Duoyuan Investments Limited, which is wholly owned by Wenhua Guo, our chairman and chief executive officer and a Chinese resident as defined in the SAFE Rules. Mr. Guo has registered with the relevant branch of SAFE, as currently required, in connection with his interests in us and our acquisitions of equity interests in our Chinese subsidiaries. Furthermore, as required by SAFE Rules, our

2008 Omnibus Incentive Plan has been filed with the SAFE or its authorized branch. Mr. Guo has updated his SAFE registration to reflect the completion of our initial public offering in June 2009, his interest in Duoyuan Investments Limited and filing the 2008 Omnibus Incentive Plan with the SAFE. We attempt to comply and attempt to ensure that each of our Chinese resident shareholders, who is subject to the SAFE Rules and other related rules, complies with the relevant requirements of the SAFE Rules. However, we cannot provide any assurances that our Chinese resident shareholders will fully comply with all applicable registrations or approvals required by the SAFE Rules. Moreover, because of uncertainty over how the SAFE Rules will be interpreted and implemented, and how or whether the SAFE Rules will apply to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective Chinese subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency denominated borrowings, may be subject to compliance with the SAFE Rules by Mr. Guo or our other Chinese resident shareholders. In addition, such Chinese residents may not always be able to complete the necessary registration procedures required by the SAFE Rules. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. The failure or inability by Mr. Guo or our other Chinese resident shareholders to comply with the SAFE Rules, if SAFE requires it, may subject them to fines or other sanctions and may also limit our ability to contribute additional capital into or provide loans to our Chinese subsidiaries (including using our net proceeds from this offering for these purposes), limit our Chinese subsidiaries’ ability to pay dividends to us, repay shareholder loans or otherwise distribute profits or proceeds from any reduction in capital, share transfer or liquidation to us, or otherwise adversely affect us. Failure by our Chinese resident shareholders to comply with SAFE filing requirements described above could result in liability to these shareholders or our Chinese subsidiaries under Chinese laws for evasion of applicable foreign exchange restrictions.

On December 25, 2006, the People’s Bank of China, or PBOC, issued the Administration Measures on Individual Foreign Exchange Control, and the corresponding Implementation Rules were issued by SAFE on January 5, 2007. Both of these regulations became effective on February 1, 2007. According to these regulations, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans in which PRC citizens’ participation require approval from the SAFE or its authorized branch. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Option Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of Chinese citizens who participate in employee stock holding plans and share option plans of offshore listed companies. According to the Stock Option Rule, if a Chinese citizen participates in any employee stock holding plans or share option plans of an offshore listed company, a Chinese domestic agent or the Chinese subsidiary of the offshore listed company is required to file, on behalf of the individual, an application with the SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or share option exercises. This restriction exists because a Chinese citizen may not directly use offshore funds to purchase stock or exercise share options. Concurrent with the filing of the required application with the SAFE, the Chinese domestic agent or the Chinese subsidiary must obtain approval from the SAFE to open a special foreign exchange account at a Chinese domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal profits upon sales of stock, any dividends issued on the stock and any other income or expenditures approved by the SAFE. The Chinese domestic agent or the Chinese subsidiary also is required to obtain approval from the SAFE to open an offshore special foreign exchange account at an offshore trust bank to hold offshore funds used in connection with any employee stock holding plans.

All proceeds obtained by a Chinese citizen from dividends acquired from the offshore listed company through employee stock holding plans or share option plans, or sales of the offshore listed company’s stock acquired through other methods, must be remitted back to China after relevant offshore expenses are deducted. The foreign exchange proceeds from these sales can be converted into Renminbi or transferred to the individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at a Chinese bank. If share options are exercised in a cashless exercise, the Chinese individuals exercising them are required to remit the proceeds to the special foreign exchange account. We are an offshore listed company and as a result, we and our Chinese employees who have been granted share options or shares under our 2008 Omnibus Incentive Plan are subject to the Stock Option Rule. We are in the process of filing with the SAFE and undertaking certain other procedures according to the Stock Option Rule.

If we or our Chinese employees fail to comply with the Stock Option Rule, we and/or our Chinese employees may face sanctions imposed by foreign exchange authority or any other Chinese government authorities.

Regulation of Merger and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six Chinese regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. Under the New M&A Rule, equity or assets merger and acquisition of Chinese enterprises by foreign investors will be subject to the approval from the Ministry of Commerce or its competent local branches. This regulation also includes provisions that purport to require special purpose companies formed for purposes of offshore listing of equity interests in Chinese companies to obtain the approval of the CSRC prior to the listing and trading of their securities on any offshore stock exchange. As defined in the New M&A Rule, a special purpose vehicle is an offshore company that is directly or indirectly established or controlled by Chinese entities or individuals for the purposes of an overseas listing.

On September 21, 2006, the CSRC published on its official website procedures regarding its approval of offshore listings by special purpose vehicles. The CSRC approval procedures require the filing of a number of documents with the CSRC and it would take several months to complete the approval process. The application of the New M&A Rule with respect to offshore listings of special purpose companies remains unclear with no consensus currently existing among leading Chinese law firms regarding the scope of the applicability of the CSRC approval requirement.

Our Chinese counsel, Commerce & Finance Law Offices has advised us that, based on the their understanding of current Chinese laws, regulations and rules, including the New M&A Rule and the CSRC procedures announced on September 21, 2006:

•	the CSRC currently has not issued any definitive rule or interpretation requiring offerings like this offering to be subject to this new procedure;

•	Considering that we established an overseas holding structure before September 8, 2006, the effective date of the New M&A Rule, and that Duoyuan Beijing and Duoyuan Langfang were established as qualified foreign invested enterprises before that date and we acquired their equity interests from another offshore company, this regulation does not require us to submit an application to the CSRC for its approval prior to the issuance and sale of the ADSs, or the listing and trading of our ADSs on the New York Stock Exchange, unless we are clearly required to do so by possible later rules of the CSRC; and

•	the issuance and sale of the ADSs and the ordinary shares and the listing and trading of our ADSs on the New York Stock Exchange do not conflict with or violate this new regulation.

Regulation of Loans between a Foreign Company and its Chinese Subsidiary

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in China and subject to several Chinese laws and regulations, including the Foreign Exchange Control Regulations of 1997, the Interim Measures on Foreign Debts of 2003, or the Interim Measures, the Statistical Monitoring of Foreign Debts Tentative Provisions of 1987 and its Implementing Rules of 1998, the Administration of the Settlement, Sale and Payment of Foreign Exchange Provisions of 1996, and the Notice of the SAFE in Respect of Perfection of Issues Relating Foreign Debts, dated October 21, 2005.

Under these regulations, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by the SAFE or its local branch in accordance with relevant Chinese laws and regulations. Our Chinese subsidiaries can legally borrow foreign exchange loans up to their borrowing limits, which is defined as the difference between the amount of their respective “total investment” and “registered capital” as approved by the Ministry of Commerce, or its local counterparts. Interest payments, if any, on the loans are subject to a 10% withholding tax unless any such foreign shareholders’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding agreement.

Pursuant to Article 18 of the Interim Measures, if the amount of foreign exchange debt of our Chinese subsidiaries exceed their respective borrowing limits, we are required to apply to the relevant Chinese authorities to increase the total investment amount and registered capital to allow the excess foreign exchange debt to be registered with the SAFE.

Taxation

Prior to January 1, 2008, entities established in China were generally subject to a 30% state and 3% local enterprise income tax rate. However, entities that satisfied certain conditions enjoyed preferential tax treatment. In accordance with the FIE Income Tax Law, effective until December 31, 2007, a foreign-invested manufacturing enterprise established in a coastal economic open zone or in the urban districts of certain special economic zones were subject to an enterprise income tax at the reduced rate of 24%. Any foreign-invested manufacturing enterprise scheduled to operate for a period not less than ten years were exempted from paying income tax in its first and second profit making years and is allowed a 50% reduction in its tax rate in the third, fourth and fifth years.

Duoyuan Beijing, which operates and is registered in Beijing, is a foreign-invested manufacturing enterprise and was treated as if established in a coastal economic open zone and, as a result, had enjoyed a preferential income tax rate of 24% under the FIE Income Tax Law. In accordance with the FIE Income Tax Law and the related implementation rules, as a foreign-invested manufacturing enterprise scheduled to operate for a period not less than ten years, Duoyuan Beijing had enjoyed a two-year exemption from the 24% enterprise income tax rate for its first two profitable years ended December 31, 2003 and 2004 and thereafter a preferential enterprise income tax rate of 12% for the succeeding three years ended December 31, 2005, 2006 and 2007.

Duoyuan Langfang is not located in a coastal economic open zone or a special economic zone and as a result, is subject to the general 30% enterprise income tax rate. However, as a foreign-invested manufacturing enterprise scheduled to operate for a period not less than ten years, pursuant to the FIE Income Tax Law, it had a two-year exemption from the 30% enterprise income tax rate for its first two profitable years ended December 31, 2004 and 2005 and thereafter a preferential enterprise income tax rate of 15% for the succeeding two years ended December 31, 2006, 2007 and a preferential enterprise income tax rate of 12.5% for 2008.

On March 16, 2007, the PRC National People’s Congress enacted the new EIT law, which, together with its related implementation rules issued by the PRC State Council on December 6, 2007, became effective on January 1, 2008. The new EIT law imposes a single uniform income tax rate of 25% on all Chinese enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. On December 26, 2007, the PRC State Council issued a Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives, or Circular 39. According to Circular 39, with the effectiveness of the new EIT law, the enterprises that were granted a fixed-term tax exemption or reduction will continue to enjoy the preferential tax holiday until the expiration of such term. However, according to Circular 39, certain specifically listed categories of enterprises with a preferential tax rate of 24% would be subject to the uniform income tax rate of 25% under the new EIT law beginning on January 1, 2008.

Duoyuan Beijing, which enjoyed a preferential income tax rate of 24% under the FIE Income Tax Law, will now be subject to an enterprise income tax rate of 25%. Duoyuan Langfang, which enjoyed a preferential enterprise income tax rate of 12.5% for the year ended December 31, 2008 will now be taxed at the uniform income tax rate of 25% rather than at the general 30% enterprise income tax rate applicable under the FIE Income Tax Law. The loss of preferential tax treatments and the increase in Duoyuan Beijing’s income tax rate from 24% to 25% may have a material adverse effect on our operating results.

We are a holding company incorporated under the laws of the British Virgin Islands. We conduct substantially all of our business through our wholly owned Chinese subsidiaries and we derive all of our income from these subsidiaries. Prior to January 1, 2008, dividends derived by foreign legal persons from business operations in China were not subject to the Chinese enterprise income tax. However, such tax exemption ceased after January 1, 2008 with the effectiveness of the new EIT law.

The New EIT Law provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “tax resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management bodies” which are applicable to our company. A substantial majority of the members of our management team are located in China. If our company is considered a PRC tax resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, our company will be subject to the uniform 25% enterprise income tax rate as to our global income as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and the Implementing Rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempted income”, we can not assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, dividends payable by us to our investors and gain on the sale of our shares may become subject to PRC withholding tax. As a result of such changes, our historical operating results will not be indicative of our operating results for future periods and the value of our ordinary shares or ADSs may be adversely affected.

Pursuant to the Provisional Regulation of China on Value Added Tax issued by the State Council in December 1993 and amended to take effect starting in January 2009, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a portion of or all the refund of VAT that it has already paid or borne.

MANAGEMENT

Directors and Executive Officers

Members of our board of directors are elected by our shareholders. Our board of directors consists of five directors. Our executive officers are appointed by, and serve at the discretion of, our board of directors.

The following table sets forth information concerning our directors and executive officers as of the date of this prospectus. The business address of each of our directors and executive officers listed below is No. 3 Jinyuan Road, Daxing Industrial Development Zone, Beijing 102600, People’s Republic of China. There are no family relationships between any of our directors and executive officers.

Name	Age	Position

Wenhua Guo	48	Director, Chairman and Chief Executive Officer
Joan M. Larrea*	44	Director
Yuefeng Yu	64	Director
Ping Wei	38	Director
Charles V. Firlotte	55	Director
Stephen C. Park	45	Chief Financial Officer
Ronglin Qiao	42	Chief Operating Officer
Lixin Wang	43	Chief Technology Officer

*	Initially designated by GEEMF III Holdings MU, an affiliate of Global Environment Fund, pursuant to the Voting Agreement, dated February 5, 2008, between us, Duoyuan Investments Limited and GEEMF III Holdings MU.

Our Directors

Wenhua Guo.  Mr. Guo is the founder of our company and has served as our chairman and chief executive officer since the commencement of our operations in 1992. Before Mr. Guo founded our company, he was a physics teacher at Beijing Chemical Institute. Mr. Guo served as chief executive officer of Duoyuan Printing, Inc., a public company, from October 2006 to June 2009 and currently serves as chairman of the board of directors of Duoyuan Printing, Inc. Mr. Guo obtained a bachelor’s degree in physics from Beijing Normal University in 1983.

Joan M. Larrea.  Ms. Larrea has served as our director since February 2008. Ms. Larrea also has served as a director of Deqingyuan Agricultural Technology Co., Ltd. since May 2007. Since November 2005, Ms. Larrea has been a managing director at GEF Management Corporation, an affiliate of Global Environment Fund, or GEF. Prior to November 2005, Ms. Larrea served as a principal investment officer at International Finance Corporation, where she began her career as an analyst in 1996. Ms. Larrea obtained a bachelor of arts degree in oriental studies and a master’s degree in international studies from the University of Pennsylvania in 1985 and 1992, respectively, and a master’s degree in business administration from the Wharton School, University of Pennsylvania in 1992. Ms. Larrea was originally appointed to our board of directors as a designee of GEEMF III Holdings MU, an affiliate of Global Environment Fund, pursuant to the Voting Agreement.

Yuefeng Yu.  Mr. Yu has served as our director since August 2008. Since June 2007, Mr. Yu has served as the vice president of China Association of Environmental Protection Industry, a nonprofit organization under the direct management of the Ministry of Environmental Protection of PRC. From March 2000 to May 2007, Mr. Yu served as the president and secretary of the Communist Party Committee of the Chinese Environment News, a newspaper under the direct management of the Ministry of Environmental Protection of PRC. Mr. Yu has been engaged in numerous environmental protection related research projects. From 1994 to 1995, he organized and completed a research project entitled “Development Strategies for the Chinese Environmental Protection Industry”. This project was sponsored and funded by the World Bank. Mr. Yu received a bachelor’s degree in chemistry from Jilin University in 1970.

Ping Wei.  Ms. Wei has served as our director since August 2009. Ms. Wei is currently the chief financial officer of China Distance Education Holdings Limited (NYSE: DL). Prior to her role at China Distance Education Holdings Limited, where she facilitated its initial public offering in July 2008, Ms. Wei was the director of finance and controller at New Oriental Education and Technology Group (“New Oriental”) (NYSE: EDU) from 2005 to 2008. In 2004, Ms. Wei was the head of New Oriental’s North American operations. Prior to that, Ms. Wei held positions of acting chief financial officer, controller and assistant controller at Lorus Therapeutics Inc. (“Lorus”), a Canadian biopharmaceutical company listed on both the Toronto Stock Exchange and the American Stock Exchange. Prior to working at Lorus, Ms. Wei was an auditor for seven years with Deloitte & Touche in Toronto and Arthur Andersen in Beijing. Ms. Wei is a Canadian Chartered Accountant and a Certified Public Accountant in the State of Illinois. She received her bachelor’s degree in international accounting from the Central University of Finance and Banking in Beijing in 1993.

Charles V. Firlotte.  Mr. Firlotte has served as our director since November 2009. Mr. Firlotte is currently the president and chief executive officer of Aquarion Water Company since September 2003. From December 1999 to September 2003, Mr. Firlotte served as director of Yorkshire Water, for Aquarion Water Company’s former parent company, Kelda Group Inc. Prior to December 1999, Mr. Firlotte served in a variety of positions with Aquarion Water Company’s predecessor, Bridgeport Hydraulic Company, including the director of human resources and administrative services from 1987 to 1989, vice president from 1989 to 1995 and senior vice president and chief operating officer from 1995 to 1999. Mr. Firlotte is also Chairman of the Board for the Bridgeport Regional Business Council, an organization of 1,000 business members serving Connecticut in the northeastern U.S.A. In October 2009, he was elected President of the National Association of Water Companies, based in Washington, D.C. Mr. Firlotte holds an undergraduate degree from St. Thomas University, a Master’s degree in Social Sciences from the University of Ottawa, and is a graduate of Harvard Business School’s Advanced Management Program.

Our Executive Officers

Stephen C. Park.  Mr. Park has been our chief financial officer since June 2007. Prior to joining us, Mr. Park served as chief financial officer of Qycell Corporation from June 2004 to June 2007, where he continued to serve as a consultant until October 2008. From October 2000 to May 2004, Mr. Park served as corporate controller and chief financial officer of Dura Coat Products, Inc. Mr. Park is a certified public accountant in the State of California and has practiced at Deloitte and Touche LLP and Young-Woo Park, C.P.A., where he was a partner from 1997 to 2000. Mr. Park was also a consultant at Prudential Insurance Company of America from April 1996 to May 1997. Mr. Park obtained a bachelor of arts degree in religion from Pacific Union College in 1989 and a master’s degree in business administration from the University of Southern California in 1993.

Ronglin Qiao.  Mr. Qiao has been our chief operating officer since April 2008. Since January 2008, Mr. Qiao has also served as the general manager of Duoyuan Beijing. Since 1994, Mr. Qiao held various positions at Duoyuan Beijing, including sales representative, manager, deputy sales director, vice president and general manager. From July 1989 to September 1994, Mr. Qiao was a teacher and a product designer at Beijing Mechanical & Electrical Poly-technique School. Mr. Qiao obtained a bachelor of science degree in mechanical engineering from Tianjin Normal University in 1989 and a master’s degree in environmental engineering from the Chinese Academy of Sciences in 2005.

Lixin Wang.  Mr. Wang has been our chief technology officer since April 2008. Since January 2008, Mr. Wang has also served as the general manager of Duoyuan Langfang. Mr. Wang served as vice president of research and development of Duoyuan Digital Press Technology Industrial (China) Co., Ltd., a wholly owned subsidiary of Duoyuan Printing, Inc., from October 2005 to December 2007, where he was director of research and development from June 2001 to September 2005 and a member of Duoyuan Printing, Inc.’s board of directors until April 2007. From January 2001 to May 2001, Mr. Wang was director of research and development of Duoyuan Electric Group. Mr. Wang obtained a bachelor’s degree in science from Bengbu Tank Institute in 1988 and a master’s degree in wireless engineering from Fuzhou University in 1997.

Board of Directors

Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our Fourth Amended and Restated Memorandum and Articles of Association. A director will be removed from office if, among other things, the director (1) becomes bankrupt, (2) dies or becomes of unsound mind, or (3) is absent from meetings of our board of directors for six consecutive months without leave and our board of directors resolves that the office is vacated. A director is not entitled to any special benefits upon termination of service with the company.

Our board of directors consists of five members, three of whom have been determined by us to be independent directors within the meaning of the independent director guidelines of the New York Stock Exchange Rules.

Committees of our Board of Directors

We have established three committees under our board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of these committees. The committees have the following functions and members.

Audit Committee

Our audit committee reports to our board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee consists of Ping Wei, Charles V. Firlotte and Yuefeng Yu. Ms. Wei is the audit committee financial expert and serves as the chairperson of the audit committee. Our board of directors has determined that all members of the audit committee meet the definition of “independent director” under the applicable requirements of Rule 303A of the New York Stock Exchange Rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Our audit committee is responsible for, among other things:

•	the appointment, evaluation, compensation, oversight and termination of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting);

•	an annual performance evaluation of the audit committee;

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters or potential violations of law, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters or potential violations of law;

•	ensuring that it receives an annual report from our independent auditor describing our internal control procedures and any steps taken to deal with material control deficiencies and attesting to the auditor’s independence and describing all relationships between the auditor and us;

•	reviewing our annual audited financial statements and quarterly financial statements with management and our independent auditor;

•	reviewing and approving all proposed related party transactions, as defined in the Securities and Exchange Commission Form 20-F, Item 7.B.;

•	reviewing our policies with respect to risk assessment and risk management;

•	meeting separately and periodically with management and our independent auditor; and

•	reporting regularly to our board of directors.

Compensation Committee

Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews stock compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer is not permitted to be present at any committee meeting during which his or her compensation is deliberated. Our compensation committee consists of Ping Wei, Charles V. Firlotte and Yuefeng Yu, with Mr. Firlotte serving as the chairman of the compensation committee. Our board of directors has determined that all of the members of our compensation committee meet the definition of “independent director” under the applicable requirements of the New York Stock Exchange Rules. Our compensation committee is responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting the compensation level of our chief executive officer based on this evaluation;

•	reviewing and making recommendations to the board with respect to the compensation of our executives, incentive compensation and equity-based plans that are subject to board approval; and

•	providing annual performance evaluations of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee assists the board of directors in identifying and selecting or recommending individuals qualified to become our directors, developing and recommending corporate governance principles and overseeing the evaluation of our board of directors and management. Our nominating and corporate governance committee consists of Ping Wei, Charles V. Firlotte and Yuefeng Yu, with Mr. Yu serving as the chairman of the nominating and corporate governance committee. Our board of directors has determined that all of the members of our nominating and corporate governance committee meet the definition of “independent director” under the applicable requirements of the New York Stock Exchange Rules. Our nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to our board nominees for election or re-election to our board, or for appointment to fill any vacancy;

•	reviewing annually with our board the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to our board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•	advising our board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees. Our code of business conduct and ethics is publicly available on our website.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. See “Description of Share Capital — Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our Fourth Amended and Restated Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	appointing officers and determining the term of office of the officers;

•	authorizing the payment of donations to religious, charitable, public or other bodies, clubs, funds or associations as deemed advisable;

•	exercising the borrowing powers of the company and mortgaging the property of the company;

•	executing cheques, promissory notes and other negotiable instruments on behalf of the company; and

•	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. See “Related Party Transactions” for a discussion of loans made by Duoyuan Beijing to its directors.

Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold shares as a qualification to office.

Limitation on Liability and Other Indemnification Matters

British Virgin Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Fourth Amended and Restated Memorandum and Articles of Association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Employment Agreements

We have employment agreements with Wenhua Guo, Stephen C. Park, Ronglin Qiao and Lixin Wang, which are on substantially similar terms. The initial term of the agreements for Mr. Guo, Mr. Qiao and Mr. Wang is two years. The term of Mr. Park’s employment agreement is for four years. Each agreement renews annually unless the employment is terminated by either party to the agreement upon 30 days’ prior written notice in accordance with our notice policies in effect at that time. We may terminate the executive officer’s employment immediately if he fails to substantially perform his duties, engages in dishonest or fraudulent conduct or breaches his confidentiality agreement with us. If we terminate Mr. Park’s employment during the initial term without cause, we must pay him six months of his current monthly salary, provided he complies with the terms of his confidentiality agreement.

In addition, each executive officer is subject to a covenant not to compete that survives for at least 12 months following termination of his employment. During this period, the executive officer may not carry on any business or activity in China that is competitive with our business, solicit or influence a client to purchase products or services from an entity that competes with us, or solicit or influence an employee or consultant to become an employee or consultant of any of our competitors.

Pursuant to confidentiality agreements entered into simultaneously with each employment agreement, each executive officer agrees to hold confidential, both during and subsequent to his employment with us, all proprietary information, technical data, and trade secrets or know-how obtained from us. Each executive officer assigns to us all right, title and interest in any invention developed or conceived during his employment with us.

Compensation

In 2008, we paid an aggregate of RMB1.2 million ($0.2 million) in cash compensation to our executive officers and directors. We paid an aggregate of RMB0.1 million ($20,759) in 2008 for the pension and other social insurance contributions for our executives officers. For the nine months ended September 30, 2009, we paid an aggregate of RMB2.3 million ($0.3 million) in cash compensation to our executive officers and directors and RMB0.1 million ($17,466) for the pension and other social insurance contributions for our executive officers. To date, we have granted Yuefeng Yu, Ping Wei and Charles Firlotte options to purchase 1,854, 2,061 and 1,515 of our Ordinary Shares, respectively. Pursuant to our amended and restated employment agreement with Stephen C. Park, our chief financial officer, on June 24, 2009, we granted him an option to purchase up to 300,000 ordinary shares at the initial public offering price. One quarter of these options vested on June 24, 2009, with the remainder of the options vesting ratably on a monthly basis through June 24, 2012. These options will cease to vest if Mr. Park is terminated as an employee for any reason. Directors who are not employees or who are not designated by GEEMF III Holdings MU receive annual fees of approximately $30,000 and fees of $1,500 for each board meeting attended. Directors who are our employees or are designated by GEEMF III Holdings MU receive no fees for their services on the board of directors. All directors are entitled to reimbursement for their reasonable out-of-pocket travel expenditures. In August 2009 we adopted a director fee policy applicable to our non-employee directors. Pursuant to such policy, each of our non-employee directors is granted an initial option to purchase that number of our Ordinary Shares equal to USD $30,000 divided by the closing price of our ADSs on the New York Stock Exchange on the date of grant multiplied by 2 (to account for the 2:1 ratio of ordinary shares to ADSs (rounded up)), pursuant to the terms of the Company’s standard form of stock option agreement, which such option shall vest in equal installments on the three, six, nine and twelve-month anniversary of the grant date; provided, that the director continues to actively serve as a director on each such vesting date. The exercise price of such options shall be the closing price of the ADSs on the NYSE on the date of grant divided by 2. Thereafter, on the day after the first anniversary and the day after each subsequent anniversary of a director’s service on our Board of Directors, each of our non-employee directors shall be granted an option to purchase that number of Ordinary Shares of the Company equal to USD $30,000 divided by the closing price of the Company’s ADSs on the NYSE on the date of grant multiplied by 2 (to account for the 2:1 ratio of ordinary shares to ADSs (rounded up)), pursuant to the terms of the Company’s standard form of stock option agreement, which option shall vest in equal installments on the three, six, nine and twelve-month anniversary of the grant date; provided, that the director continues to actively serve as a director on each such vesting date. The exercise price of such options shall be the closing price of the ADSs on the NYSE on the date of grant divided by 2.

2008 Omnibus Incentive Plan

A description of the provisions of our 2008 Omnibus Incentive Plan is set forth below. This summary is qualified in its entirety by the detailed provisions of the 2008 Omnibus Incentive Plan, which is incorporated by reference as an exhibit to the registration statement that includes this prospectus.

Our board of directors and our shareholders approved and adopted the 2008 Omnibus Incentive Plan, reserving 2,105,262 ordinary shares for future issuances thereunder on September 19, 2008 and September 29, 2008, respectively. The purpose of the 2008 Omnibus Incentive Plan is to attract and to encourage the continued employment and service of, and maximum efforts by, our officers, certain employees and other key individuals by offering those persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success.

We have granted 1,052,631 fully vested ordinary shares to certain employees, including members of our executive management team, but excluding our chief executive officer and chief financial officer, for no consideration, other than par value, which will be deemed paid by services already rendered to us.

Administration

The 2008 Omnibus Incentive Plan is administered by the compensation committee. Subject to the terms of the 2008 Omnibus Incentive Plan, the compensation committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the 2008 Omnibus Incentive Plan.

The ordinary shares issued or to be issued under the 2008 Omnibus Incentive Plan consist of authorized but unissued shares. If any ordinary shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any ordinary shares, then the number of ordinary shares counted against the aggregate number of ordinary shares available under the plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the 2008 Omnibus Incentive Plan.

Eligibility

Awards may be made under the 2008 Omnibus Incentive Plan to our employees, officers, directors, consultants or advisers or to any of our affiliates, and to any other individual whose participation in the 2008 Omnibus Incentive Plan is determined to be in our best interests by our board of directors.

Amendment or Termination of the Plan

Our board of directors may terminate or amend the 2008 Omnibus Incentive Plan at any time and for any reason. No amendment, however, may adversely impair the rights of grantees with respect to outstanding awards. Further, unless terminated earlier, the 2008 Omnibus Incentive Plan shall terminate on September 19, 2018. Amendments will be submitted for shareholder approval to the extent required by applicable stock exchange listing requirements or other applicable laws.

Options

The 2008 Omnibus Incentive Plan permits the granting of options to purchase ordinary shares intended to qualify as incentive share options under the Internal Revenue Code and share options that do not qualify as incentive share options, or non-qualified share options.

The exercise price of each share option may not be less than 100% of the fair market value of our ADSs representing ordinary shares on the date of grant. In the case of certain 10% shareholders who receive incentive share options, the exercise price may not be less than 110% of the fair market value of our ADSs representing ordinary shares on the date of grant. An exception to these requirements is made for options that we grant in substitution for options held by employees of companies that we acquire. In such a case the exercise price is adjusted to preserve the economic value of the employee’s share option from his or her former employer.

The term of each share option is fixed by the compensation committee and may not exceed ten years from the date of grant. The compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised.

Options may be made exercisable in installments. The award agreement provides the vesting of the options. Exercisability of options may be accelerated by the compensation committee.

In general, an optionee may pay the exercise price of an option by (1) cash or check (in U.S. dollars or Renminbi or other local currency as approved by the compensation committee, (2) ordinary shares held for such period of time as may be required by the compensation committee, (3) delivery of a notice of a market order with a broker with respect to ordinary shares then issuable upon exercise of an option, and that the broker has been directed to pay us a sufficient portion of net proceeds of the sale in satisfaction of the exercise price, provided that payment of such proceeds is then made to us upon settlement of such sale, (4) other property acceptable to the compensation committee with a fair market value equal to the exercise price, (5) cashless exercise or (6) any combination of the foregoing.

Share options granted under the 2008 Omnibus Incentive Plan may not be sold, transferred, pledged, or assigned other than by will or under applicable laws of descent and distribution. However, we may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees to help with estate planning concerns or pursuant to a domestic relations order in settlement of marital property rights.

Other Awards

The compensation committee may also award under the 2008 Omnibus Incentive Plan:

•	ordinary shares subject to restrictions;

•	deferred ordinary shares, credited as deferred ordinary share units, but ultimately payable in the form of unrestricted ordinary shares in accordance with the terms of the grant or with the participant’s deferral election;

•	ordinary share units subject to restrictions;

•	unrestricted ordinary shares, which are ordinary shares issued at no cost or for a purchase price determined by the compensation committee which are free from any restrictions under the 2008 Omnibus Incentive Plan;

•	dividend equivalent rights entitling the grantee to receive credits for dividends that would be paid if the grantee had held a specified number of ordinary shares; or

•	a right to receive a number of ordinary shares or, in the discretion of the compensation committee, an amount in cash or a combination of ordinary shares and cash, based on the increase in the fair market value of the ADSs representing ordinary shares underlying the right during a stated period specified by the compensation committee.

Effect of Certain Corporate Transactions

Certain change of control transactions involving us may cause awards granted under the 2008 Omnibus Incentive Plan to vest, unless the awards are continued or substituted for by the surviving company in connection with the corporate transaction.

Unless otherwise provided in the appropriate option agreement on the date of grant or provided by our board of directors thereafter with the consent of the grantee, options granted under the 2008 Omnibus Incentive Plan become exercisable in full following (1) a dissolution of our company or a merger, consolidation or reorganization of our company with one or more other entities in which we are not the surviving entity, (2) a sale of substantially all of our assets to another person or entity, or (3) any transaction (including without limitation a merger or reorganization in which we are the surviving entity) which results in any person or entity owning 50% or more of the combined voting power of all classes of our shares.

Adjustments for Dividends and Similar Events

The compensation committee will make appropriate adjustments in outstanding awards and the number of ordinary shares available for issuance under the 2008 Omnibus Incentive Plan, including the individual limitations on awards, to reflect ordinary share dividends, stock splits and other similar events.

PRINCIPAL AND SELLING SHAREHOLDERS

The table presented below shows information, as of the date of this prospectus, with respect to the beneficial ownership of our ordinary shares by:

•	the selling shareholders;

•	each other person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement, or (4) the automatic termination of a trust, discretionary account or similar arrangement.

	Ordinary Shares						Ordinary Shares
	Beneficially				Ordinary Shares		Beneficially Owned after
	Owned Prior to			Ordinary Shares	Beneficially Owned After		Full Exercise of the Over-
	This Offering			to be Sold in	This Offering(1)		allotment Option
	Number		%(2)	This Offering	Number	%(2)	Number	%(2)

Directors and Executive Officers
Wenhua Guo our Director, Chairman and Chief Executive Officer(3)	24,000,000		54.9%	—	24,000,000	49.3%	24,000,000	48.5%
No. 3 Jinyuan Road Daxing Industrial Development Zone Beijing 102600, China
Stephen C. Park, our Chief Financial Officer	125,000	(4)	*	—	125,000	*	125,000	*
No. 3 Jinyuan Road Daxing Industrial Development Zone Beijing 102600, China
Lixin Wang, our Chief Technology Officer	80,050		*	40,026	40,026	*	40,026	*
Ronglin Qiao, our Chief Operating Officer	38,700		*	19,350	19,350	*	19,350	*
All directors and executive officers as a group	24,243,750		55.5%	59,376	24,184,376	49.7%	24,184,376	48.9%
5% Shareholders
GEEMF III Holdings MU(3)(5)	6,000,000		13.7%	2,600,000	3,400,000	7.0%	3,000,000	6.1%
International Financial Services Limited IFS Court Twenty Eight, Cybercity Ebene, Mauritius
Other Selling Shareholders(6)
Junjie Liu	56,700		*	28,350	28,350	*	28,350	*
Zhixin Yang	33,000		*	16,500	16,500	*	16,500	*
Hailing Shi	15,000		*	7,500	7,500	*	7,500	*

	Ordinary Shares					Ordinary Shares
	Beneficially			Ordinary Shares		Beneficially Owned after
	Owned Prior to		Ordinary Shares	Beneficially Owned After		Full Exercise of the Over-
	This Offering		to be Sold in	This Offering(1)		allotment Option
	Number	%(2)	This Offering	Number	%(2)	Number	%(2)

Xuegong Wang	11,400	*	5,700	5,700	*	5,700	*
Ruiping Gao	39,300	*	19,650	19,650	*	19,650	*
Guozheng Liu	960	*	480	480	*	480	*
Tong Xu	8,700	*	4,350	4,350	*	4,350	*
Dongming Xu	2,100	*	1,050	1,050	*	1,050	*
Yinshui Kong	2,700	*	1,350	1,350	*	1,350	*
Baishan Yang	4,500	*	2,250	2,250	*	2,250	*
Yingtao Wang	7,200	*	3,600	3,600	*	3,600	*
Lianshi Jin	7,800	*	3,900	3,900	*	3,900	*
Lihui Wu	7,500	*	3,750	3,750	*	3,750	*
Shuhuan Tian	6,780	*	3,390	3,390	*	3,390	*
Jingqiu Li	14,700	*	7,350	7,350	*	7,350	*
Rui Liu	2,700	*	1,350	1,350	*	1,350	*
Baiyun Sun	189,750	*	94,876	94,876	*	94,876	*
Yuming Feng	81,150	*	40,576	40,574	*	40,574	*
Jiatao Chen	9,900	*	4,950	4,950	*	4,950	*
Liqiu Wu	12,000	*	6,000	6,000	*	6,000	*
Chunmei Zhu	20,400	*	10,200	10,200	*	10,200	*
Xiqing Diao	113,850	*	56,926	56,926	*	56,926	*
Yanqi Dong	7,200	*	3,600	3,600	*	3,600	*
Zhiguo Hao	70,050	*	35,026	35,026	*	35,026	*
Haifeng Hou	960	*	480	480	*	480	*
Bingsheng Li	8,100	*	4,050	4,050	*	4,050	*
Jie Liu	36,300	*	18,150	18,150	*	18,150	*
Wenzhong Liu	24,600	*	12,300	12,300	*	12,300	*
Junjie Qian	6,540	*	3,270	3,270	*	3,270	*
Yuhong Song	15,000	*	7,500	7,500	*	7,500	*
Jizhong Wang	8,400	*	4,200	4,200	*	4,200	*
Yongzeng Wang	6,600	*	3,300	3,300	*	3,300	*
Yubao Wei	26,100	*	13,050	13,050	*	13,050	*
Bing Yu	1,440	*	720	720	*	720	*
Fusheng Yu	3,300	*	1,650	1,650	*	1,650	*
Bei Zhang	7,200	*	3,600	3,600	*	3,600	*
Mengpin Zhao	24,600	*	12,300	12,300	*	12,300	*
Zhenshan Zhi	2,400	*	1,200	1,200	*	1,200	*
Wenhong Ma	15,000	*	7,500	7,500	*	7,500	*
Baolong Qi	4,200	*	2,100	2,100	*	2,100	*
Peilin Wang	3,000	*	1,500	1,500	*	1,500	*
Sihai Wang	10,300	*	5,150	5,150	*	5,150	*
Xudong Dong	4,500	*	2,250	2,250	*	2,250	*

*	Indicates less than 1%

(1)	Assumes that the underwriters do not exercise their over-allotment option. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

(2)	Percentage of beneficial ownership of each listed person prior to this offering is based on 43,702,631 ordinary shares outstanding as of September 30, 2009, including 1,052,631 fully vested ordinary shares which have been issued to certain employees, including members of our executive management team, but excluding our chief executive officer and chief financial officer, under our 2008 Omnibus Incentive Plan, as well as ordinary shares underlying options exercisable by such person within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering is based on 48,702,631 ordinary shares outstanding immediately after the closing of this offering and the ordinary shares underlying options exercisable by such person within 60 days of the date of this prospectus.

(3)	Mr. Guo, our chairman and chief executive officer, is the sole owner of our shareholder Duoyuan Investments Limited, a British Virgin Islands company, which owns 24,000,000 shares of our ordinary shares. Duoyuan Investments Limited owned 30,000,000 ordinary shares until February 5, 2008, at which time it sold 6,000,000 ordinary shares to GEEMF III Holdings MU, a private company limited by shares organized under the laws of the Republic of Mauritius, an affiliate of Global Environment Fund. The Investment Committee of GEEMF III Holdings MU, comprised of H. Jeffrey Leonard, Bruce H. MacLeod and Wendell W. Robinson, holds voting and investment control over the ordinary shares held by GEEMF III Holdings MU.

(4)	On June 24, 2009, we granted Stephen C. Park, our chief financial officer, an option to purchase up to 300,000 ordinary shares at the initial public offering price. One quarter of these options vested on June 24, 2009, with the remainder of the options vesting ratably on a monthly basis through June 24, 2012. As of the date of this prospectus, Mr. Park is deemed to be the beneficial owner of 125,000 shares.

(5)	GEEMF III Holdings MU has granted the underwriters a 30-day option to purchase up to 200,000 additional ADSs (representing 400,000 ordinary shares) from it to cover over-allotments, if any.

(6)	Except for GEEMF III Holdings MU, all of the selling shareholders are employees of the Company. Other than Messrs. Lixin Wang and Ronglin Qiao, these employees are not directors or executive officers of the Company. Unless otherwise noted, the address of each selling shareholder is c/o Duoyuan Global Water Inc., No. 3 Jinyuan Road, Daxing Industrial Development Zone, Beijing 102600, People’s Republic of China. The ordinary shares beneficially owned by our employees are held in the form of ADSs.

None of our existing shareholders have voting rights that differ from the voting rights of other shareholders.

None of the selling shareholders is affiliated with a FINRA member.

RELATED PARTY TRANSACTIONS

Real Property Related Transactions

Prior to the sale transaction described below, our subsidiary, Duoyuan Beijing, owned an office building located at No. 3 Jinyuan Road, Daxing Industrial Development Area, Beijing, China, with 15,400 square meters of building area and related land-use-rights with respect to approximately 7,230 square meters of land area.

Duoyuan Beijing had leased since December 25, 2002 approximately 3,000 square meters of office space located at No. 3 Jinyuan Road to Duoyuan Digital Printing Technology Industries (China) Co. Ltd., or Press China, an entity controlled by Wenhua Guo, our chairman and chief executive officer. The annual lease payments totaled RMB1.1 million in 2006, 2007 and 2008, respectively. This lease agreement was renewed on December 25, 2007 for a term of one year ending on December 31, 2008. On June 27, 2008, Duoyuan Beijing and Press China agreed to amend this lease agreement to reflect a new termination date of June 30, 2008.

On August 3, 2007, Duoyuan Beijing agreed to sell to Duoyuan Information Terminal Manufacture (Langfang) Co., Ltd., or Langfang Terminal, the building and related land-use-rights to No. 3 Jinyuan Road for RMB75.7 million. Langfang Terminal is controlled by Wenhua Guo, our chairman and chief executive officer. Under the related agreement and its amendment dated December 29, 2007, the purchase price was payable within six months after the execution of the amendment. On June 18, 2008, Langfang Terminal received title to the property. We entered into a lease agreement with Langfang Terminal, effective July 1, 2008, to lease back portions of the same office space for RMB93,679 each month. The lease is set to expire on December 31, 2009.

On December 25, 2006, our subsidiary, Duoyuan Langfang, agreed to acquire from Langfang Terminal a manufacturing facility located in the Langfang Economic & Technical Development Zone with a building area of approximately 13,930 square meters and related land-use-rights with respect to approximately 33,330 square meters. The purchase price for the manufacturing facility was RMB75.6 million, of which RMB44.5 million was paid by Duoyuan Langfang. Pursuant to the terms of the related agreement, Duoyuan Langfang was entitled to use the Langfang manufacturing facility beginning December 25, 2006. On June 19, 2008, Duoyuan Langfang received title to the property.

As a result of the above sales transactions, which were executed in December 2006, August 2007 and December 2007, respectively, and became effective upon approval of the local government authorities in June 2008, we agreed with Langfang Terminal to swap the office building and related land-use-rights at No. 3 Jinyuan Road (owned through Duoyuan Beijing) for the manufacturing facility located in the Langfang Economic & Technical Development Zone (being acquired by Duoyuan Langfang) as the purchase prices determined based on independent appraisals of RMB75.7 million and RMB75.6 million, respectively, were nearly identical. Langfang Terminal paid the RMB100,000 difference to Duoyuan Beijing. Langfang Terminal has returned the RMB44.8 million deposited by Duoyuan Langfang in June 2008. See Notes 8 and 17 to our Notes to Combined and Consolidated Financial Statements December 31, 2006, 2007 and 2008 included elsewhere in this prospectus.

Spin-off of Duoyuan Huanan

In November 2002, Duoyuan Beijing and Duoyuan Langfang invested RMB1.0 million each to establish Huanan Duoyuan Water Supply Co., Ltd., or Duoyuan Huanan. Both companies thereby held a 50% equity interest in Duoyuan Huanan. On August 12, 2007, we entered into an agreement to sell substantially all of the business activities of Duoyuan Huanan, effective July 1, 2007, to Duoyuan Asian Water Inc., a British Virgin Islands company wholly owned by Wenhua Guo, our chairman and chief executive officer, for RMB12.5 million. See Note 15 to our Notes to Combined and Consolidated Financial Statements December 31, 2006, 2007 and 2008 included elsewhere in this prospectus.

Intellectual Property Transfer

On December 1, 2007, we entered into four separate agreements to transfer and assign all of our rights, title and interest in our trademarks to Duoyuan Investments Limited, our majority shareholder, without monetary consideration. We entered into these transfer agreements with our then sole shareholder to reflect and affirm the original intent and understanding of the parties that not just we, but any affiliate and subsidiary of Duoyuan Investments Limited, would have the right to use these trademarks. These trademarks were transferred to allow Duoyuan Investments Limited, as the sole owner and holder of the trademarks, to have the right to license these trademarks to its affiliates and subsidiaries. We received final regulatory approval for the transfer of these trademarks on July 21, 2008 and August 21, 2008. On September 17, 2008 and May 27, 2009, Duoyuan Investments Limited granted us an exclusive, royalty-free perpetual license to use these trademarks for our business. Such license would terminate upon certain events, including a change in control.

Loans to Related Parties

Accounts Receivable

Both Duoyuan Beijing and Duoyuan Langfang have made certain loans to Duoyuan Digital Technology Institute (referred to in this prospectus as Beijing Huiyuan) for the purchase of raw materials by Beijing Huiyuan. Wenhua Guo is the beneficial owner of 100% of the equity interest in Beijing Huiyuan. There are no interest rates or terms of payment associated with these loans and the loans were not documented. The loans were made available to the borrower through direct transfers between the companies’ accounts and were made with the approval of the then chief financial officer of Duoyuan Beijing and Duoyuan Langfang.

With respect to the loans made by Duoyuan Langfang to Beijing Huiyuan, the largest amount outstanding under these loans was approximately RMB8.9 million and RMB8.8 million during 2005 and 2006, respectively. Beijing Huiyuan paid the total outstanding balance of RMB8.8 million to Duoyuan Langfang in July 2007.

With respect to the loans made by Duoyuan Beijing to Beijing Huiyuan, the largest amount outstanding under these loans was approximately RMB32.4 million during 2005, 2006 and 2007. As of December 31, 2007, the amount outstanding under these loans was approximately RMB27.4 million. Pursuant to a repayment agreement dated December 10, 2007 between Duoyuan Beijing, Beijing Huiyuan and Wenhua Guo, Mr. Guo assumed personal responsibility for repayment in full of Beijing Huiyuan’s outstanding balance payable to Duoyuan Beijing. Mr. Guo’s obligation to pay the outstanding balance was secured by a pledge of his shares of Duoyuan Printing, Inc., a public company. Similarly, on December 12, 2007, Mr. Guo entered into a loan repayment agreement with Duoyuan Huanan and Duoyuan Beijing to repay Duoyuan Huanan’s obligation to Duoyuan Beijing that at the time was RMB17.0 million. This obligation was also collateralized by a pledge of Mr. Guo’s personal shares in Duoyuan Printing, Inc. In December 2007, RMB0.6 million in interest was paid towards this obligation. These obligations were settled by March 31, 2008. We do not intend to make any similar loans to Mr. Guo in the future. See Note 8 to our Notes to Combined and Consolidated Financial Statements December 31, 2006, 2007 and 2008 included elsewhere in this prospectus.

Director Loans

Duoyuan Beijing made certain loans to its director Wenhua Guo starting in 2004 and its directors Lixin Wang and Baiyun Sun starting in 2005 for expenses incurred in connection with business-related travel. There were no interest rates or terms of payment associated with these loans and they typically were repaid within a year or offset by reimbursements payable to directors and executive officers in the ordinary course of business. Mr. Wang’s loan was repaid in August 2007 and Mr. Guo’s and Ms. Sun’s loans were repaid in October 2007.

In the future, our audit committee will review all transactions with any officer, director or 10% shareholder. The following table sets forth the amount outstanding under these loans as of the dates set forth below:

	December 31,
	2005	2006
	RMB	RMB

Wenhua Guo	75,800	25,800
Lixin Wang	10,000	4,500
Baiyun Sun	4,000	46,000

There were no outstanding director loans as of December 31, 2007, December 31, 2008 or September 30, 2009.

Employment Agreements

See “Management — Employment Agreements” for a detailed description of the terms of our employment agreement with our named executive officers.

Registration Rights

GEF and Chairman Guo are entitled to registration rights with respect to certain ordinary shares that they hold under a written agreement between us and such holders. This agreement requires us, upon request of the holders, from time to time to file registration statements to facilitate registered sales by those holders of ordinary shares in the United States. In addition, the agreement provides that these holders may require us to include their ordinary shares in registration statements filed by us relating to securities offerings of ordinary shares in the United States. We are required to indemnify the holders and any underwriters in connection with sales of ordinary shares pursuant to any of these registration statements and we are required to bear all expenses in connection with these registrations. See “Description of Share Capital — Registration Rights” for a more detailed description of these registration rights. These holders have agreed that, without the prior written consent of Credit Suisse and Piper Jaffray, on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus, exercise any of their registration rights. See “Shares Eligible for Future Sale — Lock-up Agreements.”

DESCRIPTION OF SHARE CAPITAL

General

We are a British Virgin Islands company incorporated with limited liability and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law.

Our Fourth Amended and Restated Memorandum and Articles of Association, which became effective on June 2, 2009, authorize the issuance of up to 1,500,000,000 ordinary shares of a single class, each with a par value of $0.000033. As of the date of this prospectus, 43,702,631 ordinary shares were issued, fully paid and outstanding.

Our ADSs, each representing two of our ordinary shares, are listed on the New York Stock Exchange under the symbol “DGW”. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Initial settlement of our ADSs will take place on the closing date of this offering through The Depository Trust Company, or DTC, in accordance with its customary settlement procedures for equity securities. See “Description of American Depositary Shares” below for a description of the rights of ADS holders. Each person owning a beneficial interest in our ADSs held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of our ADSs. Persons wishing to obtain certificates for their ADSs must make arrangements with DTC.

The following is a summary of the material provisions of our ordinary shares and Fourth Amended and Restated Memorandum and Articles of Association.

Ordinary Shares

As of the date of this prospectus, 24,000,000 of our ordinary shares are owned by Duoyuan Investments Limited, a British Virgin Islands company wholly owned by Wenhua Guo, our chairman and chief executive officer. All of our outstanding ordinary shares are fully paid and nonassessable. Holders of our ordinary shares who are nonresidents of the British Virgin Islands may freely hold and vote their shares.

The following summarizes the rights of holders of our ordinary shares:

•	each holder of ordinary shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

•	there are no cumulative voting rights;

•	the holders of our ordinary shares are entitled to dividends and other distributions as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any;

•	upon our liquidation, dissolution or winding up, the holders of ordinary shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preference shares; and

•	the holders of ordinary shares have no preemptive or other subscription rights to purchase shares of our stock, nor are they entitled to the benefits of any redemption or sinking fund provisions.

Limitation on Liability and Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Our Fourth Amended and Restated Memorandum and Articles of Association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Fourth Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy under the Delaware General Corporation Law, or Delaware corporate law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws application to companies incorporated in Delaware and their stockholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of the company in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum or articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the stockholders is required to amend the certificate of incorporation. Under British Virgin Islands law, our board of directors can have broad authority to amend our memorandum and articles of association. Under our Fourth Amended and Restated Memorandum and Articles of Association, our board of directors may amend our memorandum and articles of association by a resolution of directors so long as the amendment does not:

•	restrict the rights of the shareholders to amend the memorandum and articles of association;

•	change the percentage of shareholders required to pass a resolution of shareholders to amend the memorandum and articles of association;

•	amend the memorandum and articles of association in circumstances where the memorandum and articles of association cannot be amended by the shareholders; or

•	amend the provisions of the articles of association pertaining to “rights attaching to shares,” “rights not varied by the issue of the shares pari passu,” “variation of rights” and “amendment of memorandum and articles”.

Written Consent of Directors

Under Delaware corporate law, directors may act by written consent only on the basis of a unanimous vote. Under British Virgin Islands law, directors’ consents need only a majority of directors signing to take effect unless otherwise provided in the memorandum and articles of association.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of stockholders of a corporation, may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting. As permitted by British Virgin Islands law, shareholders’ consents need only a majority of shareholders signing to take effect. Our Fourth Amended and Restated Memorandum and Articles of Association provide that shareholders may approve corporate matters by way of a resolution consented to in writing by a majority of shareholders entitled to vote thereon.

Shareholder Proposals

Under Delaware corporate law, a stockholder has the right to put any proposal before the annual meeting of stockholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but stockholders may be precluded from calling special meetings. British Virgin Islands law and our Fourth Amended and Restated Memorandum and Articles of Association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Sale of Assets

Under Delaware corporate law, a vote of the stockholders is required to approve the sale of assets only when all or substantially all assets are being sold. Under the BVI Act, shareholder approval is required when more than 50% of the company’s assets by value are being sold.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by stockholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our Fourth Amended and Restated Memorandum and Articles of Association, we may be voluntarily liquidated under Part XII of the BVI Act if we have no liabilities and we are able to pay our debts as they fall due by resolution of directors and resolution of shareholders.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option or at the option of the holders of such stock provided there remains outstanding shares with full voting power. Such stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of such stock. As permitted by British Virgin Islands law, and our Fourth Amended and Restated Memorandum and Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us. Our directors must determine that immediately following the redemption or repurchase whether we will be able to satisfy our debts as they fall due and the value of our assets exceeds our liabilities.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, and our Fourth Amended and Restated Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of holders of not less than three-fourths of the issued shares of that class and holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by the variation.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate provides otherwise. As permitted by British Virgin Islands law and our Fourth Amended and Restated Memorandum and Articles of Association, directors may be removed by resolution of directors or resolution of shareholders.

Mergers

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merger or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorised by a resolution of shareholders.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any stockholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of stockholders and other books and records. Holders of our shares have no general right under British Virgin Islands law to inspect or obtain copies of our list of stockholders or our corporate records. However, we will provide holders of our shares with annual audited financial statements. See “Where You Can Find Additional Information.”

Conflict of Interest

The BVI Act provides that a director shall, after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed (for example where the transaction is between the company and the director himself or is otherwise in the ordinary course of business and on usual terms and conditions). As permitted by British Virgin Islands law and our Fourth Amended and Restated Memorandum and Articles of Association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered, and sign documents on our behalf which relate to the transaction.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested stockholder” for three years following the date that such person becomes an interested stockholder. An interested stockholder generally is a person or group who or that owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all stockholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such stockholder becomes an interested stockholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested stockholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority stockholders on a board of directors since it permits the minority stockholder to cast all the votes to which the stockholder is entitled on a single director, which increases the stockholder’s voting power with respect to electing such director. There are no prohibitions to cumulative voting under the laws of the British Virgin Islands, but our Fourth Amended and Restated Memorandum and Articles of Association do not provide for cumulative voting.

Anti-takeover Provisions in Our Fourth Amended and Restated Memorandum and Articles of Association

Some provisions of our Fourth Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares.

History of Securities Issuances

We were incorporated on June 21, 2007 with an authorized share capital of 50,000 ordinary shares, par value $1.00 per share. Initially, one share was issued and outstanding and was held by Duoyuan Investments Limited, our sole shareholder. Duoyuan Investments Limited is wholly owned by Wenhua Guo, our chairman and chief executive officer. On December 11, 2007, in connection with a 10,000-for-1 share split of all of our ordinary shares, our authorized share capital was increased to 500,000,000 ordinary shares, par value $0.0001 per share, and Duoyuan Investments Limited’s one share was split into 10,000 ordinary shares. At that time, we also issued and allotted 9,990,000 additional ordinary shares to Duoyuan Investments Limited at par value $0.0001 per share. As a result, Duoyuan Investments Limited held all of the 10,000,000 issued and outstanding ordinary shares as of December 11, 2007. On February 5, 2008, Duoyuan Investments Limited sold

2,000,000 shares of our ordinary shares to GEEMF III Holdings MU, an affiliate of Global Environment Fund, for an aggregate cash purchase price to Duoyuan Investments Limited of $30.2 million.

In connection with a 3-for-1 share split of all of our ordinary shares prior to the completion of our initial public offering on June 29, 2009, our authorized share capital increased to 1,500,000,000 ordinary shares par value $0.000033 per share on June 2, 2009. As a result, Duoyuan Investments Limited holds 24,000,000 of our ordinary shares and GEEMF III Holdings MU holds 6,000,000 of our ordinary shares, par value $0.000033 per share.

We have granted 1,052,631 fully vested ordinary shares to certain employees, including members of our executive management team, but excluding our chief executive officer and chief financial officer, for no consideration, other than par value, which was deemed paid by services already rendered to us, under our 2008 Omnibus Incentive Plan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of this ordinary share issuance to our employees.

Registration Rights

Pursuant to an Investor Rights Agreement dated February 5, 2008, we have granted certain registration rights to holders of our registrable securities, which include ordinary shares owned by certain of our founder and key investor. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights

Holders of at least 10% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities under the Securities Act during the five years following the date of our initial public offering on June 29, 2009, subject to certain limitations. We, however, are not obligated to effect a demand registration (1) during the period beginning on the 60th day prior to our good faith estimate of the filing date of, and ending on the 180th day after the effective date of, a public offering of our securities initiated by us; (2) if we have already effected three demand registrations; or (3) if the securities to be registered can be immediately registered on Form F-3, as applicable. We have the right to defer filing of a registration statement for up to 90 days under certain circumstances but we cannot exercise the deferral right more than once in any 12 month period.

Form F-3 Registration Rights

When we are eligible to register our ordinary shares using Form F-3, holders of registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 so long as the aggregate amount of securities to be sold under the registration statement exceeds $1 million. We, however, are not obligated to file a registration statement on Form F-3 (1) during the period beginning on the 30th day prior to our good faith estimate of the filing date of, and ending on the 90th day after the effective date of, a public offering of securities initiated by us, or (2) if we have already effected two registrations on Form F-3 within the 12 month period preceding the date of such request. We may defer filing of a registration statement on Form F-3 for up to 90 days under certain circumstances, but we cannot exercise the deferral right more than once in any 12 month period.

Piggyback Registration Rights

If we propose to file a registration statement for a public offering of our securities other than certain excluded registrations, we must offer holders of registrable securities an opportunity to include in such registration all or any part of their registrable securities. We must use our best efforts to cause to be registered all of the registrable securities so requested to be registered. We have the right to terminate or withdraw any registration statement initiated by us before the effective date of such registration statement.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or F-3 registration other than underwriting discounts, selling commissions and fees and disbursements for counsel for selling shareholders, if applicable. We are not required to pay the expenses of a demand registration if such registration request is subsequently withdrawn at the request of holders of at least ten percent of the registrable securities to be registered unless (1) a holder agrees to forfeit its right to one demand registration or (2) such holders learned of a material adverse change in the condition, business or prospects of the company and promptly withdrew the demand registration request as a result.

Indemnification

We are required to indemnify any selling holders of our registrable securities and any underwriters engaged in connection with sales of our ordinary shares pursuant to these registration rights.

Lock-up

The holders of our registrable securities have agreed that, without the prior written consent of Credit Suisse and Piper Jaffray, on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus, exercise any of these registration rights. See “Shares Eligible for Future Sale — Lock-up Agreements.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of two shares deposited with the office in Hong Kong of Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. British Virgin Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find More Information.”

Holding the ADSs

How will I hold my ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in the DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our shares) set by the depositary with respect to the ADSs.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares or any net proceeds from the sale of any shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any governmental approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

•	Before making a distribution, any withholding taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may, upon our timely instruction, distribute additional ADSs representing any shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

•	Elective Distributions in Cash or Shares. If we offer holders of our shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you, or it could decide that it is only legal or reasonably practicable to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

•	Rights to Purchase Additional Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and reasonably practicable to make the rights available but that it is practicable to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practicable. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the deposited securities. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares your ADSs represent. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions and upon timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the British Virgin Islands and the provisions of our constitutive documents, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy to be given, substantial opposition exists or the outcome of the matter materially and adversely affects the rights of holders of the shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons Depositing or Withdrawing Shares Must Pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.02 (or less) per ADS	Any distribution of cash, shares, rights or other entitlements to you not made pursuant to a cancellation or withdrawal
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$0.02 (or less) per ADSs per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges, for example, stock transfer taxes, stamp duty or withholding taxes
As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. To date, such reimbursements have amounted to $810,000, which we received in November 2009.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

Change the nominal or par value of our shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the shares that are not distributed to you Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond each of our control as set forth in the deposit agreement;

•	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs, deposited securities or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting shares for deposit, holders and beneficial owners (or authorized representatives) of ADRs, or any person believed in good faith to be competent to give such advice or information;

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, shares or deposited securities.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADRs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such shares or ADSs in its records, and (e) unconditionally guarantees to deliver such shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES ELIGIBLE FOR FUTURE SALE

We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs. Future sales of substantial amounts of our ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs, including ADSs representing ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 48,702,631 outstanding ordinary shares, including ordinary shares represented by ADSs, assuming no exercise of the underwriters’ over-allotment option. Upon completion of this offering, we will have 11,088,160 ADSs outstanding representing approximately 45.5% of our issued and outstanding ordinary shares, assuming no exercise of the underwriters’ over-allotment option. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amount of additional ADSs in the public market could adversely affect prevailing market prices of our ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by our ADSs.

Ordinary shares or ADSs purchased by one of our “affiliates” may not be resold in the United States, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below. All of the ordinary shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 of the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 of the Securities Act. These rules are described below.

Lock-up Agreements

We have agreed that we will not offer for sale, sell, issue, contract to sell, pledge, grant any option for the sale of, enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us, establish or increase a put equivalent position or liquidate or decrease a call equivalent position in our ordinary shares or ADSs within the meaning of Section 16 of the Exchange Act, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs, or transfer or otherwise dispose of, directly or indirectly (or publicly disclose the intention to make any such offer, sale, pledge, grant, issuance, transfer or other disposition, or to establish, increase, liquidate or decrease any such position, or to enter into any such transaction, swap, hedge or other arrangement), any ADSs, our ordinary shares, options or warrants to acquire our ordinary shares or any security or instrument related to such ADS, ordinary share, option or warrant for a period of at least 90 days following the date of this prospectus without the prior written consent of the representatives, except for (1) sales to underwriters pursuant to the underwriting agreement and (2) our sales in connection with granting of options or other rights to purchase ordinary shares under our 2008 Omnibus Incentive Plan. However, in the event that either: (1) during the period that begins on the date that is 18 calendar days before the last day of the lock-up period and ends on the last day of the lock-up period, (a) we issue an earnings release, (b) we publicly announce material news or (c) a material event relating to us occurs; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the foregoing lock-up restrictions shall continue to apply until the expiration of the date that is 18 calendar days after the date on which (i) we issue the earnings release, (ii) we publicly announce the material news or (iii) a material event relating to us occurs, unless Credit Suisse and Piper Jaffray waive the extension in writing.

Our directors and executive officers and the selling shareholders have agreed that they will not offer for sale, sell, contract to sell, pledge, grant any option for the sale of, enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by them, establish or increase a put equivalent position or liquidate or decrease a call equivalent position in our ordinary shares or ADSs within the meaning of Section 16 of the Exchange Act, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs, or transfer or otherwise dispose of, directly or indirectly (or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or other disposition, or to establish, increase, liquidate or decrease any such position, or to enter into any such transaction, swap, hedge or other arrangement), any ADSs, our ordinary shares, options or warrants to acquire our ordinary shares or any security or instrument related to such ADS, ordinary share, option or warrant for a period of at least 90 days following the date of this prospectus without the prior written consent of the Credit Suisse and Piper Jaffray, except for (1) sales to underwriters pursuant to the underwriting agreement, (2) transfers of our Ordinary Shares or ADSs in connection with a bona fide gift, to a family member or to a trust or entity directly or indirectly controlled by such directors, executive officers or selling shareholders provided that the transferee agrees to be bound in writing by similar lock-up restrictions, and (3) certain other exceptions. However, in the event that either: (1) during the period that begins on the date that is 18 calendar days before the last day of the lock-up period and ends on the last day of the lock-up period, (a) we issue an earnings release, (b) we publicly announce material news or (c) a material event relating to us occurs; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the foregoing lock-up restrictions shall continue to apply until the expiration of the date that is 18 calendar days after the date on which (i) we issue the earnings release, (ii) we publicly announce the material news or (iii) a material event relating to us occurs, unless Credit Suisse and Piper Jaffray waive the extension in writing.

Rule 144

Under Rule 144 of the Securities Act, a person who is not one of our affiliates at any time during the three months preceding a sale and has beneficially owned restricted shares of our ordinary shares for at least six months are entitled to sell an unlimited number of those shares in the United States provided current public information about us is available and, after one year, are entitled to sell an unlimited number of those shares without restriction. Our affiliates who have beneficially owned restricted shares of our ordinary shares for at least six months are entitled to sell, within any three-month period, the number of shares that does not exceed the greater of:

•	1% of the number of our ordinary shares then outstanding, which will equal approximately 487,026 ordinary shares immediately after this offering; or

•	the average weekly reported trading volume of our ordinary shares in the form of ADSs on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed with the Securities and Exchange Commission by such person.

Sales by affiliates under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

2008 Omnibus Incentive Plan

On June 26, 2009, we filed a registration statement on Form S-8 under the Securities Act covering a total of 2,105,262 ordinary shares reserved for issuance under our 2008 Omnibus Incentive Plan. The ordinary shares registered under such registration statement are, subject to the lockup agreements and volume limitations under Rule 144 applicable to affiliates, available for sale in the open market upon grant or upon the exercise of vested options.

Registration Rights

GEF and Chairman Guo are entitled to registration rights with respect to certain ordinary shares that they hold under a written agreement between us and such holders. This agreement requires us, upon request of the holders, from time to time to file registration statements to facilitate registered sales by those holders of ordinary shares in the United States. In addition, the agreement provides that these holders may require us to include their ordinary shares in registration statements filed by us relating to securities offerings of ordinary shares in the United States. We are required to indemnify the holders and any underwriters in connection with sales of ordinary shares pursuant to any of these registration statements and we are required to bear all expenses in connection with these registrations. See “Description of Share Capital — Registration Rights” for a more detailed description of these registration rights. These holders have agreed that, without the prior written consent of Credit Suisse and Piper Jaffray, on behalf of the underwriters, they will not, during the period ending 90 days after the date of this prospectus, exercise any of their registration rights. See “— Lock-up Agreements.”

TAXATION

The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax consequences of an investment in our ordinary shares or ADSs. It is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of British Virgin Islands tax law, it represents the opinion of Maples and Calder, our British Virgin Islands counsel.

British Virgin Islands Taxation

Under the BVI Act as currently in effect, a holder of ordinary shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the ordinary shares and all holders of ordinary shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.

People’s Republic of China Taxation

In 2007, the PRC National People’s Congress enacted the PRC Enterprise Income Tax Law and related implementation rules, or the new EIT law, which became effective on January 1, 2008. The New EIT Law provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “tax resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.

Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management bodies” which are applicable to our company. A substantial majority of the members of our management team are located in China. If our company is considered a PRC tax resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, our company will be subject to the uniform 25% enterprise income tax rate as to our global income as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and the Implementing Rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempted income”, we can not assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, dividends payable by us to our investors and gain on the sale of our shares may become subject to PRC withholding tax.

U.S. Federal Income Taxation

The following is a discussion of certain material U.S. federal income tax consequences to U.S. holders (as defined below) of purchasing, owning and disposing of our shares and ADSs. This discussion does not address any aspects of U.S. federal gift or estate tax or the state, local or non-U.S. tax consequences of an investment in our shares or ADSs.

YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES OR ADSs IN YOUR PARTICULAR SITUATION.

This discussion applies only to those investors that hold shares or ADSs as capital assets within the meaning of section 1221 of the Code. This section does not apply to U.S. holders that may be subject to special tax rules, including but not limited to:

•	dealers in securities or currencies;

•	traders in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	banks, insurance companies or certain financial institutions;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through such entities;

•	regulated investment companies or real estate investment trusts;

•	holders liable for alternative minimum tax;

•	holders that actually or constructively owns 10% or more of the total combined voting power of all classes of our shares entitled to vote;

•	holders that holds shares or ADSs as part of a straddle, hedging or conversion transaction; or

•	holders whose functional currency is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations, published rulings and other administrative guidance of the U.S. Internal Revenue Service and court decisions, all as in effect on the date hereof. These laws are subject to change or different interpretation by the U.S. Internal Revenue Service or a court, possibly on a retroactive basis.

For purposes of the U.S. federal income tax discussion below you are a “U.S. holder” if you beneficially own our shares or ADSs and are:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust, if (a) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (b) if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of our shares or ADSs, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of our shares or ADSs that is a partnership or partners in such a partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of our shares or ADSs.

For U.S. federal income tax purposes, holders of our ADSs will be treated as the owners of shares represented by such ADSs.

Taxation of Dividends and Other Distributions

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any distributions with respect to your ADSs or shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. If you are a non-corporate U.S. holder, including an individual, and have held your ADSs or shares for a sufficient period of time, dividend distributions on our ADSs or shares will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ADSs or shares continue to be readily tradable on the New York Stock Exchange or another established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will be applied to you with respect to dividend distributions, if any, you receive from us.

Dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations. If we distribute non-cash property as a dividend (other than pro rata distributions of our shares) out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), you generally will include in income an amount equal to the fair market value of the property, on the date that it is distributed.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in your shares or ADSs and thereafter as capital gain. However, we do not plan on calculating our earnings and profits for U.S. federal income tax purposes, and U.S. holders therefore should generally assume that any distributions paid by us are paid out of our earnings and profits for this purpose.

Taxation of Dispositions of ADSs or Shares

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount that you realize and your tax basis in your shares or ADSs. Prior to January 1, 2011, capital gains of a non-corporate U.S. holder are generally taxed at a maximum rate of 15% where the property is held for more than one year. Your ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company

We do not expect to be a PFIC for U.S. federal income tax purposes for the current tax year or in the foreseeable future. The determination of whether or not we are a PFIC in respect of any of our taxable years is a factual determination that cannot be made until the close of the applicable tax year and that is based on the types of income we earn and the value and composition of our assets (including goodwill), all of which are subject to change. Therefore, we can make no assurances that we will not be a PFIC in respect of our current taxable year or in the future. Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

In general, we will be a PFIC in any taxable year if either:

•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), the excess of gains over losses from certain types of transactions in commodities, annuities and gains from assets that produce passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any corporation which we own, directly or indirectly, at least 25% (by value) of the stock.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your shares or ADSs; and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares and ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year in respect of which we were, or were treated as, a PFIC generally will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If we were a PFIC in any taxable year during which you held our ADSs or ordinary shares, under certain attribution rules, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

If you own shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. Our ADSs or shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you make this election in a timely fashion, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. Any ordinary income resulting from this election would generally be taxed at ordinary income tax rate and would not be eligible for the reduced rate of tax applicable to qualified dividend income. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. The mark-to-market election will not be available for any lower-tier PFIC that is deemed to be owned pursuant to the attribution rules discussed above. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a mark-to-market election with respect to your ADSs or shares.

We do not intend to furnish you with the information that you would need in order to make a “qualified electing fund” election to include your share of its income on a current basis and you will, therefore, not be able to make or maintain such election with respect to your ADSs or shares.

If you own our shares or ADSs during any year that we are a PFIC, you must file U.S. Internal Revenue Service Form 8621 regarding your shares or ADSs and the gain realized on the disposition of the shares or

ADSs. The reduced tax rate for dividend income, discussed in “Taxation of Dividends,” is not applicable to dividends paid by a PFIC. You should consult with your own tax advisor regarding reporting requirements with respect to your shares or ADSs.

Information Reporting and Backup Withholding

In general, dividend payments with respect to our ADSs or shares and the proceeds received on the sale or other disposition of our ADSs or shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS.

PROSPECTIVE PURCHASERS OF OUR ADSS OR SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS OR SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the British Virgin Islands with limited liability. We are incorporated in the British Virgin Islands because of certain benefits associated with being a British Virgin Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Commerce & Finance Law Offices, our counsel as to Chinese law, has advised us that there is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Commerce & Finance Law Offices has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the British Virgin Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

We have been advised by Maples and Calder, our counsel as to British Virgin Islands law, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised by Maples and Calder that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the British Virgin Islands under the common law doctrine of obligation.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated     , 2010, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Piper Jaffray & Co. are acting as representatives, the following respective numbers of ADSs:

Underwriters	Number of ADSs

Credit Suisse Securities (USA) LLC
Piper Jaffray & Co.

Total	4,063,160

The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults on the purchase, commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We and a selling shareholder have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 400,000 additional ADSs from us and up to an aggregate of 200,000 additional ADSs from such selling shareholder at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of the ADSs.

The representatives have advised us that the underwriters propose to initially offer the ADSs to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of US$      per ADS. No further discount will be allowed to dealers or re-allowed by dealers to other dealers. If all of the ADSs are not sold at the public offering price, the representatives may change the concession and discount and the other selling terms.

The following table summarized the compensation and estimated expenses we and the selling shareholders will pay. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per ADS		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions payable by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions payable by the selling shareholders	$	$	$	$
Expenses payable by the selling shareholders	$	$	$	$

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the ADSs being offered.

We have agreed that we will not offer for sale, sell, issue, contract to sell, pledge, grant any option for the sale of, enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by us, establish or increase a put equivalent position or liquidate or decrease a call equivalent position in our ordinary shares or ADSs within the meaning of Section 16 of the Exchange Act, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs, or transfer or otherwise dispose of, directly or indirectly (or publicly disclose the intention to make any such offer, sale, pledge, grant, issuance, transfer or other disposition, or to establish, increase, liquidate or decrease any such position, or to enter into any such transaction, swap, hedge or other arrangement), any ADSs, our ordinary shares, options or warrants to acquire our ordinary shares or any security or instrument related to such ADS, ordinary share, option or warrant for a period of at least 90 days following the date of this prospectus without the prior written consent of the representatives, except for (1) sales to underwriters pursuant to the underwriting agreement, and (2) our sales in connection with granting of options or other rights to purchase ordinary shares under our 2008 Omnibus Incentive Plan. However, in the event that either: (1) during the period that begins on the date that is 18 calendar days before the last day of the lock-up period and ends on the last day of the lock-up period, (a) we issue an earnings release, (b) we publicly announce material news or (c) a material event relating to us occurs; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the foregoing lock-up restrictions shall continue to apply until the expiration of the date that is 18 calendar days after the date on which (i) we issue the earnings release, (ii) we publicly announce the material news or (iii) a material event relating to us occurs, unless the representatives waive the extension in writing.

Our directors and executive officers and the selling shareholders have agreed that they will not offer for sale, sell, contract to sell, pledge, grant any option for the sale of, enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by them, establish or increase a put equivalent position or liquidate or decrease a call equivalent position in our ordinary shares or ADSs within the meaning of Section 16 of the Exchange Act, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or ADSs, or transfer or otherwise dispose of, directly or indirectly (or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or other disposition, or to establish, increase, liquidate or decrease any such position, or to enter into any such transaction, swap, hedge or other arrangement), any ADSs, our ordinary shares, options or warrants to acquire our ordinary shares or any security or instrument related to such ADS, ordinary share, option or warrant for a period of at least 90 days following the date of this prospectus without the prior written consent of the representatives, except for (1) sales to underwriters pursuant to the underwriting agreement, (2) transfers of our ordinary shares or ADSs in connection with a bona fide gift, to a family member or to a trust or entity directly or indirectly controlled by such directors, executive officers or selling shareholders provided that the transferee agrees to be bound in writing by similar lock-up restrictions, and (3) certain other exceptions. However, in the event that either: (1) during the period that begins on the date that is 18 calendar days before the last day of the lock-up period and ends on the last day of the lock-up period, (a) we issue an earnings release, (b) we publicly announce material news or (c) a material event relating to us occurs; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, then in either case the foregoing lock-up restrictions shall continue to apply until the expiration of the date that is 18 calendar days after the date on which (i) we issue the earnings release, (ii) we publicly announce the material news or (iii) a material event relating to us occurs, unless the representatives waive the extension in writing.

We, our chairman Mr. Wenhua Guo and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Our ADSs are listed on the New York Stock Exchange under the symbol “DGW”.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•	Syndicate covering transactions involve purchases of ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on NYSE or otherwise and, if commenced, may be discontinued at any time.

This prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. Other than the prospectus in electronic format, the information contained on, or that may be accessed through, the web site of any of the underwriters is not part of this prospectus. One or more of the underwriters participating in this offering may distribute prospectuses by electronic means, such as e-mail. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have, from time to time, engaged, and may in the future engage, in commercial banking, investment banking transactions or other services with us, our affiliates or our officers and directors for which they have received or will receive customary fees and commissions.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of our ADSs has been made or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including such date, an offer of our ADSs may be made to the public in the Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of our ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended (the “FSMA”), except to legal entities which are authorized or regulated to operate in the financial market or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority. The underwriters represent, warrant and agree that (i) they have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by them in connection with the issue or sale of our ADSs to persons who have professional experience in matters relating to investing falling within Article 19(5) of the Financial Services and Market Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of the FSMA does not apply to us and (ii) they have complied with and will comply with all applicable provisions of the FSMA with respect to anything done by them in relation to our ADSs in, from or otherwise involving the United Kingdom.

Switzerland

This document does not constitute a prospectus within the meaning of Art. 652a of the Swiss Code of Obligations. Our ADSs may not be sold directly or indirectly in or into Switzerland except in a manner which will not result in a public offering within the meaning of the Swiss Code of Obligations. Neither this document nor any other offering materials relating to our ADSs may be distributed, published or otherwise made available in Switzerland except in a manner which will not constitute a public offer of our ADSs in Switzerland.

Japan

The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan, or the Securities and Exchange Law, and the ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Hong Kong

Our ADSs may not be offered or sold by means of any document other than: (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance. No advertisement, invitation or other document relating to our ADSs may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, where such document is directed at, or the contents are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the laws of Hong Kong), other than with respect to such ADSs that is intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(1) to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2) where no consideration is given for the transfer; or

(3) by operation of law.

British Virgin Islands

This prospectus does not constitute a public offer of the ADSs or our ordinary shares, whether by way of sale or subscription, in the British Virgin Islands. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or our ordinary shares in the British Virgin Islands.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

Kingdom of Bahrain

The offering is restricted in the Kingdom of Bahrain to banks, financial institutions and professional investors and any person receiving this prospectus in the Kingdom of Bahrain and not falling within those categories is ineligible to purchase the ADSs.

State of Kuwait

The ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the ADSs in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Kingdom of Saudi Arabia

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. The ADSs may only be offered and sold in the Kingdom of Saudi Arabia in accordance with Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (the “Regulations”) and, in accordance with Part 5 (Exempt Offers) Article 17(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or its equivalent. Investors are informed that Article 20 of the Regulations places restrictions on secondary market activity with respect to the ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us.

General

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

LEGAL MATTERS

The validity of the ADSs and certain legal matters as to United States federal securities and New York law will be passed upon for us by Winston & Strawn LLP. Certain legal matters as to United States federal securities and New York law will be passed upon for the underwriters by O’Melveny & Myers LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to British Virgin Islands law will be passed upon for us by Maples and Calder. Winston & Strawn LLP will rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Tian Yuan Law Firm. O’Melveny & Myers LLP will rely upon Tian Yuan Law Firm with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 included in this prospectus have been audited by Grant Thornton, an independent registered public accounting firm, as stated in their report appearing elsewhere in this prospectus, and have been so included in reliance upon the report of this firm given upon their authority as experts in accounting and auditing.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth an itemization of expenses, excluding underwriting discounts and commissions, which we expect to incurr in connection with this offering.

Securities and Exchange Commission registration fee	$12,571
Financial Industry Regulatory Authority, Inc. filing fee	21,154
New York Stock Exchange fee	12,000
Legal fees and expenses	200,000
Accounting fees and expenses	150,000
Printing fees and expenses	125,000
Other fees and expenses	200,000

Total	$720,725

All amounts are estimated except the Securities and Exchange Commission registration fee and the FINRA filing fee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form F-1 with the Securities and Exchange Commission for the ordinary shares and ADSs we and the selling shareholders are offering by this prospectus. A related registration statement on Form F-6 has also been filed with the Securities and Exchange Commission to register the ADSs as evidenced by the ADRs. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are required to file annual reports on Form 20-F within six months of our fiscal year end, and we will submit other reports and information under cover of Form 6-K with the Securities and Exchange Commission. You can read our Securities and Exchange Commission filings, including the registration statement, over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 100 F Street,

NE, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, NE, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of our ADSs and, upon our request, will mail to all record holders of our ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. We also intend to furnish to the Securities and Exchange Commission under Form 6-K quarterly reports containing certain unaudited financial information.

DUOYUAN GLOBAL WATER INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Duoyuan Global Water Inc.

We have audited the accompanying consolidated balance sheets of Duoyuan Global Water Inc., and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for the year ended December 31, 2008 and the related combined and consolidated statements of income, shareholders’/owner’s equity and cash flows for each of the years in the two year period ended December 31, 2007.

These financial statements are the responsibility of the Companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and combined and consolidated financial statements of Duoyuan Global Water Inc. and subsidiaries referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2008 and 2007 and the related consolidated statements of income, shareholders’ equity and cash flows for the year ended December 31, 2008 and the related combined and consolidated results of their operations, changes in shareholders’ /owner’s equity and their cash flows for each of the years in the two year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/  Grant Thornton

Hong Kong
March 3, 2009, except for Note 20, as to which the
date is June 1, 2009.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2008

	December 31,	December 31,	December 31,
	2007	2008	2008
	RMB	RMB	US$

ASSETS
CURRENT ASSETS:
Cash	28,052,825	198,518,061	$29,097,554
Accounts receivable	132,408,363	137,549,786	20,161,200
Inventories, net of reserve for obsolescence	22,532,294	46,726,339	6,848,859
Other receivables	224,528	46,500	6,815
Related party receivables	102,010,133	—	—
Other current assets	—	645,376	94,595
Deposits	—	9,990,000	1,464,273

Total current assets	285,228,143	393,476,062	57,673,296

PLANT AND EQUIPMENT, net	120,525,932	117,681,359	17,249,008

OTHER ASSETS:
Prepaid leases	9,728,689	22,481,491	3,295,199
Deferred tax assets	4,759,762	4,446,899	651,799

Total other assets	14,488,451	26,928,390	3,946,998

Total assets	420,242,526	538,085,811	$78,869,302

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable	69,000,000	20,000,000	$2,931,477
Accounts payable	19,641,355	38,696,788	5,671,937
Other payables	7,351,758	24,927,232	3,653,680
Related party payables	622,368	—	—
Taxes payable	13,700,637	10,768,521	1,578,383

Total current liabilities	110,316,118	94,392,541	13,835,477

SHAREHOLDERS’ EQUITY:
Ordinary shares, US$0.000033 par value: Authorized shares — 1,500,000,000; Issued and outstanding — 30,000,000 shares	7,295	7,295	1,069
Additional paid-in capital	132,455,705	132,455,705	19,414,541
Statutory reserves	20,268,552	36,413,141	5,337,214
Retained earnings	157,194,856	274,817,129	40,281,001

Total shareholders’ equity	309,926,408	443,693,270	65,033,825

Total liabilities and shareholders’ equity	420,242,526	538,085,811	$78,869,302

The accompanying notes are an integral part of this statement.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	December 31,	December 31,	December 31,	December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$

REVENUE	292,862,638	423,962,115	592,699,273	$86,874,206
COST OF REVENUE	178,124,362	272,401,958	326,808,954	47,901,642

GROSS PROFIT	114,738,276	151,560,157	265,890,319	38,972,564
RESEARCH AND DEVELOPMENT EXPENSES	12,856,680	14,405,106	16,370,230	2,399,447
SELLING EXPENSES	27,672,287	30,697,853	37,076,066	5,434,381
GENERAL AND ADMINISTRATIVE EXPENSES:
General and administrative expenses from operations	10,242,563	11,033,611	15,300,559	2,242,662
Public offering costs	—	—	20,491,002	3,003,445

OPERATING INCOME	63,966,746	95,423,587	176,652,462	25,892,629
INTEREST EXPENSE	7,371,761	5,759,416	3,117,818	456,991
OTHER INCOME	2,506,788	4,522,689	1,278,478	187,392
LOSS FROM SALE OF PROPERTY	—	—	3,215,744	471,344

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	59,101,773	94,186,860	171,597,378	25,151,686
PROVISION FOR INCOME TAXES	7,402,546	11,798,748	37,830,516	5,544,964

INCOME FROM CONTINUING OPERATIONS	51,699,227	82,388,112	133,766,862	19,606,722
DISCONTINUED OPERATIONS
Net income from discontinued operations, net of taxes	1,113,190	401,791	—	—
Loss on sale of discontinued operations	—	(581,558)	—	—

TOTAL INCOME (LOSS) FROM DISCONTINUED OPERATIONS	1,113,190	(179,767)	—	—

NET INCOME	52,812,417	82,208,345	133,766,862	$19,606,722

Earnings per share (basic and diluted):
Income from continuing operations	—	2.75	4.46	$0.65
Income from discontinued operations, net of taxes	—	(0.01)	—	—
Net income	—	2.74	4.46	$0.65
Weighted average number of basic and diluted shares outstanding	—	30,000,000	30,000,000	30,000,000

The accompanying notes are an integral part of this statement.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’/OWNER’S EQUITY
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

		Additional
	Ordinary	Paid-In	Statutory	Retained
	Shares	Capital	Reserves	Earnings	Totals
	RMB	RMB	RMB	RMB	RMB

BALANCE, January 1, 2006	—	132,463,000	6,080,235	36,362,411	174,905,646
Net income	—	—	—	52,812,417	52,812,417
Statutory reserves	—	—	5,276,021	(5,276,021)	—

BALANCE, December 31, 2006	—	132,463,000	11,356,256	83,898,807	227,718,063
Net income	—	—	—	82,208,345	82,208,345
Statutory reserves	—	—	8,912,296	(8,912,296)	—
Issuance of 30,000,000 shares	7,295	(7,295)	—	—	—

BALANCE, December 31, 2007	7,295	132,455,705	20,268,552	157,194,856	309,926,408
Net income	—	—	—	133,766,862	133,766,862
Statutory reserves	—	—	16,144,589	(16,144,589)	—

BALANCE, December 31, 2008	7,295	132,455,705	36,413,141	274,817,129	443,693,270

BALANCE, December 31, 2008 (US$)	$1,069	$19,414,541	$5,337,214	$40,281,001	$65,033,825

The accompanying notes are an integral part of this statement.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	December 31,	December 31,	December 31,	December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	52,812,417	82,208,345	133,766,862	$19,606,722
Less: Net income from discontinued operations	1,113,190	(179,767)	—	—

Net income from continuing operations	51,699,227	82,388,112	133,766,862	19,606,722
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	7,872,915	8,254,977	8,711,905	1,276,937
Amortization	245,835	245,833	384,756	56,395
Loss from sale of property	—	—	3,215,744	471,344
(Increase) decrease in assets:
Accounts receivable	(12,460,201)	(41,102,815)	(5,141,423)	(753,598)
Inventories	(11,057,502)	40,123,010	(24,194,045)	(3,546,214)
Other receivables	1,802,653	2,206,304	178,028	26,094
Related party receivables	(1,930,070)	(58,539,020)	102,010,133	14,952,017
Deposits	231,515	1,143,085	(9,990,000)	(1,464,273)
Other current assets	—	—	(645,376)	(94,595)
Costs in excess over billings on uncompleted contracts	4,114,932	—	—	—
Deferred tax assets	(1,087,919)	(101,974)	312,863	45,857
Other non-current assets	(3,500,000)	3,500,000	—	—
Increase (decrease) in liabilities:
Accounts payable	(11,873,428)	11,528,690	19,055,433	2,793,028
Advances from customers	(4,020,858)	(3,893,249)	—	—
Deferred tax liabilities	475,429	(742,415)	—	—
Other payables	1,675,293	(2,069,639)	17,575,474	2,576,105
Related party payables	—	622,368	(622,368)	(91,223)
Taxes payable	8,015,036	3,088,475	(2,932,116)	(429,771)

Total operating cash flows provided by continuing operations	30,202,857	46,651,742	241,685,870	35,424,825
Discontinued operations	582,429	25,417,970	—	—

Total cash flows provided by operating activities	30,785,286	72,069,712	241,685,870	35,424,825

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of building	—	—	(6,020,634)	(882,467)
Purchase of equipment	—	(38,941,600)	(16,200,000)	(2,374,496)

Total investing cash flows used in continuing operations	—	(38,941,600)	(22,220,634)	(3,256,963)
Discontinued operations	—	1,911,057	—	—

Total cash flows used in investing activities	—	(37,030,543)	(22,220,634)	(3,256,963)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term notes	109,000,000	69,000,000	20,000,000	2,931,477
Repayments on short-term notes	(145,000,000)	(84,000,000)	(69,000,000)	(10,113,595)

Total cash flows used in financing activities	(36,000,000)	(15,000,000)	(49,000,000)	(7,182,118)

NET INCREASE IN CASH OF DISCONTINUED OPERATIONS	(155,651)	583,524	—	—
INCREASE IN CASH	(5,370,365)	20,622,693	170,465,236	24,985,744
CASH, beginning of period	12,800,497	7,430,132	28,052,825	4,111,810

CASH, end of period	7,430,132	28,052,825	198,518,061	$29,097,554

The accompanying notes are an integral part of this statement.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2007 and 2008

Note 1 — Organization and description of business

Duoyuan Global Water Inc. (the “Company”), indirectly wholly owned by Wenhua Guo, was incorporated under the laws of the British Virgin Islands on June 21, 2007, as a holding company to acquire Duoyuan Clean Water Technology Industries (China) Co., Ltd. (“Duoyuan Beijing”) and Duoyuan Water Treatment Equipment Manufacturing (Langfang) Co., Ltd. (“Duoyuan Langfang”) from Hydroresource Technology Limited (“HTL”), a company solely owned by Wenhua Guo which owned 100% of the equity interest of Duoyuan Beijing and 100% of the equity interest of Duoyuan Langfang. Under its Memorandum of Association, the Company is authorized to issue a maximum of 1,500,000,000 ordinary shares with a par value of $0.000033. Duoyuan Beijing and Duoyuan Langfang became the wholly-owned subsidiaries of the Company (collectively referred to as the “Group”) on September 3, 2007 and November 29, 2007, respectively.

Prior to the dates in 2007 that Duoyuan Beijing and Duoyuan Langfang were acquired by the Company, the accompanying combined financial statements combine the statements of income, owner’s equity and cash flows of these companies. As of the acquisition dates noted above, the companies became subsidiaries of the Company, resulting in the financial statements of Duoyuan Beijing and Duoyuan Langfang being consolidated with the financial statements of the Company.

The Group’s business operations are all conducted in the People’s Republic of China (“PRC”).

Duoyuan Beijing is located in Beijing and was first established on April 7, 1992, and approved by the People’s Government of Chongwen District, Beijing, to do business in China. Duoyuan Beijing’s principal business activities include the marketing, sales and service of water environment protection equipment and water treatment products.

Duoyuan Langfang is located in the city of Langfang, which is in the province of Hebei, China. Its principal business activities include the development, manufacturing and after-sale service of water environment protection equipment and water treatment equipment. Duoyuan Langfang was established on June 22, 2000, and approved by the Management Committee of the Langfang Economic & Technical Development Zone to do business in China.

Huanan Duoyuan Water Supply Co., Ltd. (“Duoyuan Huanan”) is located in Huanan County in the province of Heilongjiang, China. It is primarily engaged in the construction, operations and service of local tap water supplying systems. Registered with Huanan County Administration for Industrial and Commerce, Duoyuan Huanan was established on November 15, 2002. On July 1, 2007, Duoyuan Beijing and Duoyuan Langfang sold their respective 50% ownership interests in Duoyuan Huanan to Duoyuan Asian Water Inc., wholly owned by Wenhua Guo, thereby making Duoyuan Huanan a discontinued operation for all periods presented (see Note 15).

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying combined and consolidated financial statements have been prepared by the Group in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). As discussed in Notes 1 and 15, the results of operations and cash flows of Duoyuan Huanan have been reported as a discontinued operation for all periods presented. Unless otherwise indicated, all disclosures in the notes to the combined and consolidated financial statements relate to continuing operations.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006, 2007 and 2008

Basis of combination and consolidation

The combined and consolidated financial statements include the combined revenues, expenses and cash flows of Duoyuan Beijing and Duoyuan Langfang at and for the year ended December 31, 2006 and on a consolidated basis since the dates the companies became subsidiaries of the Company (see Note 1). All intercompany transactions and balances have been eliminated in combination and consolidation.

Transfer of net assets

Statement of Financial Accounting Standards No. 141 (SFAS 141), “Business Combinations” describes the method of accounting for a transfer of assets or exchange of shares between entities under common control. The entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Since the Company and HTL are both under the common control of Wenhua Guo, the assets and liabilities of Duoyuan Beijing and Duoyuan Langfang were transferred at their respective carrying amounts at the date of transfer as discussed in Note 1.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined and consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the combined and consolidated financial statements include the reserve for doubtful accounts receivable, reserve for inventory obsolescence, the useful lives of and impairment of fixed assets and prepaid leases, reserve for warranty costs and valuation of deferred tax assets. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Convenience translation

The Group’s functional currency is RMB. The Group maintains its financial statements in the functional currency. Translations of amounts from RMB into US dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8225, representing the noon buying rate in the City of New York for cable transfers of RMB, intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US dollars at that rate on December 31, 2008.

Cash and concentration of risk

Cash includes cash on hand and demand deposits in accounts maintained with state-owned banks within the PRC. Total cash at December 31, 2007 and 2008, amounted to RMB28,052,825 and RMB198,518,061 ($29,097,554), respectively of which no deposits are covered by insurance. The Group has not experienced any losses in such accounts and believes that it is not exposed to any risks on its cash in bank accounts.

Accounts receivable, trade and allowance for doubtful accounts

The Group’s business operations are conducted in the PRC. During the normal course of business, the Group extends unsecured credit to its customers. Management reviews its accounts receivable quarterly and determines the amount of allowances, if any, necessary for doubtful accounts. Based upon its reviews, management does not believe, for any dates presented, that an allowance for doubtful accounts is required.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006, 2007 and 2008

The changes in the allowance for doubtful accounts are summarized as follows:

Year Ended December 31,
	2007	2008
	RMB	RMB	US$

Balance at beginning of year	—	—	—
Additions (charged to expense)	—	—	—
Adjustments	—	—	—
Deductions	—	—	—

Balance at end of year	—	—	—

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the weighted average method.

The Group reviews its inventory on an annual basis for possible obsolescence of its raw materials, work in process and finished goods to determine if a provision for obsolescence is necessary. A reserve for obsolescence of RMB646,716 and RMB128,128 ($18,780) was provided at December 31, 2007 and 2008, respectively.

Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Buildings and leasehold improvements	5-30 Years
Machinery and equipment	5-20 Years
Other equipment	5-10 Years
Furniture and fixtures	2-10 Years
Motor vehicles	5 Years

Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Maintenance, repairs and minor renewals expenses charged to expense amounted to RMB599,274, RMB182,726 and RMB379,155 ($55,574) for 2006, 2007 and 2008, respectively.

Major additions and betterments to property and equipment are capitalized.

The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income.

Long-lived assets

In accordance with Statement of Financial Accounting Standards No. 144 (SFAS 144), “Impairment of Disposal of Long-Lived Assets,” the Group evaluates the carrying value of long-lived assets whenever significant events or changes in circumstances indicate the carrying value of these assets may be impaired. The Group evaluates potential impairment of long-lived assets by comparing the carrying value of the assets to the expected net future cash flows resulting from the use of the assets.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006, 2007 and 2008

Intangible assets

All land in the PRC is owned by the government and cannot be sold to any individual or company. However, the government grants the user a “land use right” to use the land. The Group has the right to use the land for 50 years and is being amortized over the period of use granted by the government using the straight-line method.

Fair value of financial instruments

Statement of Financial Accounting Standards No. 107 (SFAS 107), “Disclosures about Fair Value of Financial Instruments” requires disclosure of the fair value of financial instruments held by the Group. SFAS 107 defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Group considers the carrying amount of cash, accounts receivable, other receivables, related parties receivables, deposits, other assets, accounts payable, other payables, related party payables, and notes payable to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price to the customer is fixed or determinable, and collectibility of payment is reasonably assured. Customers do not have the right to return. Accordingly, the Group recognizes revenue upon documentary evidence of shipment for goods.

While the Group provides after-sales support and services, these services are not part of the contractual terms in selling or delivering its products and the services do not have standalone value to the customers. Accordingly, the Group does not account for the services as a separate unit of accounting per EITF 00-21 and does not recognize revenue associated with the support and services.

During 2006, the Group accounted for long-term construction projects using the completed contract method of accounting which recorded results that were not materially different from using the percentage of completion method of accounting. There were no long-term construction contracts in progress during 2007 and 2008.

Sales revenue represents the invoiced value of goods, net of a value-added tax (“VAT”). All of the Group’s products that are sold in the PRC are subject to a Chinese VAT at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by VAT paid by the Group on raw materials and other materials included in the cost of producing its finished product. The VAT amounts paid and available for offset are maintained in current liabilities.

The Group provides annual sales rebates to its distributors based upon payments of accounts receivable received from its distributors for sales made to them. Sales rebates are recorded as a current liability at the time of the sale based upon the percentage of sales rebate that each distributor is estimated to earn for the year. At year-end, the accrued rebate amount is adjusted to the actual amount earned. Sales rebates are deducted from revenues in the accompanying combined and consolidated statements of income.

Beginning January 26, 2008, the Group began to sell certain spare parts that previously were given to the distributors free of charge. Revenue from the sale of spare parts is recorded at the time of shipment. Revenue for spare parts amounted to RMB8,717,088 ($1,277,697) for the year ended December 31, 2008.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006, 2007 and 2008

Warranty costs

The Group generally warrants its products against defects for the initial six (6) months period of use for small equipment to one (1) year for large equipment. Warranty costs are accrued in other payables based upon an expectation of such costs. Management reviews its warranty costs on a quarterly basis and determines the amount of warranty reserve based upon a review of historical warranty costs. A reserve for warranty costs of RMB2,200,000 ($322,462) has been established at December 31, 2008.

Advertising costs

The Group expenses the cost of advertising as incurred in selling costs. Advertising costs were RMB10,366,441, RMB11,111,300 and RMB14,000,000 ($2,052,034) for the years ended December 31, 2006, 2007 and 2008, respectively.

Research and development costs

Research and development costs are expensed as incurred in research and development costs. Research and development expenses amounted to RMB12,856,680, RMB14,405,106 and RMB16,370,230 ($2,399,447) for the years ended December 31, 2006, 2007 and 2008, respectively.

Shipping and handling costs

Shipping and handling costs are expensed as incurred in cost of revenue. Shipping and handling expenses were RMB5,334,554, RMB7,861,205 and RMB13,130,790 ($1,924,630) for the years ended December 31, 2006, 2007 and 2008, respectively.

Major suppliers

For the years ended December 31, 2006, 2007 and 2008, the following number of suppliers accounted for more than 10% of the Group’s purchases: one at 27% in 2006, one at 22% in 2007 and three at 11%, 14% and 19% in 2008. In the event that these suppliers are not available, alternative suppliers are readily available.

Earnings per share

The Group reports earnings per share in accordance with the provisions of Statement of Financial Accounting Standards No. 128 (SFAS 128), “Earnings Per Share.” SFAS 128 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share.

Basic earnings per share are computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share take into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

Income taxes

The Group reports under the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), “Accounting for Income Taxes”, which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006, 2007 and 2008

reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Group adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN 48), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. At the adoption date, the Group applied FIN 48 to all tax positions for which the statute of limitations remained open. The Group recognized a liability of approximately RMB1.2 million ($176,222) for unrecognized tax benefits in 2007 and 2008. There were no tax positions subject to FIN 48 considerations prior to 2007. The Group has elected to record any future interest or penalties from the uncertain tax position as income tax expense.

Recently issued accounting pronouncements

In June 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (EITF No. 06-3). EITF No. 06-3 permits that such taxes may be presented on either a gross basis or a net basis as long as that presentation is used consistently. The Group’s adoption of EITF No. 06-3 on January 1, 2007 did not impact its consolidated financial statements. The Group presents the taxes within the scope of EITF No. 06-3 on a net basis.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements” which addresses the measurement of fair value by companies when they are required to use a fair value measure for recognition or disclosure purposes under US GAAP. SFAS 157 provides a common definition of fair value to be used throughout US GAAP which is intended to make the measurement of fair value more consistent and comparable and improve disclosures about those measures. SFAS 157 was implemented as of January 1, 2008 and did not have any effect on the Group’s consolidated financial position, liquidity, or results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159), “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115”. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of SFAS 159 is to provide opportunities to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply hedge accounting provisions. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 will be effective in the first quarter of fiscal 2009. The Group has determined that this statement will not have a material effect on its consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R) (SFAS 141R), “Business Combinations”. SFAS 141R retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141R also establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; (b) improves the completeness of the information reported about a business combination by changing the requirements for recognizing assets acquired and liabilities assumed arising from contingencies; (c) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006, 2007 and 2008

(d) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (for acquisitions closed on or after January 1, 2009 for the Group). Early application is not permitted. Since the application of SFAS 141R is effective prospectively, the Group has determined that SFAS 141R will not have a material effect on its consolidated financial statements for any period prior to December 31, 2008.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (SFAS 160), “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” which requires all entities to report noncontrolling interests (previously referred to as minority interests) in subsidiaries as a separate component of equity in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Group has determined that the adoption of this standard will not have a material effect on its consolidated financial statements.

Note 3 —	Inventories

Inventories consist of the following:

	At December 31,
	2007	2008
	RMB	RMB	US$

Raw materials	15,736,718	40,525,410	$5,939,965
Work in process	1,706,685	—	—
Finished goods	5,735,607	6,329,057	927,674

Total	23,179,010	46,854,467	6,867,639
Reserve for obsolescence	(646,716)	(128,128)	(18,780)

Net total	22,532,294	46,726,339	$6,848,859

The changes in the reserve for obsolete inventory account are summarized as follows:

	Year Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB	US$

Balance at beginning of year	856,145	646,716	646,716	$94,792
Deductions	(209,429)	—	(518,588)	(76,012)

Balance at end of year	646,716	646,716	128,128	$18,780

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006, 2007 and 2008

Note 4 —	Property and equipment

Plant and equipment net, consist of the following:

	At December 31,
	2007	2008
	RMB	RMB	US$

Buildings	109,545,358	91,388,689	$13,395,191
Leasehold Improvements	10,167,654	150,000	21,986
Plant and machinery	30,249,471	46,419,371	6,803,865
Office equipment	14,378,593	10,914,960	1,599,847
Motor vehicles	2,362,573	2,250,238	329,826

Total	166,703,649	151,123,258	22,150,715
Less: accumulated depreciation	(46,177,717)	(33,441,899)	(4,901,707)

Plant and equipment, net	120,525,932	117,681,359	$17,249,008

The depreciation expense for the years ended December 31, 2006, 2007 and 2008, amounted to RMB7,872,915, RMB8,254,977 and RMB8,711,905 ($1,276,937), respectively.

Note 5 — Prepaid leases

The land use rights consist of the following:

	At December 31,
	2007	2008
	RMB	RMB	US$

Land use rights	11,028,840	23,000,000	$3,371,198
Less: accumulated amortization	(1,300,151)	(518,509)	(75,999)

Prepaid leases, net	9,728,689	22,481,491	$3,295,199

Total amortization expense for the years ended December 31, 2006, 2007 and 2008, amounted to RMB245,835, RMB245,833 and RMB384,756 ($56,395), respectively. The expected amortization expense for the next five years is RMB523,685 ($76,759) each year.

Note 6 — Supplemental disclosure of cash flow information

Interest expense paid amounted to RMB7,371,761, RMB5,759,416 and RMB3,117,818 ($456,991) for the years ended December 31, 2006, 2007 and 2008, respectively.

Income tax payments amounted to nil, RMB10,612,162 and RMB40,449,769 ($5,928,878) for the periods ended December 31, 2006, 2007 and 2008, respectively. Taxes paid in 2007 were related to taxes due for 2005 and 2006. Taxes paid in 2008 were related to taxes due for 2007 and the first three quarters of 2008.

Note 7 — Deposits

Deposits are monies advanced to a vendor for construction of a production line.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006, 2007 and 2008

Note 8 — Related party transactions

Wenhua Guo has control and ownership in various entities which are described in this note and other notes to the financial statements. Management believes that all transactions with these related parties are at arms length. The Group’s related party balances consist of the following:

Amounts due from related parties

	At December 31,
	2007	2008
	RMB	RMB	US$

Duoyuan Asian Water Inc.	13,114,046	—	—
Duoyuan Digital Printing Technology Industry (China) Co., Ltd.	281,037	—	—
Duoyuan Information Terminal Manufacture (Langfang) Co., Ltd.	44,781,037	—	—

Total	58,176,120	—	—

The related party receivable from Duoyuan Asian Water Inc. (“Duoyuan Asian Water”) at December 31, 2007 was principally composed of the balance due as a result of the Group’s sale of Duoyuan Huanan to Duoyuan Asian Water (see Note 15).

The related party receivable from Duoyuan Digital Printing Technology Industry (China) Co., Ltd. (“Duoyuan Digital Printing”) at December 31, 2007 represented office rental payments due.

The related party receivable from Duoyuan Information Terminal Manufacture (Langfang) Co., Ltd. (“Duoyuan Facsimile”) at December 31, 2007 represented an amount of RMB281,037 ($41,193) paid to Duoyuan Facsimile as a deposit for office rental and also included an amount of RMB44,500,000 ($6,522,536) paid to Duoyuan Facsimile as a deposit to acquire a building and land use right.

The Group did not charge interest on these receivables. The related party receivables from Duoyuan Asian Water, Duoyuan Digital Printing and Duoyuan Facsimile that were outstanding at December 31, 2007 were received in full on March 28, 2008, February 4, 2008 and June 19, 2008, respectively.

Amounts due from a director

	At December 31,
	2007	2008
	RMB	RMB	US$

Wenhua Guo	43,834,013	—	—

Total	43,834,013	—	—

The related party receivable from Wenhua Guo at December 31, 2007 was based upon the following two agreements. On December 10, 2007, Wenhua Guo entered into a loan repayment agreement (“Agreement 1”) with Duoyuan Digital Technology Institute (“Beijing Huiyuan”) and Duoyuan Beijing as of December 31, 2007 to repay Beijing Huiyuan’s obligation to Duoyuan Beijing that at the time amounted to RMB27,363,962 ($4,010,841). This obligation was collateralized by a pledge of Wenhua Guo’s personal shares in Duoyuan Printing, Inc., a public company. The Group did not charge interest on this receivable.

Similarly, on December 12, 2007, Wenhua Guo entered into a loan repayment agreement (“Agreement 2”) with Duoyuan Huanan and Duoyuan Beijing to repay Duoyuan Huanan’s obligation to Duoyuan Beijing that at the time amounted to RMB17,040,051 ($2,497,626). This obligation was also collateralized by a pledge of Wenhua Guo’s personal shares in Duoyuan Printing, Inc., a public company. In December 2007, RMB570,000 ($83,547) in interest was paid towards this obligation thereby reducing the Group’s related party receivable

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006, 2007 and 2008

balance from Agreement 2 to RMB16,470,051 ($2,414,079) at December 31, 2007. These obligations were settled by March 31, 2008.

Amounts due to a related party

	At December 31,
	2007	2008
	RMB	RMB	US$

Duoyuan Investments Limited	622,368	—	—

Total	622,368	—	—

The related party payable to Duoyuan Investments Limited at December 31, 2007 primarily represented auditing fees paid on behalf of the Group by Duoyuan Investments Limited. The Group settled this obligation on September 25, 2008.

Other related party transactions

On December 25, 2006, Duoyuan Langfang entered into a purchase agreement with Duoyuan Facsimile to acquire a building and land use right (“Property A”) from Duoyuan Facsimile for RMB75,600,000 ($11,080,982). On August 3, 2007, Duoyuan Beijing entered into a sales agreement with Duoyuan Facsimile to sell the building and land use right (“Property B”) of Duoyuan Beijing to Duoyuan Facsimile for RMB75,700,000 ($11,095,639). By virtue of the two above agreements, the Group and Duoyuan Facsimile entered into a related party agreement to transfer properties to one another. As of December 31, 2007, a deposit of RMB44,500,000 ($6,522,536) was paid to Duoyuan Facsimile by Duoyuan Langfang for Property A. That amount was returned to the Group by Duoyuan Facsimile before June 28, 2008, as the agreed upon prices of the properties involved were nearly identical. Further, there were no net material gains or losses arising from the properties transferred as the respective net book values of the properties were similar. Independent appraisals performed on said properties and reported on December 24, 2007 valued Property A and Property B at RMB75,600,000 and RMB75,700,000, respectively. The transfer of properties between the Group and Duoyuan Facsimile was made effective on June 18, 2008 upon approval of the local governments.

On December 1, 2007, Duoyuan Beijing entered into certain agreements to transfer all of its trademarks to Duoyuan Investments Limited, the Group’s majority shareholder. Final regulatory approval of the transfer was completed in October 2008. In turn, Duoyuan Investments Limited will grant the Group exclusive, royalty-free perpetual licenses to use and to sublicense these trademarks.

Following the transfer of properties between the Group and Duoyuan Facsimile, the Group entered into an agreement with Duoyuan Facsimile, effective July 1, 2008, to lease office space at the Beijing property for RMB93,679 ($13,731) each month, to be paid quarterly. The lease agreement is set to expire on December 31, 2009, at which time the agreement can be renewed for another one-year term. The Group has the option to renew the lease agreement every year for a period of one year.

On February 5, 2008, the Company and Wenhua Guo were parties to a share purchase agreement (the “Agreement”) between Duoyuan Investments Limited (the “Seller”), a British Virgin Island company wholly owned by Wenhua Guo that owns 100% of the Company, and GEEMF III Holdings MU (the “Buyer”), a private company organized under the laws of the Republic of Mauritius. Upon the terms and conditions of the Agreement, the Seller sold 6,000,000 ordinary shares in the Company, representing a 20% equity interest, to the Buyer for an aggregate cash purchase price to the Seller of $16,100,000, plus a potential earn-out payment

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006, 2007 and 2008

payable to the Seller if certain financial and non-financial milestones with respect to the Company are reached in 2008.

Other related party transactions are described in Note 15.

Note 9 — Notes payable

Notes payable represent amounts due to one bank. The notes consist of the following:

	At December 31,
	2007	2008
	RMB	RMB	US$

Loan amount from Bank of Agriculture	20,000,000	20,000,000	$2,931,477
Maturity date	January 18, 2008	January 16, 2009
Interest rate per annum, paid quarterly	6.732%	8.217%
Loan amount from Bank of Agriculture	29,000,000
Maturity date	February 6, 2008
Interest rate per annum, paid quarterly	6.732%
Loan amount from Bank of Agriculture	20,000,000
Maturity date	September 20, 2008
Interest rate per annum, paid quarterly	8.019%

	69,000,000	20,000,000	$2,931,477

All notes are secured by real estate owned by Duoyuan Facsimile, a related party, following the properties transfer between the Group and Duoyuan Facsimile. The note payable at December 31, 2008 was paid in full by the Group on its maturity date of January 16, 2009.

Note 10 — Other payables

Other payables consist of the following:

	At December 31,
	2007	2008
	RMB	RMB	US$

Professional fees payable for public offering	—	14,141,518	$2,072,777
Housing fund payable	5,865,350	5,865,350	859,707
Warranty reserve	—	2,200,000	322,462
Others	1,486,408	2,720,364	398,734

Total	7,351,758	24,927,232	$3,653,680

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006, 2007 and 2008

Note 11 — Other income

Other income consists of the following:

	At December 31,
	2006	2007	2008
	RMB	RMB	RMB	US$

Interest income	1,239,698	1,318,405	743,735	$109,012
Rental income	1,124,149	3,204,284	533,971	78,267
Others	142,941	—	772	113

Total	2,506,788	4,522,689	1,278,478	$187,392

Note 12 — Income taxes

The provision for income taxes consists of taxes on current income from continuing operations plus unrecognized tax benefits from the application of FIN 48 plus changes in deferred taxes for the periods ended:

	At December 31,
	2006	2007	2008
	RMB	RMB	RMB	US$

Current	8,015,035	12,643,137	37,517,653	$5,499,106
Deferred	(612,489)	(844,389)	312,863	45,858

Total	7,402,546	11,798,748	37,830,516	$5,544,964

All income tax expenses are shown above and are calculated under the Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises.

The charges for taxation are based on the results for the year as adjusted for items which are non-assessable or disallowed. They are calculated using tax rates that have been enacted or granted at the balance sheet dates.

The significant components of deferred tax expenses (benefits) are:

	At December 31,
	2006	2007	2008
	RMB	RMB	RMB	US$

Depreciation	(913,558)	247,737	(2,887)	$(423)
Change in valuation allowance	(28,265)	(549,899)	(39,924)	(5,852)
Other, net	329,334	(542,227)	355,674	52,133

	(612,489)	(844,389)	312,863	$45,858

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006, 2007 and 2008

Deferred tax assets and deferred tax liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose. The following represents the significant components of deferred tax assets and liabilities:

	At December 31,
	2007	2008
	RMB	RMB	US$

Deferred tax assets:
Depreciation	2,935,153	2,938,040	$430,640
Licensing rights amortization	—	—	—
Reserve for inventory obsolescence	71,956	32,032	4,695
Accrued expenses	1,508,859	1,508,859	221,159
Other temporary differences	315,750	—	—

Deferred tax assets	4,831,718	4,478,931	656,494
Valuation allowance on deferred tax assets	(71,956)	(32,032)	(4,695)

Deferred tax assets, net of valuation allowance	4,759,762	4,446,899	651,799

Deferred tax liabilities	—	—	—

Net deferred tax assets	4,759,762	4,446,899	$651,799

At December 31, 2007, net deferred tax assets decreased by RMB403,550 ($59,150) as a result of PRC tax rates enacted during 2007 that were effective as of January 1, 2008. Deferred tax assets and liabilities created previous to 2007 were calculated at rates which differ from the rates that became effective as of January 1, 2008. Management believes that the deferred tax assets are fully realizable as the Group is projected to be profitable during the periods that these tax values would be realized.

Unrecognized tax benefits

Under FIN 48, a reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,
	2007	2008
	RMB	RMB	US$

Balance at beginning of year	—	1,202,277	$176,222
Additions based on tax positions related to the current year	1,202,277	—	—
Additions for tax positions of prior years	—	—	—
Reductions for tax positions of prior years	—	—	—
Reductions as result of lapse of applicable statute of limitations	—	—	—
Settlements	—	—	—

Balance at end of year	1,202,277	1,202,277	$176,222

The Group does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months. At December 31, 2007 and 2008, there is no interest expense accrued for unrecognized tax benefits. Accrued penalties amounted to RMB438,831 ($64,321) at December 31, 2008 and were included in taxes payable.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006, 2007 and 2008

British Virgin Islands income taxes

Under the current laws of the British Virgin Islands, the Company is not subject to tax on its income or capital gains.

Chinese income taxes

Duoyuan Beijing and Duoyuan Langfang are governed by the Income Tax Law of the PRC concerning Foreign Investment Enterprises (“FIEs”) and Foreign Enterprises and various local income tax laws.

Under Chinese Income Tax Laws, prior to January 1, 2008, FIEs were subject to an income tax at an effective rate of 33% (30% state income taxes plus 3% local income taxes) on income as reported in their statutory financial statements after appropriate tax adjustments. Upon approval by the PRC tax authorities, FIEs scheduled to operate for a period of 10 years or more and engaged in manufacturing and production could be exempt from income taxes for two years, commencing with their first profitable year of operations, after taking into account any losses brought forward from prior years, and thereafter with a 50% exemption for the next three years.

Duoyuan Beijing has been a FIE since its inception. This entity status allowed Duoyuan Beijing a two-year income tax exemption, commencing with its first profitable year of operations, and a 50% income tax reduction for the following three years. Accordingly, Duoyuan Beijing had an income tax exemption for the calendar years ended December 31, 2003 and 2004, and a 50% income tax reduction for the calendar years ended December 31, 2005, 2006 and 2007. The normal tax rate for Duoyuan Beijing was 24% as determined by its status as a FIE operating for more than 10 years and implementing the preferential policies of the coastal areas.

Duoyuan Langfang has been a FIE since its inception. This entity status allowed Duoyuan Langfang a two-year income tax exemption, commencing with its first profitable year of operations, and a 50% income tax reduction for the following three years. Accordingly, Duoyuan Langfang had an income tax exemption for the calendar years ended December 31, 2004 and 2005, and a 50% income tax reduction for the calendar years ended December 31, 2006, 2007 and 2008. Also, Duoyuan Langfang is located in a Special Economic & Technical Development Zone and the local tax authority has offered a special tax rate to Duoyuan Langfang for doing business in the special zone. With the approval of the local government, Duoyuan Langfang is exempt from local income taxes for five years, commencing with its first profitable year of operations, and a 50% local income tax reduction for the following five years. As such, Duoyuan Langfang had a local income tax exemption for the years ended December 31, 2004 through 2008, and has a 50% local income tax reduction for the years ended December 31, 2009 through 2013.

The estimated tax savings due to this tax exemption for the years ended December 31, 2006, 2007 and 2008, amounted to RMB12,295,474, RMB19,519,043 and RMB12,355,280 ($1,810,961), respectively.

Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law replaced the income tax laws for Domestic Enterprises (“DEs”) and FIEs. The new standard EIT rate of 25% replaced the 33% rate (or other reduced rates previously granted by tax authorities) currently applicable to both DEs and FIEs. The new standard rate of 25% was applied to calculate certain deferred tax benefits that are expected to be realized in future periods.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006, 2007 and 2008

The following table reconciles the Group’s effective tax rates for the periods ended:

	At December 31,
	2006	2007	2008

BVI income taxes	—	—	—
China income taxes	33.0	33.0	25.0
Local income tax adjustment	(6.9)	(7.3)	—
Tax exemption	(13.0)	(12.9)	(4.1)

Effective income tax rates	13.1%	12.8%	20.9%

Note 13 — Statutory reserves

As stipulated by the relevant PRC laws and regulations applicable to the Company’s subsidiaries in the PRC, the Group is required to make appropriations from net income as determined in accordance with accounting principles and the relevant financial regulations applicable to PRC enterprises (“PRC GAAP”) to non-distributable reserves (also referred to as “statutory reserves”) which included a statutory surplus reserve and a statutory welfare reserve as of December 31, 2005. Based upon revised PRC law which took effect on January 1, 2006, the Group is no longer required to make appropriations to the statutory welfare reserve but appropriation to the statutory surplus reserve are still required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the subsidiaries’ registered capital. Statutory capital of the Company’s subsidiaries is RMB132,463,000.

The statutory surplus reserve is used to offset any future extraordinary losses, as defined by PRC GAAP. The statutory welfare reserve can only be used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed.

The following reconciles the statutory reserves for the periods ended:

	At December 31,
	2007	2008
	RMB	RMB	US$

Beginning of year	11,356,256	20,268,552	$2,970,839
Plus increases	8,912,296	16,144,589	2,366,375
Less reductions (payments)	—	—	—

End of year	20,268,552	36,413,141	$5,337,214

Note 14 — Segment reporting

The Group is engaged in the manufacture and distribution of water environment protection equipment and water treatment products. The Group has two reportable segments, manufacturing and distribution, based on the type of business process. Duoyuan Langfang manufactures water environment protection equipment and water treatment products and Duoyuan Beijing markets and distributes those products. Each reportable segment derives its revenues from the sale of its products: Duoyuan Langfang sells its products to Duoyuan Beijing and Duoyuan Beijing sells its products to distributors. Intersegment sales are eliminated in the combined and consolidated financial statements.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006, 2007 and 2008

The Group’s chief operating decision makers have been identified as the Chief Executive Officer and other members of senior executive management, who use the financial information at the segment level when making decisions about allocating resources and assessing the performance of the Group.

All of the Group’s revenues from external distributors and long-lived assets are located in the PRC.

For the years ended December 31, 2006, 2007 and 2008, the Group does not have any customers that individually represent over 10% of total revenues.

The following is a summary of the financial information of the reportable segments reconciled to the amounts reported in the combined and consolidated financial statements.

	Revenue by Product Category
Year Ended December 31	2006	2007	2008
	RMB	RMB	RMB	US$

Circulating Water Treatment	145,345,641	193,259,949	245,870,598	$36,038,197
Water Purification	54,807,778	97,898,726	128,097,436	18,775,733
Wastewater Treatment	88,046,581	135,689,615	214,557,564	31,448,525
Construction Projects	6,196,581	—	—	—
Spare Parts	—	—	8,717,088	1,277,697
Sales Rebates	(1,533,943)	(2,886,175)	(4,543,413)	(665,946)

Total Revenue	292,862,638	423,962,115	592,699,273	$86,874,206

	Revenue
Year Ended December 31	2006	2007	2008
	RMB	RMB	RMB	US$

Duoyuan Beijing	292,862,638	423,962,115	592,699,273	$86,874,206
Duoyuan Langfang	206,225,320	272,982,747	424,449,531	62,213,196
Elimination	(206,225,320)	(272,982,747)	(424,449,531)	(62,213,196)

Total Revenue	292,862,638	423,962,115	592,699,273	$86,874,206

	Operating Income
Year Ended December 31	2006	2007	2008
	RMB	RMB	RMB	US$

Duoyuan Beijing	45,276,761	66,012,214	102,268,041	$14,989,819
Duoyuan Langfang	18,270,891	27,317,205	96,253,974	14,108,314
Elimination	419,094	2,094,168	(21,869,553)	(3,205,504)

Total Operating Income	63,966,746	95,423,587	176,652,462	$25,892,629

	Interest Expense
Year Ended December 31	2006	2007	2008
	RMB	RMB	RMB	US$

Duoyuan Beijing	7,349,079	5,749,827	3,117,818	$456,991
Duoyuan Langfang	22,682	9,589	—	—
Elimination	—	—	—	—

Total Interest Expense	7,371,761	5,759,416	3,117,818	$456,991

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006, 2007 and 2008

	Depreciation
Year Ended December 31	2006	2007	2008
	RMB	RMB	RMB	US$

Duoyuan Beijing	4,273,085	3,609,561	1,826,589	$267,730
Duoyuan Langfang	3,599,830	4,645,416	6,885,316	1,009,207
Elimination	—	—	—	—

Total Depreciation	7,872,915	8,254,977	8,711,905	$1,276,937

	Income Tax Expense
Year Ended December 31	2006	2007	2008
	RMB	RMB	RMB	US$

Duoyuan Beijing	4,844,060	8,398,052	25,476,423	$3,734,177
Duoyuan Langfang	2,558,486	3,400,696	12,354,093	1,810,787
Elimination	—	—	—	—

Total Income Tax Expense	7,402,546	11,798,748	37,830,516	$5,544,964

	Assets
Year Ended December 31	2006	2007	2008
	RMB	RMB	RMB	US$

Duoyuan Beijing	278,817,239	285,289,298	322,149,097	$47,218,629
Duoyuan Langfang	117,286,386	158,639,700	262,280,451	38,443,452
Elimination	(33,765,759)	(23,686,472)	(46,343,737)	(6,792,779)

Total Assets	362,337,866	420,242,526	538,085,811	$78,869,302

	Capital Expenditures
Year Ended December 31	2006	2007	2008
	RMB	RMB	RMB	US$

Duoyuan Beijing	—	10,000,000	—	$—
Duoyuan Langfang	—	28,941,600	22,220,634	3,256,963
Elimination	—	—	—	—

Total Capital Expenditures	—	38,941,600	22,220,634	$3,256,963

Note 15 — Discontinued operations

On August 12, 2007, the Group entered into an agreement to sell all of the business activities and operations of Duoyuan Huanan to Duoyuan Asian Water, a company controlled by Wenhua Guo, as of July 1, 2007. The sale price was RMB12,500,000 ($1,832,173), resulting in a loss of RMB581,558 ($85,241) on the sale which included RMB1,057,500 ($155,002) of income tax expense.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006, 2007 and 2008

The following table presents the components of discontinued operations reported in the combined and consolidated statements of income:

	Year Ended December 31,
	2006	2007
	RMB	RMB	US$

Net Sales	7,346,708	3,780,920	$554,184

Income from operations	1,655,356	675,748	$99,047
Provision for income taxes	542,166	273,957	40,155

Discontinued Operations	1,113,190	401,791	$58,892

Note 16 — Current vulnerability due to certain concentrations

The Group’s operations are carried out in the PRC. Accordingly, the Group’s businesses, financial conditions and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC’s economy.

The Group’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Note 17 — Commitments

Lease commitment

As of December 31, 2008, the Group was obligated in the amount of RMB1,124,149 ($164,477) during 2009 for an operating lease from Duoyuan Facsimile which expires on December 31, 2009.

Capital commitments

As of December 31, 2008, the Group had outstanding capital commitments for construction of a production line totaling RMB23,310,000 ($3,416,636) which are expected to be paid during 2009 and 2010.

Note 18 — Share purchase agreement

On February 5, 2008, the Company and Wenhua Guo were parties to a share purchase agreement (the “Agreement”) between Duoyuan Investments Limited (the “Seller”), a British Virgin Island company wholly owned by Wenhua Guo that owns 100% of the Company, and GEEMF III Holdings MU (the “Buyer”), a private company organized under the laws of the Republic of Mauritius. Upon the terms and conditions of the Agreement, the Seller sold 6,000,000 ordinary shares in the Company, representing a 20% equity interest, to the Buyer for an aggregate cash purchase price to the Seller plus a potential earn-out payment payable to the Seller if certain financial and non-financial milestones with respect to the Company are reached in 2008.

Note 19 — Employee stock compensation

In September 2008, the Group’s board of directors and shareholders approved and adopted the 2008 Omnibus Incentive Plan, reserving 2,105,262 ordinary shares for future issuances thereunder. The purpose of the 2008 Omnibus Incentive Plan is to attract and to encourage the continued employment and services of, and

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
DECEMBER 31, 2006, 2007 and 2008

maximum efforts by, the Group’s officers, certain employees and other key individuals by offering those persons an opportunity to acquire or increase a direct proprietary interest in the Group’s operations and future success.

On or prior to the completion of an initial public offering, the Group intends to grant 1,052,631 fully vested ordinary shares to certain employees, including members of the Group’s executive management team, but excluding the chief executive officer and chief financial officer, for no consideration, other than par value, which will be deemed paid by services already rendered to the Group. In addition, pursuant to an amended and restated employment agreement with the Group’s chief financial officer, the Group will grant him an option to purchase up to 300,000 ordinary shares at the initial offering price. One quarter of these options vested on June 24, 2009, with the remainder of his options vesting ratably on a monthly basis through June 24, 2012. Each of these grants will result in stock-based compensation expense in accordance with SFAS No. 123(R).

Note 20 —	Subsequent Event

The Board of Directors approved a 3 for 1 stock split on June 1, 2009. The number of shares and per share amounts in these consolidated and combined and consolidated financial statements reflect the 3-for-1 stock split.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,	September 30,
	2008	2009	2009
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash	198,518,061	937,209,569	$137,295,943
Accounts receivable	137,549,786	184,060,332	26,963,806
Inventories, net of reserve for obsolescence	46,726,339	63,289,184	9,271,510
Other receivables	46,500	31,000	4,541
Other current assets	645,376	22,745	3,332
Deposits	9,990,000	29,474,320	4,317,823

Total current assets	393,476,062	1,214,087,150	177,856,955

PLANT AND EQUIPMENT, net	117,681,359	145,189,409	21,269,434

OTHER ASSETS:
Prepaid leases	22,481,491	22,088,727	3,235,875
Deferred tax assets	4,446,899	4,446,899	651,446

Total other assets	26,928,390	26,535,626	3,887,321

Total assets	538,085,811	1,385,812,185	$203,013,710

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable	20,000,000	20,000,000	$2,929,888
Accounts payable	38,696,788	79,684,831	11,673,381
Other payables	24,927,232	17,541,482	2,569,729
Taxes payable	10,768,521	24,088,093	3,528,770

Total current liabilities	94,392,541	141,314,406	20,701,768

SHAREHOLDERS’ EQUITY:
Ordinary shares, US$0.000033 par value: Authorized shares — 1,500,000,000; Issued and outstanding — 30,000,000 shares at December 31, 2008 and 43,702,631 shares at September 30, 2009	7,295	10,384	1,521
Additional paid-in capital	132,455,705	856,061,526	125,408,210
Statutory reserves	36,413,141	53,467,690	7,832,717
Retained earnings	274,817,129	334,958,179	49,069,494

Total shareholders’ equity	443,693,270	1,244,497,779	182,311,942

Total liabilities and shareholders’ equity	538,085,811	1,385,812,185	$203,013,710

The accompanying notes are an integral part of this statement.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Nine Months Ended September 30,
	2008	2009	2009
	RMB	RMB	US$

REVENUE	443,168,505	589,579,085	$86,370,028
COST OF REVENUE	243,195,069	304,061,507	44,543,305

GROSS PROFIT	199,973,436	285,517,578	41,826,723
RESEARCH AND DEVELOPMENT EXPENSES	11,594,354	13,682,707	2,004,440
SELLING EXPENSES	26,277,454	41,490,394	6,078,110
GENERAL AND ADMINISTRATIVE EXPENSES	11,068,726	97,161,943	14,233,679

OPERATING INCOME	151,032,902	133,182,534	19,510,494
INTEREST EXPENSE	(2,587,823)	(923,450)	(135,280)
OTHER INCOME	1,020,437	805,274	117,968

LOSS FROM SALE OF PROPERTY	(3,204,479)	—	—
INCOME FROM OPERATIONS BEFORE INCOME TAXES	146,261,037	133,064,358	19,493,182
PROVISION FOR INCOME TAXES	27,951,409	55,868,759	8,184,460

NET INCOME	118,309,628	77,195,599	$11,308,722

Earnings per share
Basic	3.94	2.22	$0.33
Diluted	3.94	2.22	$0.33
Earnings per ADS
Basic	7.89	4.45	$0.65
Diluted	7.89	4.44	$0.65
Weighted average number of shares outstanding
Basic	30,000,000	34,718,122	34,718,122
Diluted	30,000,000	34,767,287	34,767,287

The accompanying notes are an integral part of this statement.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

		Additional
	Ordinary	Paid-In	Statutory	Retained
	Shares	Capital	Reserves	Earnings	Totals
	RMB	RMB	RMB	RMB	RMB

BALANCE, January 1, 2009	7,295	132,455,705	36,413,141	274,817,129	443,693,270
Net income	—	—	—	77,195,599	77,195,599
Statutory reserves	—	—	17,054,549	(17,054,549)	—
Share-based compensation	—	91,555,343	—	—	91,555,343
Issuance of ordinary shares in connection with Initial Public Offering, net of offering costs	3,089	632,050,478	—	—	632,053,567

BALANCE, September 30, 2009	10,384	856,061,526	53,467,690	334,958,179	1,244,497,779

The accompanying notes are an integral part of this statement.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2008	2009	2009
	RMB	RMB	US$

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	118,309,628	77,195,599	$11,308,722
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	6,249,685	7,350,350	1,076,785
Amortization	253,834	392,764	57,538
Stock-based compensation expense	—	91,555,343	13,412,344
Loss from sale of property	3,204,479	—	—
(Increase) decrease in assets:
Accounts receivable	(34,621,471)	(46,510,546)	(6,813,534)
Inventories	(11,333,373)	(16,562,845)	(2,426,364)
Other receivables	212,876	15,500	2,271
Related party receivables	102,006,433	—	—
Deposits	(9,990,000)	(10,495,320)	(1,537,506)
Other current assets	(14,694,667)	622,631	91,212
Increase (decrease) in liabilities
Accounts payable	10,283,334	40,988,043	6,004,518
Other payables	14,841,555	(7,385,750)	(1,081,971)
Related party payables	(622,368)	—	—
Taxes payable	427,053	13,319,572	1,951,243

Total cash flows provided by operating activities	184,526,998	150,485,341	22,045,258

CASH FLOWS FROM INVESTING ACTIVITIES	—	—	—

Deposits for purchase of land use right	—	(5,320,000)	(779,350)

Deposits for purchase of equipment	—	(13,659,000)	(2,000,967)

Purchase of building	(6,028,650)	—	—

Purchase of equipment	(16,200,000)	(24,868,400)	(3,643,081)

Total cash flows used in investing activites	(22,228,650)	(43,847,400)	(6,423,398)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term notes	20,000,000	20,000,000	2,929,888
Repayments on short-term notes	(69,000,000)	(20,000,000)	(2,929,888)

Proceeds from Initial Public Offering, net of offering costs	—	632,053,567	92,592,301

Total cash flows (used in) provided by financing activities	(49,000,000)	632,053,567	92,592,301

INCREASE IN CASH	113,298,348	738,691,508	108,214,161
CASH, beginning of period	28,052,825	198,518,061	29,081,782

CASH, end of period	141,351,173	937,209,569	$137,295,943

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for
Income taxes	27,524,357	42,549,188	$6,233,217

Interest	2,587,823	923,450	$135,280

The accompanying notes are an integral part of this statement.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 and 2009

Note 1 — Organization and basis of presentation

Duoyuan Global Water Inc. (the “Company”), indirectly wholly owned by Wenhua Guo, was incorporated under the laws of the British Virgin Islands on June 21, 2007, as a holding company to acquire Duoyuan Clean Water Technology Industries (China) Co., Ltd. (“Duoyuan Beijing”) and Duoyuan Water Treatment Equipment Manufacturing (Langfang) Co., Ltd. (“Duoyuan Langfang”) from Hydroresource Technology Limited (“HTL”), a company solely owned by Wenhua Guo which owned 100% of the equity interest of Duoyuan Beijing and 100% of the equity interest of Duoyuan Langfang. Under its Memorandum of Association, the Company is authorized to issue a maximum of 1,500,000,000 ordinary shares with a par value of $0.000033 (see Note 3). Duoyuan Beijing and Duoyuan Langfang became the wholly-owned subsidiaries of the Company (collectively referred to as the “Group”) on September 3, 2007 and November 29, 2007, respectively. The Company conducts various administrative functions for the Group.

The accompanying unaudited condensed consolidated financial statements as of September 30, 2008 and 2009 and for the nine months ended September 30, 2008 and 2009 of the Group include the accounts of the Company and its wholly-owned subsidiaries, Duoyuan Beijing and Duoyuan Langfang, and should be read in conjunction with the audited consolidated financial statements and accompanying footnotes of the Group as of December 31, 2007 and 2008, and for each of the three years for the period ended December 31, 2008. All significant intercompany transactions have been eliminated in consolidation. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all material adjustments, consisting principally of normal recurring adjustments, necessary for a fair presentation of the Group’s interim results. Certain information and footnote disclosures required for complete financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been condensed or omitted pursuant to applicable rules and regulations. The operating results for the interim periods are not necessarily indicative of the results to be expected for the full year.

On June 29, 2009, the Group completed an initial public offering (“IPO”) of 5,500,000 American Depositary Shares (“ADSs”) representing 11,000,000 ordinary shares plus an over-allotment of 825,000 ADSs representing 1,650,000 ordinary shares at a price of $16.00 per ADS. This represented 28.9% of the 43,702,631 total outstanding shares following the IPO. The net proceeds from the IPO, after deducting a total of $8,607,669 of underwriting discounts, commissions and offering expenses, totaled $92,592,301.

Convenience translation

The Group’s functional currency is Reminbi (“RMB”). The Group maintains its financial statements in the functional currency. Translations of amounts from RMB into US dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8262, representing the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2009. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at this rate or at any other established rate.

Note 2 — Significant accounting policies

Stock based compensation

Compensation cost for all stock-based awards is measured at fair value on date of grant and recognized over the service period for awards expected to vest. The fair value of restricted stock units is determined based on the number of shares granted and the quoted price of the Group’s common stock. Such value is recognized as expense over the service period, net of estimated forfeitures, using the straight-line method. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2008 and 2009

estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. Many factors are considered when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results and future estimates may differ substantially from current estimates. Stock-based compensation expense totaled nil and RMB91,555,343 ($13,412,344) for the nine months ended September 30, 2008 and 2009, respectively.

Recently issued accounting pronouncements

In August 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-05, “Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value”. This ASU provides amendments for fair value measurements of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. ASU 2009-05 also clarifies that when estimating a fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance or fourth quarter 2009. The Group is assessing the impact of ASU 2009-05 on the Group’s consolidated financial position, liquidity, results of operations or disclosures.

In June 2009, the FASB issued ASU No. 2009-01 (formerly SFAS No. 168), “Topic 105 — Generally Accepted Accounting Principles — FASB Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles.” The Codification is the single source of authoritative nongovernmental US GAAP. The Codification does not change current US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents are superseded and all other accounting literature not included in the Codification is considered nonauthoritative. The Codification is effective for interim or annual reporting periods ending after September 15, 2009. The Group has made the appropriate changes to US GAAP references in these consolidated financial statements.

In June 2009, the FASB issued Accounting Standards Codification (“ASC”) 810 (formerly SFAS No. 167), “Amendments to FASB Interpretation No. 46(R)”. ASC 810 amends the consolidation guidance applicable to variable interest entities. The amendments to the consolidation guidance affect all entities currently within the scope of FIN 46(R), as well as qualifying special-purpose entities (QSPEs) that are currently excluded from the scope of FIN 46(R). ASC 810 is effective as of the beginning of the first annual reporting period that begins after November 15, 2009. The Group is assessing the impact of ASC 810 on the Group’s consolidated financial position, liquidity, results of operations or disclosures.

In May 2009, the FASB issued ASC 855 (formerly SFAS No. 165), “Subsequent Events”. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. ASC 855 is effective for interim or annual periods ending after June 15, 2009. The adoption of ASC 855 did not have an effect on the Group’s consolidated financial position, liquidity, results of operations or disclosures.

In April 2009, the FASB issued ASC 825 (formerly FASB Staff Position (FSP) 107-1 and APB 28-1), “Interim Disclosures about Fair Value of Financial Instruments.” ASC 825 requires a public entity to provide disclosures about fair value of financial instruments in interim financial information. ASC 825 is effective for interim and annual financial periods ending after June 15, 2009. The adoption of ASC 825 did not have an effect on the Group’s consolidated financial position, liquidity, results of operations or disclosures.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2008 and 2009

Note 3 — Stock split

The Board of Directors approved a 3-for-1 stock split of its ordinary shares on June 1, 2009. Accordingly, the authorized number of ordinary shares increased to 1,500,000,000 shares and the number of outstanding shares increased in accordance with the stock split. The number of shares and per share amounts in these condensed consolidated financial statements reflect the 3-for-1 stock split.

Note 4 — Inventories

Inventories consist of the following:

	December 31, 2008	September 30, 2009
	RMB	RMB	US$
		(Unaudited)

Raw materials	40,525,410	52,885,682	$7,747,456
Work in process	—	5,854,337	857,627
Finished goods	6,329,057	4,651,732	681,453

Total	46,854,467	63,391,751	9,286,536
Reserve for obsolescence	(128,128)	(102,567)	(15,026)

Net total	46,726,339	63,289,184	$9,271,510

Note 5 — Notes payable

Notes payable represent amounts due to one bank. The notes consist of the following:

	December 31, 2008	September 30, 2009
	RMB	RMB	US$
		(Unaudited)

Loan amount from Bank of Agriculture	20,000,000	20,000,000	$2,929,888
Maturity date	January 16, 2009	January 15, 2010
Interest rate per annum, paid quarterly	8.217%	5.841%

	20,000,000	20,000,000	$2,929,888

All notes are secured by real estate with the carrying amount of RMB29,077,826 ($4,259,738) at September 30, 2009.

Note 6 — Other payables

Other payables consist of the following:

	December 31, 2008	September 30, 2009
	RMB	RMB	US$
		(Unaudited)

Professional fees payable for public offering	14,141,518	1,129,463	$165,460
Housing fund payable	5,865,350	5,865,350	859,241
Warranty reserve	2,200,000	2,400,000	351,587
Accrued wages	—	5,144,057	753,575
Others	2,720,364	3,002,612	439,866

Total	24,927,232	17,541,482	$2,569,729

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2008 and 2009

Note 7 — Income taxes

The provision for income taxes is comprised of the Group’s current tax liability and change in deferred income tax assets and liabilities. Deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws.

The Group recorded a provision for income taxes of RMB27,951,409 and RMB55,868,759 ($8,184,460) for the nine months ended September 30, 2008 and 2009, respectively. The income tax expense is comprised primarily of enterprise income taxes related to the business operations of the Group’s PRC subsidiaries.

The increases of RMB27,917,350 ($4,089,735) in the Group’s income tax expense for the nine months ended September 30, 2008 and 2009, result from increases in the Group’s income subject to PRC taxes. The Company’s share-based compensation expense of RMB91,555,343 ($13,412,344) for the nine months ended September 30, 2009, respectively, are not deductible from the Group’s income subject to PRC taxes. Accordingly, the effective tax rate increased 22.9% from 19.1% for the nine months ended September 30, 2008 to 42.0% for the nine months ended September 30, 2009.

Note 8 — Stock based compensation

On September 19, 2008, the Board of Directors adopted the 2008 Omnibus Incentive Plan (the “Plan”) to provide additional incentives to the Group’s employees. The Plan provides for the grant of a share option and restricted ordinary shares.

Under the Plan, the Group granted an option to purchase 300,000 ordinary shares to the chief financial officer (“CFO”) on June 24, 2009, and 1,052,631 restricted share awards to certain executives and employees on June 29, 2009.

Share option

The CFO’s share option was granted on June 24, 2009 at an exercise price of $8.00, vests over 3 years of continuous service, with 25% of the option to be vested on each of the third, fourth and fifth anniversaries of the CFO’s employment start date, and expire in ten years. 25% of the share option vested on the grant date, which was also the second anniversary of the CFO’s employment start date. Compensation expense is recognized on a graded vesting schedule for each tranche. This expense is calculated using the Black-Scholes model based on the assumptions in the following table:

Exercise price	$8.00
Expected term	3 years
Expected volatility	125%
Expected dividend yield	0%
Risk-free interest rate	2.83%
Estimated fair value of share option	$8.47

Since the Group did not have a trading history at the time the share option was issued, the expected volatility was based on the historical volatility of a comparable publicly traded company engaged in a similar industry with a three year look back period ending on the grant date.

These compensation expenses of RMB5,422,974 ($794,435) for the nine months ended September 30, 2009, are recorded as general and administrative expenses.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2008 and 2009

Restricted share awards

The value of the restricted share awards was based on the closing trading price of the Group’s stock on the date of the grant.

This compensation expense of RMB86,132,369 ($12,617,909) is recorded according to where the grantee’s regular compensation is recorded:

	RMB	US$

Cost of revenue	1,374,673	$201,382
Selling expense	3,984,916	583,768
Administrative expense	80,772,780	11,832,759

Total	86,132,369	$12,617,909

Note 9 — Earnings per share

Basic net income per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. (See Note 3.)

Diluted net income per share is computed by using the weighted-average number of shares of ordinary shares outstanding and, when dilutive, potential shares from options to purchase ordinary shares, using the treasury stock method. Common equivalent shares are excluded from the diluted computation if their effect is anti-dilutive.

The following table illustrates the computation of basic and dilutive net income per share and provides a reconciliation of the number of weighted-average basic and diluted shares outstanding:

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2008 and 2009

	Nine Months Ended September 30,
	2008		2009		2009

Numerator:
Net income	RMB	118,309,628	RMB	77,195,599	$11,308,722
Denominator:
Weighted-average shares outstanding:
Basic		30,000,000		34,718,122	34,718,122
Diluted		30,000,000		34,767,287	34,767,287
Net income per share:
Basic	RMB	3.94	RMB	2.22	$0.33
Diluted	RMB	3.94	RMB	2.22	$0.33

For the nine months ended September 30, 2008 and 2009, the following common equivalent shares were included in the calculation of the Group’s diluted net income per share:

	Nine Months Ended
	September 30,
	2008	2009

Equity instruments:
Shares option	—	49,165

Total common stock equivalent shares	—	49,165

Note 10 — Segment reporting

For the nine months ended September 30, 2008 and 2009, the Group did not have any customers that individually represented over 10% of total revenues.

The following is a summary of the financial information of the reportable segments reconciled to the amounts reported in the consolidated financial statements.

	Revenue by Product Category
Nine Months Ended September 30	2008	2009
	RMB	RMB	US$

Circulating Water Treatment	184,636,923	221,209,316	$32,405,924
Water Purification	92,562,478	125,295,727	18,355,121
Wastewater Treatment	162,286,624	233,606,453	34,222,034
Spare Parts	5,568,011	12,224,500	1,790,821
Sales Rebates	(1,885,531)	(2,756,911)	(403,872)

Total Revenue	443,168,505	589,579,085	$86,370,028

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2008 and 2009

	Revenue
Nine Months Ended September 30	2008	2009
	RMB	RMB	US$

Duoyuan Beijing	443,168,505	589,579,085	$86,370,028
Duoyuan Langfang	315,567,739	437,092,420	64,031,587
Elimination	(315,567,739)	(437,092,420)	(64,031,587)

Total Revenue	443,168,505	589,579,085	$86,370,028

	Operating Income
Nine Months Ended September 30	2008	2009
	RMB	RMB	US$

Duoyuan Beijing	78,741,851	89,635,657	$13,131,121
Duoyuan Langfang	72,484,027	133,317,068	19,530,202
Duoyuan Global Water	(513,095)	(89,758,643)	(13,149,137)
Addition (Elimination)	320,119	(11,548)	(1,692)

Total Operating Income	151,032,902	133,182,534	$19,510,494

	Interest Expense
Nine Months Ended September 30	2008	2009
	RMB	RMB	US$

Duoyuan Beijing	2,587,823	923,450	$135,280
Duoyuan Langfang	—	—	—

Total Interest Expense	2,587,823	923,450	$135,280

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2008 and 2009

	Depreciation
Nine Months Ended September 30	2008	2009
	RMB	RMB	US$

Duoyuan Beijing	1,754,802	277,355	$40,631
Duoyuan Langfang	4,494,883	7,072,995	1,036,154

Total Depreciation	6,249,685	7,350,350	$1,076,785

	Income Tax Expense
Nine Months Ended September 30	2008	2009
	RMB	RMB	US$

Duoyuan Beijing	18,773,874	22,063,780	$3,232,220
Duoyuan Langfang	9,177,535	33,804,979	4,952,240

Total Income Tax Expense	27,951,409	55,868,759	$8,184,460

	Assets
Nine Months Ended September 30	2008	2009
	RMB	RMB	US$

Duoyuan Beijing	294,853,391	597,414,410	$87,517,859
Duoyuan Langfang	232,789,513	463,583,836	67,912,431
Duoyuan Global Water	108,830,268	721,607,128	105,711,396
Elimination	(121,991,444)	(396,793,189)	(58,127,976)

Total Assets	514,481,728	1,385,812,185	$203,013,710

	Capital Expenditures
Nine Months Ended September 30	2008	2009
	RMB	RMB	US$

Duoyuan Beijing	—	—	$—
Duoyuan Langfang	22,228,650	34,858,400	5,106,560

Total Capital Expenditures	22,228,650	34,858,400	$5,106,560

Note 11 — Commitments

Lease commitment

As of September 30, 2009, the Group was obligated under an operating lease from Duoyuan Facsimile, a related party, which relates to a building, requiring minimum rentals in 2009 of RMB281,037 ($41,170).

Capital commitments

As of September 30, 2009, the Group had outstanding capital commitments for the purchase of equipment totaling $4,600,000 which amounts are expected to be paid during 2010.

Other commitments

As of September 30, 2009, the Group had outstanding television advertising commitments totaling RMB30,387,840 ($4,451,648) that will be paid on a monthly installment basis during the period October 2009 to August 2010.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SEPTEMBER 30, 2008 and 2009

Note 12 — Subsequent events

The Group has evaluated subsequent events through the date the financial statements were issued, or November 9, 2009. Management does not believe any subsequent events have occurred that would require further disclosure or adjustment to the financial statements.

WE CAN GIVE YOU A PURE WORLD

TAP WATER PLANT
HIGHLY PURIFIED WATER FOR INDUSTRIAL PURPOSE
INDUSTRIAL WASTEWATER TREATMENT PLANT
CIRCULATION
REUSE
INDUSTRIAL CIRCULATING WATER
DEEP TREATMENT OF RESIDENTIAL WASTEWATER
REUSE
CIRCULATION
COMMON RESIDENTIAL WATER
MUNICIPAL WASTEWATER PLANT
LAKE
DIRECT DRINKING WATER
PROCESS OF WASTEWATER TREATMENT PLANT

4,063,160 American Depositary Shares

DUOYUAN GLOBAL WATER INC.

Representing 8,126,320 Ordinary Shares

PROSPECTUS

Credit Suisse	Piper Jaffray

          , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and Officers

British Virgin Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the British Virgin Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under the Fourth Amended and Restated Memorandum and Articles of Association of Duoyuan Global Water Inc., or the Registrant, the Registrant may indemnify its directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the Registrant and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful.

Pursuant to indemnification agreements, the form of which is incorporated by reference as Exhibit 10.2 to this registration statement, the Registrant will agree to indemnify its directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of the Registrant and its officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

The information below sets forth the date of issuance, title, amount and purchasers of, and consideration paid for, the Registrant’s securities sold within the last three years that were not registered under the Securities Act. All such securities were issued outside the United States pursuant to Regulation S of the Securities Act or inside the United States in transactions exempt from the registration requirements of the Securities Act. The information shown gives effect to the 3-for-1 share split implemented by the Registrant on June 2, 2009.

		Number of
Date of Sale or Issuance	Title	Securities	Consideration	Purchaser

July 5, 2007	Ordinary Shares	30,000	$1.00	Duoyuan Investments Limited
December 11, 2007	Ordinary Shares	29,970,000	$999.00	Duoyuan Investments Limited
June 29, 2009	Ordinary Shares	1,052,631	Services	Employees, including members of executive management, but excluding the chief executive officer and chief financial officer, pursuant to 2008 Omnibus Incentive Plan

Item 8.	Exhibits and Financial Statement Schedules

(a)	Exhibits

The exhibits to this registration statement are listed on the Exhibit Index, which appears elsewhere herein and is incorporated by reference.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated and combined and consolidated financials statements or the notes thereto.

Item 9.	Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beijing, People’s Republic of China, on this 8th day of January, 2010.

DUOYUAN GLOBAL WATER INC.

/s/  Wenhua Guo
Wenhua Guo
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person, whose signature appears below constitutes and appoints Wenhua Guo and Stephen C. Park and each of them, their attorney-in-fact, with the power of substitution, for them in any and all capacities, to sign any amendment or post-effective amendment to this registration statement on Form F-1, including, without limitation, any additional registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, with respect hereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Wenhua Guo Wenhua Guo	Director and Chief Executive Officer (Principal Executive Officer)	January 8, 2010

/s/ Stephen C. Park Stephen C. Park	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 8, 2010

/s/ Ping Wei Ping Wei	Director	January 8, 2010

/s/ Joan M. Larrea Joan M. Larrea	Director	January 8, 2010

/s/ Charles V. Firlotte Charles V. Firlotte	Director	January 8, 2010

/s/ Yuefeng Yu Yuefeng Yu	Director	January 8, 2010

/s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director Puglisi & Associates	Authorized Representative in the United States	January 8, 2010

EXHIBIT INDEX

Exhibit
Number		Description

**1	.1	Form of Underwriting Agreement between Duoyuan Global Water Inc., or the Company, and the underwriters named therein
*3	.1	Fourth Amended and Restated Memorandum of Association of the Company
*3	.2	Fourth Amended and Restated Articles of Association of the Company
*4	.1	Form of Deposit Agreement among the Company, depositary and holders of the American Depositary Receipts
*4	.2	Form of Certificate representing the Ordinary Shares, par value $0.000033 per share, of the Company
*4	.3	Form of American Depositary Receipt (included in Exhibit 4.1)
*4	.4	Investors’ Rights Agreement among the Company and other parties thereto dated February 5, 2008
*4	.5	Acknowledgement, Amendment and waiver among the Company and other parties thereto dated June 1, 2009
5.1		Opinion of Maples and Calder regarding the validity of the ordinary shares to be registered
**8	.1	Opinion of Winston & Strawn LLP regarding certain U.S. tax matters
*10	.1	Duoyuan Global Water Inc. 2008 Omnibus Incentive Plan±
*10	.2	Form of Indemnification Agreement between the Company and its officers and directors±
*10	.3	Form of Employment Agreement between the Company and Executive Officer
*10	.4	English Translation of Trademark Transfer Agreement (“Duoyuan” Trademarks) between Duoyuan Clean Water Technology Industries (China) Co., Ltd. and Duoyuan Investments Limited dated December 1, 2007
*10	.5	English Translation of Trademark Transfer Agreement (Pattern Trademarks) between Duoyuan Clean Water Technology Industries (China) Co., Ltd. and Duoyuan Investments Limited dated December 1, 2007
*10	.6	English Translation of Trademark Transfer Agreement (“MHW” Trademark) between Duoyuan Clean Water Technology Industries (China) Co., Ltd. and Duoyuan Investments Limited dated December 1, 2007
*10	.7	English Translation of Trademark Transfer Agreement (“Duoyuan” Trademarks) between Duoyuan Clean Water Technology Industries (China) Co., Ltd. and Duoyuan Investments Limited dated December 1, 2007
*10	.8	License Agreement, dated as of September 17, 2008, by and between Duoyuan Investments Ltd. and the Company
*10	.9	License Agreement, dated as of May 27, 2009, by and between Duoyuan Investments Ltd. and the Company
21.1		List of the Company’s subsidiaries
23.1		Consent of Grant Thornton, Independent Registered Public Accounting Firm
23.2		Consent of Maples and Calder (included in Exhibit 5.1)
**23	.3	Consent of Winston & Strawn LLP (included in Exhibit 8.1)
23.4		Consent of Commerce & Finance Law Offices

*	Incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-159651)

**	To be filed by amendment

II-4